


04036151

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco

*CURRENT ADDRESS

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3158 FISCAL YEAR 4-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/10/04


Annual Report 2003/04


DANISCO

First you add knowledge...

STRATEGIC FOCUS AND TARGETS

Preparing food for others is a great responsibility – in particular on an industrial scale. More and more food is produced outside the home, and as a supplier of ingredients to food producers, it is important for Danisco to help consumers get healthy, safe and tasty foods.

Danisco offers a broad range of products within ingredients, sweeteners and sugar.

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry.

Financial targets

Danisco builds on the concept of value-based management, creating value through the Group's financial and human resources. The Ingredients and Sweeteners segment targets to double sales in the period 2000-2005 by organic growth above market average and acquisitions.

Danisco is also committed to achieving organic growth in this segment with an operating margin (operating profit, EBIT before special items) of at least 15% during this five-year period and to increasing return on average invested capital (ROAIC) to at least 15% before tax during the same period.

For acquisitions in Ingredients and Sweeteners, Danisco seeks to ensure that return on investment will exceed the weighted average capital cost (WACC) no later than in the third full financial year after the acquisition.

In the Sugar segment, the target is to sustain net sales and grow cash flow from operations by an annual 5-6% (CAGR) in 2000-2005, and to increase ROAIC to at least 12% before tax.



A roundabout seen from above is the connecting link of your journey through Danisco. From a New York cafe to a park in Sydney. From Danisco's online report to the printed version.

Contents

Please note:
In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Annual Report for 2003/04, the Danish version prevails.

OPPORTUNITIES UNFOLDING

From a year of challenge, we are now looking to a year of opportunities. During the period of weak growth in the ingredients markets, we have been on the offensive and positioned Danisco to capitalise on the opportunities arising, for instance the acquisition of Rhodia's ingredients business. Through our branding campaign and our sustained focus on knowledge, most recently expressed in our new test bakery, we have raised awareness of Danisco, underpinning the quality of our brand.



The adverse trend in the market for food ingredients continued during 2003/04. The US dollar slipped further, economic growth was modest and raw material prices rose, continuing the pressure on earnings. Our sugar business met with lower sales of quota sugar and declining world market prices but managed to grow the business with the industry segment. The difficult conditions also offered opportunities, which we were able to leverage by Danisco's financial strength. In the coming year we will optimise our operational performance further with the benefit of improved earnings levels. We continue to grow our business with increasing focus on organic growth.

Having acquired Rhodia's food ingredients business, we now boast a very strong product palette, and our market position and knowledge make us an obvious choice in the development of new products. Customers can test all sorts of ideas in our innovation centres across the world, eventually producing a recipe for success. Danisco's investment in a new test bakery offers a valuable tool for our customers' product development – baking has moved out of the kitchen and into the scientist's lab.

Our customers are at the core. Their need for knowledge, raw materials and logistics is the basis of Danisco's business operations. The Danisco brand is increasingly acknowledged by customers as a guarantee of reliable, competitive and sustainable delivery of the optimal quantity and combination of food ingredients. When we perform our part of the value chain, food producers are able to meet the consumers' demands for healthy, safe and tasty food. Our customers benefit directly from Danisco's knowledge base. Via the Internet, they can access our Partnerweb database to stay updated on the latest knowledge about our products and applications. Partnerweb also allows customers to place orders online while maintaining an overview of the order's flow throughout the logistics chain. In this way, Danisco creates value from the very conception of a new product to the delivery of ingredients at the producer's site.

In the acquisition of an enterprise, it is normal to take a close look at the acquired resources to see how they match existing ones. And it is only natural to optimise the resources to ensure that Danisco builds on a competitive platform. We have therefore highlighted the cost base of both Rhodia's ingredients business and Danisco in order to retain our position among the most competitive suppliers. Ultimately, it is a matter of creating value for all Danisco's stakeholders, including boosting return on invested capital.

Danisco has been put firmly on the map the past year. We are in the midst of a major branding process aiming to raise awareness of Danisco among the general public and our stakeholders. Recognition and awareness of Danisco have grown, for one thing resulting in a much higher number of unsolicited job applications. But working on our external image is not enough, internal efforts towards our most important ingredient – the employees – are equally important. Gauging the satisfaction of our employees with Danisco Spirit was the first step down that road, and with a favourable result.

I would like to end by inviting you to visit our website at www.danisco.com and experience our virtual Annual Report, taking you on a journey through Danisco.

Enjoy the read.

Alf Duch-Pedersen
CEO

KEY FIGURES AND FINANCIAL RATIOS

GROUP		1999/00	2000/01	2001/02	2002/03	2003/04
Profit and loss account in DKK million						
Net sales		27,829	23,492	17,666	16,551	16,397
of which main business areas		*14,991*	*15,826*	*16,634*	*16,551*	*16,397*
Operating profit before special items and amortisation of goodwill, etc. (EBITA)		2,577	2,306	2,315	2,340	2,138
of which main business areas		*1,771*	*2,195*	*2,308*	*2,340*	*2,138*
Amortisation of goodwill etc.		(539)	(437)	(399)	(404)	(409)
Operating profit		2,038	1,869	1,916	1,912	1,812
of which main business areas		*1,400*	*1,821*	*1,909*	*1,912*	*1,812*
Financials, net		(517)	(501)	(449)	(350)	(242)
Profit on ordinary activities before tax		1,521	1,368	1,467	1,562	1,570
Profit on ordinary activities		871	906	940	1,017	1,032
Consolidated profit		1,282	112	940	1,017	1,032
Cash flows in DKK million						
Cash flow from operating activities		2,342	2,182	2,064	1,987	1,667
Cash flow from investing activities		(9,485)	2,135	566	(1,457)	51
of which investments in intangible fixed assets, net		*(139)*	*(65)*	*(46)*	*(90)*	*(106)*
of which investments in tangible fixed assets, net		*(1,295)*	*(1,136)*	*(754)*	*(797)*	*(670)*
Cash flow from financing activities		6,590	(3,840)	(2,952)	(798)	(1,811)
Total cash flow		(553)	477	(322)	(268)	(93)
Balance sheet in DKK million						
Assets		36,829	31,956	27,771	26,540	25,307
Equity		13,690	12,795	12,580	11,420	11,651
Interest-bearing debt, net		12,669	11,278	9,182	9,439	8,291
Invested capital		25,374	23,007	19,993	19,464	19,456
Financial ratios in %						
Operating margin (EBITA)		9.3	9.8	13.1	14.1	13.0
Return on average invested capital (ROAIC)		8.4	7.7	9.3	9.8	9.5
Return on average operating net assets (ROAONA)		13.5	13.4	16.5	18.0	16.2
Return on average equity		6.4	6.6	7.1	8.3	8.6
Solvency ratio		37.2	40.0	45.3	43.0	46.0
Share data						
Average number of shares excluding own shares	'000	57,891	57,377	55,734	52,366	49,907
Diluted average number of shares excluding own shares	'000	57,891	57,444	55,795	52,372	49,930
Diluted number of shares at year-end excluding own shares	'000	57,547	56,517	54,447	51,127	49,785
Earnings per share:						
Basic (EPS)	DKK	14.44	15.22	16.24	19.02	19.98
Diluted (DEPS)	DKK	14.44	15.20	16.22	19.02	19.97
Diluted, amortisation of goodwill added (DEPSAA)	DKK	23.75	22.80	23.37	26.73	28.15
Diluted cash flow per share	DKK	40.45	37.98	36.99	37.94	33.39
Diluted net asset value per share	DKK	238	226	231	223	234
Market price per share	DKK	247	292	283	243	294
Dividends paid in the financial year	DKK million	348	344	339	314	311
Repurchase of own shares	DKK million	115	292	603	864	356
Total payout to shareholders	DKK million	463	636	942	1,178	667
Other data						
Average number of employees		17,712	14,680	9,105	8,356	8,440

See definition of key figures and financial ratios on page 60.

Management's statement

The Board of Directors and the Executive Board have considered and approved the Annual Report 2003/04 of Danisco A/S.

The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act, class D, and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies. In our opinion the accounting policies are appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position and results of operations.

We recommend that the Annual Report be adopted by the Annual General Meeting.

Copenhagen, 17 June 2004

Executive Board

Alf Duch-Pedersen
Chief Executive Officer

Søren Bjerre-Nielsen

Mogens Granborg

Robert H. Mayer

Board of Directors

Anders Knutsen
Chairman

Matti Vuoria
Deputy Chairman

Bo Berggren

Per Gertsen

Lis Glibstrup

Peter Højland

Heimo Karinen

Jon Krabbe

Bent Willy Larsen

Børge A. Pedersen

Jørgen Tandrup

Auditors' Report

We have audited the annual report of Danisco A/S for the financial year 1 May 2003-30 April 2004.

The annual report is the responsibility of the Company's management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish and International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at 30 April 2004 and of the results of their operations and consolidated cash flows for the financial year 1 May 2003-30 April 2004 in accordance with the Danish Financial Statements Act, Danish Accounting Standards, International Financial Reporting Standards (IFRS) and the financial reporting requirements of the Copenhagen Stock Exchange governing listed companies.

Copenhagen, 17 June 2004

Deloitte
Statsautoriseret Revisionsaktieselskab

H.P. Møller Christiansen
State-authorised
Public Accountant

Lone Møller Olsen
State-authorised
Public Accountant

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Ole Neerup
State-authorised
Public Accountant

Søren Strøm
State-authorised
Public Accountant

Earnings per share grew 5%

Danisco outperformed the expectations announced at the time of the 9M 2003/04 results, which is satisfactory. EBITA including special items was DKK 2,221 million (DKK 2,316 million). Special items impacted earnings positively by DKK 83 million, mainly from the sale of Amcor Flexibles Europe.

Consolidated profit was DKK 1,032 million (DKK 1,017 million), and earnings per share grew 5% to DKK 19.97 (DKK 19.02). Danisco has reduced the number of shares compared with last year, averaging 49.9 million shares in the period.

Ingredients and Sweeteners

For the full year 2003/04, the EBITA margin was 14.3% (15.7%), considerably below the level of the year before. We expect to see improvement of the EBIT margin before special items in 2004/05, attributable to higher organic growth, the improved market situation for emulsifiers, focus on costs, continued progress in Flavours and the launch of high-margin products in Specialities.

The food market presently sees a rising number of product introductions. Danisco's business model, the one-stop-supplier strategy, is most beneficial to food producers when they are developing new products and require the most comprehensive innovation and application knowledge. The addition of Rhodia's cultures, textural ingredients, enzymes and food safety further underpins our business model. We are now well poised to leverage the expected economic upturn.

Product areas

Texturant products

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 4%. Volume growth was around 5% compared with the same period last year. The market situation during the year ended was characterised by surplus capacity and price competition but improved towards the last part of the year due to rising demand. Raw material prices saw an upward trend in the first part of the period, recently stabilising at somewhat lower levels. Sales reached DKK 3,880 million (DKK 3,990 million).

Speciality products

Sales of DKK 3,195 million in Speciality products (including flavours, bio and feed ingredients) developed flat compared with last year. Organic growth was 5%, primarily driven by flavour growth, but feed ingredients sales also developed favourably despite difficult market conditions caused by the outbreak of SARS and Avian Flu in the Far East. Launch of a number of new bio ingredient products was delayed, but the pipeline of these new products going into the new financial year is quite strong.

Flavours also felt the effect of the improved economic situation, which meant an increase in the number of new product introductions. In particular the dairy segment in Latin America saw great demand. The market in North America was influenced by many new products, notably low-carb (low content of carbohydrates), which helped the flavour division achieve satisfactory results. The division continues focusing on the structure and seeks to raise the level of profitability.

Sweeteners

Sales of natural sweeteners for low-carb and other products in North America remain an important growth driver. The products Litesse® (fat replacer) and lactitol are increasingly in demand. Sales grew 5% to DKK 1,567 million (DKK 1,490 million), with organic growth of 11% and volume growth of 14%. Prices continued to be under pressure, mainly on account of the price development for xylitol, where volume development was good.

Geographic markets

Europe

The European markets developed differently. Germany and France improved, while the UK market continued to show some weakness. This produced a modest overall organic growth of 1% in 2003/04. In the second half of the year, organic growth seemed to have stabilised around 3%, which is estimated to be in line with market growth. The ice cream season came off to a good start, and the Russian market continued the strong trend, recording organic growth of 17%.

North America

New food product launches gained momentum in the US, driven by the need for low-carb products. New food product launches were particularly strong in the bakery and ice cream segments. Danisco's broad product palette enables us to help customers replace traditional ingredients such as simple carbohydrates by Litesse® and lactitol. Organic growth in North America reached 11%, representing 25% of Danisco's total ingredients and sweetener sales.

Latin America

The Latin American economies are improving, which reflects on the food market and on food ingredients investments. Danisco



had success with supplies to the dairy sector where high-protein drinking yoghurt was in great demand. Stabilisers to the meat industry were also excellent growth drivers.

Asia-Pacific

Growth in the region developed unevenly. Especially China saw very high growth rates, which seem to be continuing. Organic growth was about 40%, increasingly driven by local producers in the dairy and other sectors. The Japanese market improved over the year, with particularly strong sweetener sales. Competition sharpened in the south-eastern area with growth at more moderate rates. Organic growth for 2003/04 was 6%.

Acquisition of Rhodia Food Ingredients

The acquisition of Rhodia Food Ingredients has significantly expanded our product platform within speciality products and texturant products. We expect to realise cost synergies of DKK 150 million and restructuring costs at the same level. This is DKK 30 million higher than previously announced. We still expect considerable additional sales synergies. At the same time we are continuously streamlining our business platform in order to remain an attractive partner and investment opportunity. The purchase of Rhodia Food Ingredients has made it possible to initiate a general cost reduction programme to be implemented over the next 12 months and is expected to reduce costs by around DKK 75 million annually. Please see the section Outlook for 2004/05.

In the past two years, the organic growth rates recorded in the ingredients market have been relatively low. This has created several opportunities for consolidation in the sector. We have taken advantage of this trend by acquiring Rhodia Food Ingredients at a reasonable price.

Sugar

Lower sales of quota sugar early in the year affected sales, which fell 2% to DKK 7,941 million (DKK 8,105 million). An improved market in the second half of the year compensated for the lower world market prices for sugar and molasses.

The EU Commission can adjust the quota every year, but only for the coming year and always from the original base of the quota. Any change in quota will affect Danisco in two financial years. In 2002, the quota was reduced by 5.3%, while in 2003 the quota was reduced by 1.3%. More quota sugar is therefore available for sale in the financial year 2004/05. We also saw a rise in demand from industry customers, and together these factors helped offsetting the falling world market prices for sugar and molasses.

Danisco Seed sold its activities within winter oilseed rape and mustard after the balance-sheet date, recording a book value gain of around DKK 65 million to take effect in 2004/05. Danisco Seed also experienced higher demand for beet seed early in 2004 from East European countries in particular, which impacted favourably on full-year results.

Ingredients & Sweeteners

Sales growth by geographic segment

change in percentage

	Growth	Currency	Currency adjusted growth	Acquisitions	Organic growth	Sales distribution %
Europe	[illegible]	[illegible]	9	2	1	[illegible]
North America	[illegible]	[illegible]	11	[illegible]	11	25
Latin America	2	(10)	12	[illegible]	2	[illegible]
Asia-Pacific	(2)	(8)	6	[illegible]	6	8
Rest of the world	4	[illegible]	[illegible]	[illegible]	[illegible]	5
Total	[illegible]	(8)	6	[illegible]	6	[illegible]



Sales growth by product group

change in percentage

	Growth	Currency	Currency adjusted growth	Acquisitions	Organic growth	Sales distribution %
Texturant products	[illegible]	[illegible]	4	[illegible]	4	[illegible]
Speciality products	1	(6)	7	[illegible]	5	[illegible]
Sweeteners	[illegible]	(10)	11	[illegible]	11	[illegible]
Total	[illegible]	(8)	6	[illegible]	5	100

Group

Innovation

In 2003/04, Danisco used DKK 460 million (DKK 445 million) on innovation, representing 2.8% of sales (2.7%). The major part was used in Ingredients and Sweeteners with innovation costs accounting for 4.3% (4.2%) of sales.

The first product developed in partnership with Genencor has been approved in the USA as GRAS (generally regarded as safe) to be put on the market in 2004/05. Danisco's award-winning solution for barrier formation in food products to avoid unwanted migration of single components has been marketed and resulted in the first order. Several ice-cream suppliers this year produce the non-melting ice cream using Danisco ingredients. Innovation has also been finalising GRINDSTED® SOFT-N-SAFE – a product based on emulsifier techniques to replace the use of phthalates and other softeners in plastics. Plastics is increasingly used in several industries, including toys and packaging. We have received a great deal of positive feedback from potential customers, but at the moment we await regulatory approval of the product.

Danisco Venture

In Q4, Danisco Venture invested in Danish-based Jurag Separation A/S, which has patented knowledge within separation processes. Through the existing partnership, the investment is expected to improve Danisco's production within fermentation. Danisco Venture also invested in Profos AG, Linguagen Corp. and CatchMabs B.V. This brings Danisco Venture's new investments in 2003/04 to four, giving a total of eight portfolio investments. Please see page 15 for further description of the investments. We expect a lower level of investments in the financial year 2004/05.

Acquisitions and divestments

In the financial year, 80% of the ingredients business Danisco Tianguan (Nanyang) Co., Ltd. was acquired.

Danisco acquired Rhodia's ingredients business after the balance-sheet date at a purchase sum of DKK 2.4 billion.

Sustainability

We have been working with the role of sustainability in the food production value chain and have issued guidelines for our suppliers. We audit our suppliers, just as our customers audit our sites. We have published a customer brochure, Brand Protection, dealing with Danisco's approach to issues that are important to our customers, e.g. traceability and food safety. The brochure focuses on Danisco's environmental and social systems, which safeguard our customers' brands in the best possible way. Brand protection is a growing concern among Danisco's customers, which we see through an increasing number of questionnaires and more auditor visits to our production plants.

Our Sustainability Report for 2004/05 will be published along with the Annual Report 2004/05, without the current time lag.

Corporate Governance

The Board of Directors reviewed Danisco's Corporate Governance rules and practices. They are in good agreement with the requirements for Danish listed companies. There were no major changes, but a number of clarifications, adjustments and new initiatives were implemented, please see our website: www.danisco.com/aboutus/corporate_governance.asp.

The Board of Directors reviews the rules and practices once a year.

Associated undertakings

Following the sale of Amcor Flexibles Europe in August 2003, only income from Genencor International Inc. is included in income from associated undertakings from and including Q2 of 2003/04. Income from associated undertakings for the year was DKK 50 million against DKK 22 million last year.

Since Genencor's IPO in 2000, we have treated our stake in the company as a financial asset, which can be reduced or increased at an appropriate point in time. Considerations as to Danisco's holding of Genencor shares are made on an ongoing basis, as is the case for Danisco's other assets and activities.

Investments

Consolidated investments in tangible assets totalled DKK 868 million (DKK 844 million), which was lower than originally planned. Ingredients and Sweeteners invested a total of DKK 443 million in tangible assets, of which approximately DKK 350 million relates to maintenance. Sugar's investment in tangible assets totalled DKK 405 million, which exceeds the level of maintenance investments.

Cash flow

The EU's more thorough procedure for approval of export restitution has resulted in an amount due to Danisco from the EU, which is close to DKK 210 million higher than at the same time last year. We expect the amount due to be reduced during 2004/05.

Cash flows from operating activities of DKK 1,667 million (DKK 1,987 million) were negatively affected by the amounts due referred to above and increased stocks. Ingredients and Sweeteners has increased stocks as a result of strategic stock building.



Financials

Net financial expenditure was DKK 292 million (DKK 372 million). The decline was due to lower interest rates and lower net interest-bearing debt of DKK 8,291 million (DKK 9,439 million). Equity was DKK 11,651 million (DKK 11,420 million) at 30 April 2004. Equity was impacted by dividend payments of DKK 311 million (DKK 314 million), share buybacks of DKK 356 million (DKK 864 million) and currency changes of DKK 183 million (DKK 950 million) in the translation of equity from non-Danish subsidiary and associated undertakings.

Tax

The Group's net tax for the year was DKK 538 million, corresponding to an effective tax rate of 36. Before non-deductible goodwill amortisation, the tax rate was 28 (2002/03 28). Tax paid amounted to DKK 558 million (DKK 424 million). The increase is mainly attributable to increased tax payment in Denmark relating to taxable gain from hedging relating to the investment in Genencor.

Accounting policies

There are no major changes in accounting policies compared to last year. A new item has been introduced for special items, comprising major income and expenditure of a non-recurring nature. The items are shown separately to provide a better picture of the operational results.

For 2003/04, special items of DKK 83 million comprised a net gain of DKK 50 million regarding our divestment of our holding in Amcor Flexibles Europe and a book value gain of DKK 33 million related to a fire at our Sugar factory in Kantvik, Finland.

For accounting policy changes concerning 2004/05, please see the section Outlook for 2004/05.

Dividend policy

Danisco aims to ensure the necessary equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year in the periods allowed for buybacks.

Dividend is proposed to be DKK 6.50 per share (DKK 6.25), a total of DKK 323 million (DKK 311 million). The value of share buybacks in the year ended was DKK 356 million.

Purchase of own shares

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. The Annual General Meeting held on 28 August resolved to cancel 2,131,050 own shares equivalent to a nominal value of DKK 42.6 million. The cancellation was effected on 16 December 2003. At 16 June 2004, Danisco held 1,384,500 own shares, corresponding to 2.7% of the share capital, of which 2.5% is for hedging of the share option programme. Repurchases for the full year amounted to DKK 356 million at an average price of DKK 247.

Option programmes

The Board of Directors decided to grant the Executive Board and managerial staff, totalling some 90 persons, 300,000 share options. The share options entitle the holder to buy shares from the Company at a price that corresponds to the average share price of the five trading days before and the five trading days after the Announcement of Results on 17 June 2004 with a premium of 10% added. The options cannot be exercised before three years after allocation and must be exercised no later than six years after allocation. According to the Black & Scholes model, the theoretical value of the programme can be calculated at around DKK 16 million (dividend: DKK 6.50, volatility: 20%, interest rate: 3.44%).

In the course of the year, 15,000 options were exercised (2002/03 0) and the expense involved was DKK 0.5 million (DKK 0 million), which has been taken to equity.

Outlook for 2004/05

Accounting policy change

New accounting standards, IFRS (International Financial Reporting Standards), from the International Accounting Standards Board (IASB) will be implemented for the financial year 2004/05. The main effects of this are that amortisation of goodwill and certain intangible assets ceases and is replaced by annual impairment tests, and that the balance sheet value of goodwill at 30 April 2004 will be considered as the basic value going forward. In accordance with IFRS 3, restatement of comparative figures for 2003/04 is not required. To this comes that the value of share-based payments such as share options according to IFRS 2 must be charged to the profit and loss account on an ongoing basis.

The discontinuation of goodwill amortisation will increase consolidated profit for the year by around DKK 435 million (including the share relating to the associated undertaking Genencor). Charging the changed value of share-based payments will depend on the price development during the year.

Acquisition of Rhodia Food Ingredients

The activities acquired from Rhodia are expected to grow sales in Ingredients and Sweeteners by around DKK 1,400 million and earnings (EBIT) before special items at the level of DKK 150-175 million after realising the synergies planned for the first year following the merger.

Special items

The sale of Danisco Seed's oilseed rape activities in May 2004 results in a book value gain of around DKK 65 million as earlier announced.

Restructuring costs relating to the acquisition of Rhodia Food Ingredients, which according to IFRS 3 cannot be recognised in goodwill and therefore must be expensed directly, are expected to account for up to DKK 150 million.

Our target is to maintain and improve Danisco's future earnings and continuously streamline our business platform. In connection with the integration of Rhodia Food Ingredients, we are launching a general cost saving programme in Ingredients and Sweeteners. Special costs in this connection are expected to be up to DKK 100 million, of which around DKK 20 million is for writedown of assets. Savings resulting from the programme when implemented over the next 12 months are expected to be around DKK 75 million annually. Net expenses under special items are expected to total some DKK 175 million.

Presumptions

Outlook for 2004/05 is based on a USD exchange rate of DKK 6.23, with an average rate in 2003/04 of DKK 6.29. Interest rates in 2004/05 are presumed to be in line with present forward interest rates, which are slightly above the level in 2003/04.

Sales

Total sales are expected to be in the range of DKK 17.5-19.0 billion (DKK 16.4 billion).

Ingredients and Sweeteners sales are expected to be in the range of DKK 10.0-11.0 billion. Sugar sales are forecast to be in the range of DKK 7.5-8.0 billion.

Earnings (EBIT) before special items

Consolidated earnings (EBIT) are expected to be in the range of DKK 2,250-2,450 million (DKK 2,138 million).

For Ingredients and Sweeteners, earnings (EBIT) are expected to be in the range of DKK 1,400-1,550 million. Earnings (EBIT) in Sugar are expected to be in the range of DKK 1,050-1,100 million.

Consolidated profit

Consolidated profit before charge for share-based payments but after deduction of special items (net of taxes: DKK 125 million) is expected to be in the range of DKK 1,300-1,400 million (DKK 1,032 million).

USD sensitivity

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2002/03 and 2003/04 and concerns the translation impact. Furthermore, the figures have been updated due to the acquisition of Rhodia Food Ingredients. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year sales of the order of DKK 625-675 million and earnings (EBIT) of the order of DKK 75-90 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Thursday 26 August 2004 at 4:00 pm at Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in mid-August.

The Board of Directors proposes

- that a dividend of DKK 6.50 per share be paid (DKK 6.25), equalling around the same total dividend payout as in 2002/03
- that the holding of own shares at 30 April 2004 and any purchase of own shares in the period 1 May 2004 to the convening of the AGM be cancelled. Due to a change in accounting standards for the treatment of share-based payments, it is proposed to include the shares presently held as a hedge for the option programmes in this writedown of the share capital
- that in the period until next year's Annual General Meeting and in line with previous years, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price at the time of purchase with a deviation of up to 10%.

PRIMARY SEGMENTS	Ingredients and Sweeteners					Sugar				
	99/00	00/01	01/02	02/03	**03/04**	99/00	00/01	01/02	02/03	**03/04**
Profit and loss account in DKK million										
Net sales	7,146	7,735	8,490	8,651	8,653	7,985	8,270	8,345	8,105	7,941
Internal sales	(31)	(5)	(8)	(9)	(8)	(202)	(200)	(210)	(196)	(189)
External sales	**7,115**	**7,730**	**8,482**	**8,642**	**8,645**	**7,783**	**8,070**	**8,135**	**7,909**	**7,752**
Gross profit	2,890	3,070	3,396	3,545	3,425	1,880	1,916	2,070	2,000	1,946
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,408**	**1,654**	**1,763**	**1,837**	**1,668**	**1,463**	**1,499**	**1,601**	**1,583**	**1,543**
Depreciation	(432)	(439)	(447)	(478)	(433)	(370)	(380)	(425)	(414)	(436)
Operating profit before special items and amortisation of goodwill (EBITA)	**976**	**1,215**	**1,316**	**1,359**	**1,235**	**1,093**	**1,119**	**1,176**	**1,169**	**1,107**
Special items	-	-	-	(24)	-	-	-	-	-	33
Amortisation of goodwill	(215)	(232)	(259)	(276)	(281)	(125)	(128)	(125)	(128)	(128)
Operating profit	**761**	**983**	**1,057**	**1,059**	**954**	**968**	**991**	**1,051**	**1,041**	**1,012**
Balance sheet in DKK million										
Segment goodwill	4,190	4,116	4,672	4,523	4,281	2,068	1,891	1,794	1,667	1,541
Segment other fixed assets, net	3,366	3,501	3,603	3,440	3,422	4,688	4,598	4,482	4,463	4,428
Segment working capital	2,027	2,517	2,636	2,791	2,872	3,129	2,805	2,618	2,547	2,868
Invested capital	**9,583**	**10,134**	**10,911**	**10,754**	**10,575**	**9,885**	**9,294**	**8,894**	**8,677**	**8,837**
Cash flows in DKK million										
Investments, tangible fixed assets	331	422	417	438	443	692	438	384	374	405
Investments, acquisitions	3,390	257	573	470	42	2,355	-	-	-	-
Financial ratios in %										
Gross margin	40.4	39.7	40.0	41.0	39.6	23.5	23.2	24.8	24.7	24.5
Operating margin:										
(EBITDA)	19.7	21.4	20.8	21.2	19.3	18.3	18.1	19.2	19.5	19.4
(EBITA)	13.7	15.7	15.5	15.7	14.3	13.7	13.5	14.1	14.4	13.9
Return on average invested capital (ROAIC)	9	10	10	10	9	10	11	12	12	12
Return on average capital employed (ROACE)	11	12	11	11	10	11	11	12	13	12
Return on average operating net assets (ROAONA)	20	21	21	21	19	14	15	17	17	16



RECONCILIATION 2003/04 DKK million	Ingredients and Sweeteners	Sugar	Unallocated and group eliminations	Group
Net sales	8,653	7,941	(197)	16,397
Internal sales	(8)	(189)	197	-
External sales	**8,645**	**7,752**	**-**	**16,397**
Gross profit	3,425	1,946	(41)	5,330
Operating profit before special items, depreciation and amortisation (EBITDA)	**1,668**	**1,543**	**(180)**	**3,031**
Depreciation	(433)	(436)	(24)	(893)
Operating profit before special items and amortisation of goodwill (EBITA)	**1,235**	**1,107**	**(204)**	**2,138**
Special items	-	33	50	83
Amortisation of goodwill	(281)	(128)	-	(409)
Operating profit	**954**	**1,012**	**(154)**	**1,812**
Financials, net	-	-	-	(242)
Profit before tax	-	-	-	**1,570**
Income tax expense	-	-	-	(538)
Consolidated profit	-	-	-	**1,032**
Consolidated profit attributable to minority interests	-	-	-	(35)
Danisco's share of consolidated profit	-	-	-	**997**
Segment fixed assets	7,746	6,089	405	14,240
Segment current assets	3,783	4,358	24	8,165
Segment financial assets	25	10	12	47
Financial and interest-bearing assets	-	-	-	2,855
Assets total	-	-	-	**25,307**
Segment provisions	54	351	214	619
Segment non-interest bearing debt	925	1,269	183	2,377
Interest bearing debt	-	-	-	8,591
Tax and other financial liabilities	-	-	-	1,781
Equity and minority interests	-	-	-	11,939
Liabilities and equity total	-	-	-	**25,307**
Invested capital	10,575	8,837	44	19,456
Investments, tangible fixed assets	443	405	20	868
Investments, acquisitions	42	-	-	42

GEOGRAPHIC SEGMENTS

SECONDARY SEGMENTS	Net sales		Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
DKK million	02/03	03/04	02/03	03/04	02/03	03/04	02/03	03/04	02/03	03/04	02/03	03/04
Denmark	1,986	2,014	3,132	3,167	1,589	1,720	4,721	4,887	241	321	-	-
Other Nordic countries	4,654	4,273	4,180	4,800	2,285	2,293	6,465	7,093	242	241	-	-
Rest of Western Europe	3,253	3,410	4,418	3,422	1,563	1,529	5,981	4,951	105	110	473	-
Eastern Europe	1,353	1,587	299	291	504	687	803	978	20	27	-	-
North America	2,242	2,198	1,566	1,413	876	870	2,442	2,283	178	86	-	-
Latin America	730	745	483	457	383	397	866	854	27	57	-	-
Asia-Pacific	1,652	1,582	591	623	634	664	1,225	1,287	28	25	(3)	42
Rest of the world	681	588	71	67	95	129	166	196	3	1	-	-
Total	**16,551**	**16,397**	**14,740**	**14,240**	**7,929**	**8,289**	**22,669**	**22,529**	**844**	**868**	**470**	**42**

The above information has been specified by location of customers and assets.

Geographic segments	Countries outside Denmark where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden.
Rest of Western Europe	Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland, United Kingdom.
Eastern Europe	Croatia, Czech Republic, Estonia, Hungary, Lithuania, Poland, Romania, Russia, Serbia and Montenegro.
North America	Canada, USA.
Latin America	Argentina, Brazil, Chile, Colombia, Mexico.
Asia-Pacific	Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand.
Rest of the world	India, South Africa, United Arab Emirates.

Danisco focuses on shareholder relations in its management of the company, and Danisco's management (Board of Directors and Executive Board) is highly committed to exercising good Corporate Governance. Management based on the principles of corporate governance ensures long-term value creation and the swift release of relevant information to shareholders and stock market alike.

The Board of Directors is responsible for the overall management of Danisco. Once a year the Board of Directors reviews its Rules of Procedure, guidelines, policies and other practices to ensure that they are updated and relevant.

The Board of Directors supervises Danisco and monitors that the company is properly managed. The Executive Board briefs the Board of Directors on the company's financial development and position via monthly and quarterly reporting.

Board of Directors

The Board of Directors presently comprises eleven members, seven elected by the general meeting and four by Danisco's employees in Denmark.

The Board members elected by the general meeting are elected individually for a period of two years. Election of Board members takes place at the Annual General Meeting according to the principle of simple majority. In its nomination of candidates for election at the Annual General Meeting, the Board emphasises that:

- the candidate supplements the Board's existing competencies
- the candidate has professional competencies that match the company's needs
- the candidate has broad experience and an international background
- the Board of Directors will have a balanced age distribution
- the candidate is independent of the Executive Board and other members of day-to-day management
- there is no conflict of interest between the candidate and Danisco
- the candidate is not employed by or dependent on Danisco

Election of employee-elected Board members is in compliance with Danish company legislation.

Board members must actively stay updated on Danisco and the food industry in general. The Board of Directors considers on a current basis the need for any changes in the Board's competencies.

Board members elected by the general meeting must retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which they turn 70.

Board members receive a fixed annual remuneration approved by the Annual General Meeting. Members of the Board of Directors are not included in any share option programmes or bonus schemes.

Chairmanship

The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. Like the other Board members elected by the general meeting, the Chairmanship may not be employed by Danisco. The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors. The Chairmanship evaluates on an annual basis:

- the work and performance of the Board of Directors
- the performance of the individual Board members
- the cooperation between the Board of Directors and the Executive Board
- the work and results of the Executive Board
- the remuneration of the Executive Board
- economic incentive programmes for the Executive Board

The outcome of the evaluation is reported to the Board of Directors.

Board meetings

The Board of Directors normally holds seven and not less than four board meetings each year. At these meetings the Board of Directors deals with all matters concerning Danisco's general development, including:

- annual review of the company's strategy
- strategies of the individual business areas
- overall financial targets and capital structure
- social, ethical and environmental issues
- proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects
- the Board's annual self-evaluation

Nomination of Board member candidates for election at the general meeting

The Chairmanship is in charge of the process of nominating candidates for election at the general meeting. In its nomination of candidates Danisco emphasises the criteria listed above under the section 'Board of Directors'.

The Chairmanship prepares a profile defining the competencies that the coming Board member must possess. The profile, which is approved by the Board of Directors, is based on an evaluation of the combined profile of the Board of Directors. In the process of identifying the right candidate, Danisco usually invites the advice of external consultants. When approved by the Board of Directors, the candidate is introduced to and nominated for election at the general meeting.

Executive Board

The President of the Executive Board and the other Executive Board members are responsible for the company's day-to-day management, including development and results of Danisco's activities and operations, asset management, book-keeping as well as internal affairs.

Members of the Executive Board may not without prior agreement with the Board of Directors take on other duties or posts that do not accommodate the company's interests. The Board of



Directors appreciates that the members of the Executive Board take on duties or posts outside the company when this is possible subject to suitable time consumption and when estimated to give the Executive Board knowledge and experience that are valuable for Danisco.

The Executive Board and some 100 senior managers are included in an option programme as described in note 28 to the financial statements.

The Chairmanship reviews the remuneration of the Executive Board, including any incentive programmes, and their general conditions of employment. The Board of Directors is entitled to be informed about details in the employment of the Executive Board. The Chairmanship decides and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board. The Chairmanship makes an annual evaluation of the work of the Executive Board, the outcome of which is reported to the Board of Directors and the Executive Board.

Executive committee

Danisco's management forum, the Executive Committee, meets on a monthly basis to coordinate and follow up on group performance.

Voting right restriction

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 gives one vote. No shareholder or coordinated group of shareholders may exercise voting rights for more than 7.5% of the share capital.

It is the Board of Directors' opinion that in case of a takeover bid for Danisco, the voting right restriction ensures the Board a better negotiation position. The restriction should therefore not be considered as protection against a takeover, but gives the Board of Directors time to impartially and diligently consider all advantages and disadvantages for the shareholders.

Annual General Meeting

The Board of Directors appoints a chairman of the meeting to conduct the Annual General Meeting.

The agenda for the Annual General Meeting includes the following items:

- The Board of Directors' report on the company for the year ended
- Submission of the audited annual report, and resolutions for the approval of the annual report and of the discharge of the Board of Directors from their obligations
- Resolution on the appropriation of profits or covering of losses in respect of the approved annual report
- Election of members to the Board of Directors
- Election of two state-authorised public accountants to serve as auditors
- Resolutions proposed by the Board of Directors and shareholders

Matters transacted at the Annual General Meeting are decided by simple majority.

Adoption of specific resolutions such as amendment of the company's articles of association, the amount of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast as well shareholders representing two-thirds of the voting rights at the Annual General Meeting vote for the resolution in compliance with Danish company legislation.

Shareholders wishing to exercise their influence should register as a shareholder and request admission card and ballot paper.

Proxy

Any shareholder is entitled to attend the Annual General Meeting with either a consultant or by proxy. A proxy must present a written, dated authorisation that has been given for up to one year.

Shareholders may also authorise the Board of Directors to vote for all of the Board of Directors' proposals to the Annual General Meeting.

Registration

Any shareholder is entitled to attend the Annual General Meeting upon requesting an admission card no later than two weekdays prior to the date of the general meeting. The shareholder must account for his status as shareholder by presenting a less than 30-days old transcript copy from The Danish Securities Centre.

If registered in the company's register of shareholders no later than 14 days prior to the Annual General Meeting, the shareholder will automatically receive the notice convening the Annual General Meeting.

Deadline for proposals

Any shareholder is entitled to have specific issues and proposals transacted at Danisco's Annual General Meeting. Shareholder proposals or issues for transaction at the Annual General Meeting must be submitted in writing to the Board of Directors no later than 30 days prior to the Annual General Meeting by e-mail to bestyrelsen@danisco.com or by letter addressed to 'Board of Directors'.

Auditing

The Annual General Meeting elects two state-authorised accounting firms to audit the company's accounts and bookkeeping for one year at a time.

The auditors report on a current basis to the Board of Directors on the progress of the auditing in the audit book.

The auditors participate in Board meetings at least once a year, usually in connection with the annual report. The auditors meet with the Chairmanship at least twice a year.

The slogan First you add knowledge... is the foundation of all Danisco's activities. This is true for the development of new products that may turn into functional ingredients, building or investing in new technologies and products via Danisco Venture or the development of systems to promote knowledge sharing at Danisco.

Business development

Securing products and technologies that support and supplement our existing activities or become independent business areas is a cornerstone of Danisco's business development.

Health and nutrition remain focal points – not least due to the rising problems caused by overweight and obesity among the consumers on Danisco's main markets. Obesity and the known health complications result from many different factors. Consumers will be looking to the food industry for answers and products of higher nutritional value or with specific health-promoting properties. Danisco has expertise in this field as well as several ingredients with these properties, and we are contributing positively to the development of such food products and constantly seeking new opportunities in this area.

Innovation

The term innovation describes Danisco's activities within research, development and application technology, and innovation is the engine for generating new products and technologies to support our existing business and building the platform for new business areas. It is important for Danisco to communicate knowledge to our customers unequivocally, thereby promoting better products for the consumers.

Danisco's innovation activities underpin our one-stop-supplier strategy through the constant development of solutions for our customers, who normally have a strong inclination to reduce costs while at the same time developing healthy, safe and tasty food.

Today, customers seek suppliers who can act as a partner when developing new products, and the preferred ingredients supplier must therefore:

- be creative and innovative
- have world-class competencies and knowledge
- be efficient and customer-oriented
- supply quality products

Our one-stop-supplier strategy accommodates these requirements, and Danisco's innovation activities therefore comprise all products and all applications for which our products are sold.

By entertaining a broad approach to ingredients and ingredient solutions, we achieve in-depth knowledge of the various applications. In addition, it allows for distributing innovation costs on several products and for specialists from various areas working closely together. A good example of this is Danisco's progress within the dairy sector where the customers are benefiting from our very wide product range.

One of the fastest growing segments in the dairy industry is probiotic drinking yoghurt, notably in South East Asia. Probiotic drinking yoghurt must contain a probiotic culture that is health-promoting. It must remain stable throughout its shelf life, i.e. the milk protein must not separate, which calls for the use of specially developed pectin. It must also have the right taste even when no fruit has been added that might precipitate during storage, and in that case natural flavours could be the solution. Drinking yoghurt with increased fibre content can be achieved by adding Litesse®. So in this way, Danisco supplies total solutions for dairies that would like to develop a new probiotic drinking yoghurt.

Danisco also offers an extensive knowledge palette to our customers in the baking industry. We supply enzymes as well as emulsifiers to improve the quality of bread throughout its shelf life, regardless of whether our customers want softer bread, increased volume or bread with improved keeping quality.

Danisco supported Woolworths' HOWARU™ launch in South Africa

Our innovation centre in Niebüll, Germany, supported the recent launch of HOWARU™ premium probiotics by our first retail customer Woolworths in South Africa. The Woolworths marketing team had planned a set of radio interviews, media events and personal interviews to educate the South African consumers about the benefits of premium probiotic cultures. It was the first time that they really had a choice of multiple product formats to buy a probiotic with a guaranteed cell count and documentation.

The HOWARU™ probiotics were the first bacterial strains in South Africa to be registered according to new legislation that demands a record of the documentation before approval of new probiotic strains. Danisco's team spent a week with Woolworths during the marketing campaign to give various talks, attend interviews and discussions as the agreed technical marketing support for the HOWARU™ brand.

www.howaru.com





Danisco uses all available technologies to produce new enzymes. A newly developed xylanase enzyme for baking purposes has been approved by the authorities and is now being produced in Grindsted, Denmark. Besides its improved efficiency, the enzyme is less sensitive to varying flour qualities and it generates better baking results than the existing xylanases. In-depth knowledge of how the enzyme works and how we can specifically alter the enzyme's three-dimensional molecular structure has been essential to the development process. Through patenting, Danisco has obtained property rights of the crucial technology elements behind the enzyme development.

With this new production, Danisco has begun phasing out the use of antibiotic-resistant organisms in Grindsted's enzyme production. The new xylanase as well as enzymes already in production are now being included in product organisms without the use of antibiotic resistance. This marks the end of production with resistant organisms in Grindsted.

In order to retain and continue to expand knowledge of baking processes, Danisco has invested close to DKK 30 million in new test bakery facilities in Brabrand, Denmark, which were inaugurated in March 2004.

Another example of Danisco's extensive food knowledge is the development of a new food barrier system used in food consisting of different parts that must be kept separate during production and storage. Take liquorice allsorts, for instance, where the coloured layers must be kept separate, or a pizza, where liquid from the sauce and toppings must not soften the crust. Danisco has developed an emulsifier compound based on knowledge of emulsifiers, which normally allow non-mixable components such as fat and water to blend. The compound ensures that various components do not mix by applying a thin membrane between the food components. This concept was singled out as one of the most creative new concepts at one of the world's largest ingredient trade shows.

At the beginning of the financial year, Danisco's non-melting ice cream attracted a great deal of media attention. It was an example of one of Danisco's methods to develop new concepts for the ice cream industry. The idea arose at a workshop for highly qualified ice cream end users – children – who expressed a wish for an ice cream that tastes good and does not make their fingers sticky. By combining knowledge of how different gelling agents function in compounds, the concept for the non-melting ice cream was born. The concept – with Danisco's ingredients – is used in a number of European countries today.

We continued working with Genencor and the approval of the first new enzymes for the food industry resulting from the alliance is expected in the course of 2004. This development follows from the expertise that is building within design of enzyme molecules and application of high throughput techniques, which are very fast and automated screenings of new mutants.

Danisco Venture

Danisco Venture invests in start-up businesses that develop products, technologies and services to underpin Danisco's strategic focus.

Despite the general setback on the venture market, Danisco Venture has opted to maintain an active investment policy and invested in four fledgling businesses in the financial year 2003/04: Profos AG, Linguagen Corp., CatchMabs B.V., and Jurag Separation A/S, bringing Danisco Venture's portfolio up to eight companies. Zylepsis Ltd. has closed down due to failure in raising further capital.

Danisco Venture's capital commitment, i.e. disbursed and milestone related commitments, totals less than DKK 100 million. This is below expectations, mainly on account of limited investment opportunities in the more mature start-ups.

In the coming year, we will focus on the existing portfolio and therefore expect fewer new investments than in 2003/04. In consequence, Danisco Venture's management does not expect to exhaust the DKK 500 million investment pool before 2006 as originally planned. Investment opportunities in relevant business ideas remain good, and Danisco Venture expects to continue its proactive approach, while bearing in mind that the quality of investments is more important than the number and size of investments.

The following is a brief description of Danisco Venture's portfolio companies and their business activities.

CatchMabs B.V., a Dutch company, which completed its second financing round in January 2004 with participation of Danisco Venture. The company develops a special type of proteins that are used for separation of e.g. food ingredients (proteins, enzymes, etc.). CatchMabs has Dutch-based DMV as shareholder and partner.

Direvo Biotech AG is a German biotechnology company commanding an impressive screening-based optimisation technology that is relevant for the development of new or improved enzymes and proteins. Danisco and Direvo's commercial partnership to develop a new enzyme is progressing as planned. Direvo has entered yet another commercial partnership and has received a public subsidy of EUR 4 million.

DTU Invest, a Danish venture fund located at the Technical University of Denmark, has strengthened its venture team by engaging two new partners, a biotechnology specialist and an IT expert. With its revised strategy and the strengthened team, the fund is set to boost investment activities in the coming period. The co-investment with DTU Invest in Jurag Separation (see below) is the first signal of DTU Invest's ability to channel investment opportunities to Danisco Venture.

Jurag Separation A/S is a Danish company developing separation solutions based on technology from the Technical University of Denmark. The separation technologies have already shown promising results in fermentation processes, paving the way for a partnership with Danisco. Jurag completed a financing round in March 2004 with participation of DTU Invest and Danisco Venture.

Linguagen Corp. is a US-based company, which closed a major financing round in November 2003 with participation of Danisco Venture as well as Cargill Ventures and DuPont, among others. Linguagen researches into and develops ingredients that reduce bitterness or enhance sweetness in food and medicine. The company already works commercially with pharmaceutical and food corporations.

Poalis A/S is a Danish biotechnology company, continuing its technology development, including a new production method for the flavouring agent vanillin. Poalis also works to develop improved vegetable crops by way of gene technology. In the course of the year, Poalis' Board of Directors was reinforced by Ed Dart, former R&D Director at Zeneca/ICI, who has 30 years of experience within bio and plant technology.

Profos AG is a German diagnostics company in which Danisco Venture injected capital in August 2003. The company develops reagents for the detection of disease-provoking bacteria in for example food. Profos' first product in this category is a reagent for detection of Listeria bacteria.

WellGen Inc. is a US-based company specialising in functional foods and health food products, carrying on human clinical trials in Canada. The trials concern the potentially preventive effect of a specific orange peel extract against the development of colon cancer, and are scheduled for completion in 2004. WellGen completed a minor financing round in March 2004.


Group
Research and development costs per employee
DKK '000
60
50
40
30
20
10
0
99/00
00/01
01/02
02/03
03/04
Research and development costs
in percentage of net sales
%
5
4
3
2
1
0
02/03
03/04
Ingredients and Sweeteners
Sugar
Group

Efficient data management is a prerequisite for success to an international corporation like Danisco, whose business is selling knowledge-based solutions.

A vital competitive parameter going forward is to be an efficient supplier of innovative market-based solutions. Ideas for new solutions often result from the productive interaction between the customer, sales & marketing and innovation.

The customer may be one or more local unit(s) of a multinational food corporation with sites around the world, each with their own contact in different parts of Danisco's sales organisation. For each site, Danisco prepares a call report indicating new solutions required by the customer in question.

In Danisco's organisation, the call reports are the basis for assessing resource allocation to individual projects. Allocation of resources lies with the divisions and is based on existing capacity and the economic potential of the project. The divisions also ask Innovation to investigate the possibility of new solutions. Innovation staff may draw on the global knowledge base, which stores previous development work and which could hold the answer to some customer requests, and if not, they set out to solve the problem from scratch. The sales people – and perhaps also Innovation – then present the solution to the customer. It is our responsibility to ensure the supply of the desired quantities at the agreed time and price, and that the requested solution solely contains components that do not cause any problems from an environment and safety point of view.

If the solution is believed to carry considerable new sales potential, the plant(s) that will be producing the product must guarantee that they can comply with the price and time criteria.

Data retrieval and the initial processing typically take place close to the customer. Development work – either from scratch or as a combination of existing knowledge – production preparation and environment and safety testing usually take place centrally at a couple of centres around the world. In contrast, the solution is then distributed and delivered at the locations the customer may request.

Hence, the generation of ideas often takes place at many locations. The development of the new solution is registered centrally, and the actual production is again handled at many locations and not necessarily where the idea was born.

During these processes, new data are generated at almost all Danisco's units and include financial, production, innovation and environmental/safety data. At first these data are stored in one of many databases.

Data management and processing take place in four data system groups related to:

- product and process knowledge
- sales and customer knowledge
- cross-organisational knowledge
- production knowledge

A vital parameter for efficient data and information management is the ability of the applied systems to communicate with each other and exchange data to avoid data being recorded more than once. This eliminates potential errors that might occur from repeatedly recording the same data.

The IT systems then translate the recorded data into useful information, which when combined with the experience of Danisco's employees transforms into knowledge that may lead to the development of new products and solutions.

Via our global intranet, it is possible for all Danisco employees with PC access to obtain the data and information that they need to perform their day-to-day tasks.

Danisco collaborates with most of the world's large food companies. It is therefore important to have systems in place to ensure that knowledge provided by a customer is not communicated either intentionally or unintentionally to another customer. We have obtained our customers' trust by securing confidential handling of customer-specific data.

Some of the knowledge generated is available to our customers through Partnerweb, which has existed for two years now and extends to most of the world. Partnerweb is widely used by our regular customers, who see it as a highly efficient tool to acquire new information that could be used for new product development, etc.

Further handling, studying and communication on the part of our employees transform the data into knowledge that may inspire an intensive customer-supplier relationship and lead to partnership.

To attract and maintain highly qualified employees, it is essential that both current and future staff perceive Danisco as an innovative, value-creating and dynamic corporation. It is therefore necessary to have systems that allow employees to easily share knowledge with colleagues anywhere in the organisation. This is only possible through an efficient knowledge management system, allowing us to live up to our slogan – First you add knowledge...

Danisco's slogan First you add knowledge... is a clear signal that employees are our most important ingredient. First and foremost, we must add the employees' knowledge about the products and their function in various connections. It is their knowledge that makes us one of the world's leading suppliers of food ingredient.

Danisco Spirit

It is important that our employees thrive in their work, and we therefore conducted Danisco Spirit in 2003/04 – the first global employee satisfaction survey. About 2,000 employees participated in the extensive survey, and with a response rate of about 75% it is a reliable tool for assessing Danisco's spirit at this point in time.

The survey showed that the overall level of satisfaction in the organisation is high. 86% of the respondents have a positive or very positive perception of Danisco as a workplace, and almost 83% would certainly or probably recommend Danisco as a workplace to others. The daily work (questions relating to commitment, influence on own working conditions, required knowledge, collaboration with colleagues, etc.) was considered most important by the employees and was also given the best evaluation. Moreover, the survey showed that our employees focus strongly on the customers' wishes and needs and take great responsibility for our products' quality and safety.

These are very satisfying results, demonstrating that our talented and enthusiastic employees are the most important assets in realising Danisco's vision of becoming the leading supplier of ingredients to the global food industry.

We intend to continue Danisco Spirit and conduct similar employee satisfaction surveys among all employees once a year.

An attractive workplace

It is important that our current employees are satisfied, but it is equally important that potential employees know Danisco and perceive the company as an attractive workplace. The ongoing branding campaign has strengthened Danisco's position both in Denmark and within the global food industry, providing more opportunities to attract qualified employees.

In addition, we carry out a variety of activities on a regular basis for the purpose of attracting specific target groups, such as final year students and young graduates from technical universities and business schools. We make company presentations in educational institutions and invite students to visit us, and we participate in education and job fairs.

As part of these activities, we have instituted Danisco Knowledge Award in Scandinavia and the USA. The award addresses students and graduates, encouraging them to come up with new and creative ideas for food and food ingredients. This year's themes are food safety in Scandinavia and industrially produced food and beverages in the USA.

In Denmark, we have entered a three-year sponsorship agreement with Copenhagen Business School. The sponsorship includes a special Danisco Auditorium at the Business School, which was inaugurated in February 2004.

Learning and development

One of Danisco's core values is building competencies. We develop new knowledge, new skills and new attitudes in order to constantly improve the company. Continuous learning and development are natural elements of the working day of all employees. Internal and external courses and development programmes play an essential role, but more important is the ongoing learning and development resulting from the daily interaction throughout the organisation between skilled, inspiring and enthusiastic colleagues. Our employees have become even more knowledgeable about Danisco through the e-learning program The Danisco Challenge in which they can test themselves and challenge colleagues on their knowledge about Danisco.

Management development

In recent years, our management development activities have particularly been aimed at young managers with about 250 managers completing Danisco Young Managers Programme.

Danisco International Management Programme was introduced in 2003/04. About 30 experienced managers and project managers are participating in the eight-month development programme, consisting of three residential modules supplemented by virtual learning processes in between. The participants work with strategic business projects that are important for Danisco in realising the growth targets, just as personal development processes prepare them for meeting tomorrow's management challenges.

Group
Geographic distribution of employees


Rest of the world 0.7%
Asia-Pacific 6.8%
Latin America 8.6%
North America 9.1%
Eastern Europe 11.1%
Rest of Western Europe 16.9%
Denmark 28.6%
Other Nordic countries 18.2%

Product safety has a top priority at Danisco, including generally ensuring that food ingredients do not have properties that are detrimental to health. One element of our business development is to increase health and nutrition activities. It is a part of the political debate on food issues that new legislation and regulation within the food area should increasingly aim to ensure that food does not have properties that are detrimental to health. Danisco welcomes this debate and finds that objectively based initiatives are both right and necessary. Regulatory restrictions could however impact the cost level in the production of food ingredients. Danisco is prepared for such potential restrictions, and it is already part of our business development to take into account the health properties of Danisco's products. We maintain rigorous quality control procedures as well as comprehensive traceability and product recall capabilities.

Danisco essentially relies on raw materials that are directly or indirectly produced from vegetable crops. The yield depends on soil conditions, weather and possible plant diseases – all factors that are not easily controlled. Fluctuating yield could impact prices of a number of raw materials that we use in the production, and competition does not always allow us to raise prices accordingly.

It is Danisco's policy to geographically spread supplier relations and contractually cover against risks in the best possible way. It is part of the strategy to build good customer relations via extensive service and innovation, thereby to some degree mitigating the exposure to raw material fluctuations.

Danisco produces and sells its products globally. To the extent that Danisco is competing with producers in other currency areas, price sensitivity may arise in connection with transactions when there are significant exchange rate fluctuations.

Danisco's texturant products are from time to time subject to a certain production overcapacity, which intensifies competition and puts pressure on the price formation. Danisco is prepared to counter this pressure by constantly developing its emulsifiers and stabilisers and distancing itself from the competition via application know-how. However, it cannot be ruled out that this market situation could have an impact on Danisco's operating profit in texturant products.

To avoid technical obsolescence, Danisco invests in product development and through its broad product range minimises the impact when an individual product loses its competitive edge.

Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (e.g. earthquakes), war, terror and other external circumstances and risks, but Danisco seeks via its insurance programme to minimise the financial impact on the Group's results. Danisco's risk management department closely monitors the Group's insurance covered risks and has taken out insurance cover against natural disasters, product and public liability, property and movables as well as consequential loss, industrial and personal injuries and also environment. When renewing the insurance programmes, it is now common practice to enter into the programmes with a higher deductible than earlier. There is no guarantee that all risks are correctly estimated and that there is sufficient insurance coverage for all potential risks to which Danisco could be exposed.

The EU sugar regime

The EU sugar regime is up for review in 2006, and increased liberalisation of the sugar trade has for some time now been a theme in the political debate. In Danisco's opinion, a sugar reform will provide acceptable conditions for beet growers as well as the sugar industry. It is likely that changes will result in adjusted pricing and quotas, which could affect Danisco's operating profit. Danisco will continue its efforts to improve efficiency in the sugar business in order to mitigate as much as possible the impact of any changes. Danisco is still anticipating that the EU governments will see the need for growing sugar beet inside the EU and that there is a basis for continuing the development of a competitive industry in full compliance with the EU treaty.

In the past year, the EU Commission has analysed the consequences of a) maintaining status quo b) reducing prices and quotas considerably and c) full liberalisation. The EU countries have subsequently launched a debate of the options and preferences associated with the reform. Even if views as to the specific drafting of the future sugar policy vary greatly among the EU members, they generally agree that the existing system needs a major change, as it has remained fundamentally the same since its introduction in 1968 despite some adjustments over the years. The discussions so far in the EU Council of Ministers seem to indicate that it will be difficult to reach agreement about any of the three scenarios prepared by the Commission without major adjustments. Nevertheless, a scenario now seems to be forming of supporting a system for the future with reductions of prices and quotas and some economic compensation for the sugar beet growers to offset a fall in the price of sugar beet, which has also been the case for other crops suffering a price cut. The world's poorest countries have called on the Commission to retain a sugar policy with high internal sugar prices in the EU and to provide free import access of a limited amount of sugar from the world's 48 poorest countries.

The need for change arises in part because the EU has entered an agreement about duty exemption on goods imported from the world's poorest countries, and because the sugar regime is not in compliance with recent years' reform of the EU's common agricultural policy for all other major products. It is therefore Danisco's assessment that the EU sugar regime will undergo considerable change. The changes are expected to take effect in 2006 and be fully implemented in the course of the subsequent years. Danisco supports a reform, as it is a long-term prerequisite for establishing and maintaining competitive sugar production in the EU.

The Commission is expected to prepare further material in 2004 about the sugar reform options and probably submit its proposals to that end. However, the decision-making process is influenced by other aspects than the member countries' diverging views referred to above. On 1 May 2004, the EU was enlarged from 15 to 25 member states, and in November the new European Parliament takes office with representatives from all 25 members. A new EU Commission – including a new commissioner for agriculture with responsibility for the sugar area – also takes office as of 1 November 2004.

As a result of these matters, which fall outside the sugar sector, we cannot expect to get the final decision on the sugar reform until some time during 2005.

Danisco assesses that a reform will imply reductions of raw material prices, sugar prices, sugar quotas and production levies to the EU, of which the latter has been a heavy economic burden on sugar beet growers and the sugar industry. When fully implemented after a number of years, it is Danisco's assessment that it may lead to an earnings (EBIT) decline of about 25% for Sugar.

In line with the eventuality of a long-term reduction in the growing and supply of sugar beet, Danisco intends to increase the refining of imported raw sugar so Danisco may uphold the supply of its traditional markets also under a new sugar policy.

The above-mentioned risk elements are not an exhaustive description of the risks that could have an impact on Danisco's growth, financial situation and results.


EBITA Group and Sugar
DKK million
3,000
2,500
2,000
1,500
1,000
500
0
99/00
00/01
01/02
02/03
03/04
Group
Sugar

Sugar and the EU

The EU sugar regime, in force until 2006, is founded on the desire to make the EU self-sufficient in sugar and secure a stable earnings level for agriculture. The system regulates imports, exports as well as quotas, prices and levies. The production quotas, totalling some 14.5 million tonnes of sugar, are adjusted annually as part of the EU's international trade agreements under WTO.

For 2003/04, the total EU quota was reduced to 14,275,496 tonnes of sugar. This breaks down into an 'A' quota of 11,728,310 tonnes and a 'B' quota of 2,547,186 tonnes. The difference between 'A' and 'B' sugar lies in the size of the levy, the basic levels being 2% and 39.5%, respectively.

Sugar produced in excess of the quotas is called 'C' sugar and may only be sold outside the EU.

The combined quota assigned to Danisco Sugar for Denmark, Finland, Germany and Sweden, accounts for some 7% of the total EU quota.



FINANCIAL RISK MANAGEMENT

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks. Liquidity and interest rate risks are managed centrally by Corporate Treasury, while decisions on currency exchange risk hedging are handled by the various business units and divisions in accordance with corporate policies. The business units' hedging transactions are conducted via Corporate Treasury, which undertakes the external hedging of the Group's positions.

Hedging via financial instruments is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify risk limits for Corporate Treasury, the types of financial instrument allowed for hedging, eligible transaction partners and reporting of actual positions compared with the lines given by the Executive Board and the Board of Directors.

Financial instruments are used for hedging commercial risks only. Simplicity is a decisive factor in the choice of financial instruments for hedging purposes.

Liquidity risk

Danisco's funding is handled by Corporate Treasury on the basis of the business units' investment and operational liquidity requirements.

However, local conditions may mean that subsidiaries' funding is not obtained through Corporate Treasury but directly from one or more of Danisco's core banks by agreement with Corporate Treasury.

Danisco's liquidity reserves consist of bank deposits as well as committed and uncommitted credit facilities with major financial institutions.

At the end of the financial year 2003/04, the maturity structure of committed credit facilities was as follows, in DKK million:

Maturity	30 April 2003	30 April 2004
0-1 years	200	437
1-2 years	450	6,261
2-3 years	6,261	238
3-4 years	252	4,074
4-5 years	2,478	74
over 5 years	228	152
Total	9,869	11,236

At 30 April 2004, the Group's net interest-bearing debt amounted to DKK 8,291 million against DKK 9,439 million the previous year. Liquidity reserves amounted to around DKK 6.5 billion against around DKK 5.5 billion the year before.

Committed facilities increased in the financial year in connection with an increase of existing bilateral committed facilities.

In the autumn, Danisco issued a Swedish commercial paper (CP) programme of SEK 2 billion. Danisco's Finnish CP programme is unchanged at EUR 350 million. Both CP programmes will be used in the same way as the Group's uncommitted credit facilities.

The Group's short-term cash flow is primarily managed through cash pools by daily transfer of business units' excess liquidity to Corporate Treasury, and with Corporate Treasury offsetting cash drains by cash requirements. Cash pools with automatic balance sweeping (Zero Balancing Agreements) have been established in Australia, Canada, Euroland, Japan, Mexico, New Zealand, the Nordic countries, Singapore, the UK and USA.

To make the group's flow of liquidity more efficient, a global payment factory was set up in Copenhagen in October 2003. The system allows for the centralisation of internal and external payments and will gradually be implemented at all units.

Interest rate risk

Danisco's policy for interest rate risk is to have the Group's debt structure primarily based on short-term interest rates.

At 30 April 2004, the average interest duration, including duration of fixed-rate loans, was approximately 3.5 months (5 months). The proportion of interest-bearing debt with fixed interest rate maturities of more than two years fell to 6% against 9% the previous year. Fixed-rate loans consist of mortgage debt of DKK 246 million (DKK 262 million) and two so-called Private Placements, totalling USD 108 million (USD 129 million). The average term to maturity of these Private Placements, established as hedging of the Group's investments in US dollars, is approximately two years with a fixed interest rate of 7.35%. Debt is recognised at amortised cost. At 30 April 2004, the net present value was DKK 49 million (DKK 58 million) higher than the book value.

The policy for interest rate risk pursued implies that changes in interest rates appear quickly in the profit and loss account. On the other hand, movements in the net present value of interest-bearing debt will be limited.

Funding is obtained at market rates with the addition of a margin reflecting Danisco's financial strength.

The funding is carried out in currencies depending on the Group's investments and activities.

At the close of the financial year, three-month market rates were as follows:

%	30 April 2003	30 April 2004
DKK	2.65	2.06
USD	1.31	1.07
EUR	2.53	1.99
JPY	0.06	0.01

Currency risk

Currency risks occur as a consequence of Danisco's international business operations.

Danisco pursues a policy of limiting the impact of exchange rate movements on the Group's results and financial position. The Group limits its foreign exchange exposure by having investments and operating costs in currencies, which to some extent are offset by sales, and through active currency management.

Each business unit is responsible for monitoring the currency positions that arise as a result of commercial and financial transactions concluded in non-local currencies. Hedging transactions are made as either money market or currency transactions concluded with Corporate Treasury.

As a result of the Group's policy, assets recognised in foreign currency – with the exception of investments in subsidiary undertakings – are offset by liabilities in the same currency. Future transactions, for instance future sales or purchases, are hedged on the basis of commercial considerations for a period not exceeding 12-15 months.

Danisco's investments in the form of equity interests in subsidiaries and associates outside Denmark are solely hedged on a selective basis. Investments in subsidiaries are considered to be long-term, and it is assumed that hedging will not add value in the long term. Note 32 shows Danisco's investments in subsidiary and associated undertakings and the foreign exchange hedging distributed on currencies. The book value of Danisco's USD investment in Genencor is fully hedged.

The key currencies, in which Corporate Treasury had concluded forward exchange contracts at 30 April 2004 to eliminate the Group's exchange risk and hedge the Group's foreign currency loans, were:

Million	Contract value		Market value DKK	
	30 April 2003	**30 April 2004**	30 April 2003	**30 April 2004**
EUR	794	600	5,883	3,976
USD	82	(15)	542	(92)
JPY	(5,830)	(8,282)	(326)	(467)
SEK	284	363	226	292
GBP	(16)	14	(166)	150

At year-end, the average term to maturity was approximately 2.5 months (1.5 months), and the maturity structure corresponded to the underlying hedged transactions. The contracts are recognised in the balance sheet at fair value. At the balance sheet date, forward exchange contracts hedging future transactions showed a deferred gain of DKK 11 million (DKK 2 million), which was taken to equity.

Credit risk

Primary financial instruments include trade debtors, bank deposits and securities. The Group's trade debtors are distributed in such a manner that the Group's credit risk is not considered exceptional. Cash is deposited with financial institutions with high credit rating. The amounts of these balance sheet items are identical with the maximum credit risk.

Derivatives, including forward exchange contracts, are only concluded with financial institutions with high rating.

Corporate taxation

It is Danisco's policy to be compliant with the tax legislation in the countries in which we operate.

Danisco has an active tax policy, but not an aggressive tax policy. This means that Danisco evaluates a potential tax saving against the risk and costs of litigation as well as the impact on the company's image.

Danisco continues to report on the progress we are making within sustainable development, and we published our third Sustainability Report in October 2003.

We also produced an online version of the report, which provides a user-friendly approach to our sustainability efforts. A useful interactive alternative to the printed version.

The report focuses on the areas: SHEQ*, Product Safety, Environmental Ethics and Social Issues and Business Integrity. Other focal points of the report are animal trials, genetically modified organisms and environmental risks.

We also published a customer brochure – Brand Protection – in the spring of 2004. The brochure deals with Danisco's approach to issues that are important to our customers, e.g. traceability and food safety. It is in five languages and includes presentation instructions for our sales force. The key issues are Danisco's environmental and social systems, which safeguard our customers' brands in the best possible way. Brand protection is a growing concern among Danisco's customers, which we are noticing through an increasing number of questionnaires and more auditor visits to our production plants.

At Danisco, we realise that we are part of the food producers' value chain and, in consequence, we have issued supplier guidelines. As is our customers' practice with us, we also make supplier visits and audits to evaluate if they live up to our requirements. This work will be intensified going forward.

As in the previous years, Danisco was again listed in the most renowned sustainability indexes: Dow Jones Sustainability Index, FTSE4Good, The Nordic Sustainability Index and the Norwegian Storebrand Index, where Danisco was the only Danish corporation to receive a 'Best in Class' award.

German Oekom Research reviewed 32 global food businesses' stance on environmental, social and cultural challenges. Danisco was ranked third out of the 32 companies. Oekom Research is a leading research institute that deals with companies' environmental and social standards and provides consultancy services to global investors, who prefer investing in this type of business.

In the summer of 2003, Danisco carried out a customer satisfaction survey among our key accounts in France, Germany, Italy, Sweden and the UK, covering seven of Danisco's divisions. The respondents included purchasing and development staff, and the response rate of 51% is considered highly satisfactory.

The customers were requested to answer questions regarding our level of service, development of new products, price and value for the customer. Compared with our rivals, Danisco scored high on time of delivery, packaging, correct labelling, order handling and sample distribution.

Areas of improvement were also identified. We are working to make our customers more aware of Danisco's opportunities to bring new products and complete solutions to market. To begin with, focus is directed at the bakery and dairy segments.

Management systems

SHEQ is very important in day-to-day operations. Danisco emphasises that our products are produced under conditions where food safety, quality and the employees' work environment are prioritised. Control measures during the production process ensure that all major factors influencing SHEQ are under control. We regard these issues as integrated and not separate parts of our business.

To this end, we work with integrated management systems. By working systematically in this area, we safeguard both our own and our customers' brand and image.

Danisco has a long tradition for working with management systems. Deadlines for implementation of HACCP**, quality, work environment and environment management systems have been set for all our sites. Similar targets are established for acquired plants shortly after acquisition.

The management systems lay down the rules for implementation of Danisco's global policies and guidelines as well as local routines and procedures.

Audits

Follow-up on procedures and targets determined in accordance with the requirements in the management systems takes place through audits. Audits are performed at several levels in Danisco to meet official requirements of being performed locally and consolidated globally.

The follow-up is to ensure that planned initiatives are implemented and that they are efficient and function as intended. In addition, we must observe the requirements stipulated in the ISO standards, which we have chosen to follow, as well as legislative and corporate requirements.

Corporate audits are performed by the SHEQ team visiting all sites at least once every three years. The corporate audit is an important supplement to local audits and the external ISO certification audits, partly because of the benefit of taking a fresh look at the company and partly because of the value of discussing what other sites within the group do. Continuous improvement is another important aspect of the concept.

Deviations are followed up by action plans and completion deadlines. Vital knowledge across divisions and countries is shared through an annual account of the most pressing improvements identified during audits and the group's global focus points to ensure the required improvement in the area.

Going forward, Danisco will be even more dedicated to value-creating audits. We want to ensure that we use our

*Safety, Health, Environment, Quality
**Hazard Analysis and Critical Control Points

resources optimally, and that our focus areas are concentrated on strategically important areas.

Optimal practice

Communication across a large global corporation is a challenge in the everyday work. In order to make the most of the extensive knowledge that exists at our many sites, the corporate SHEQ team implements the management systems in geographically determined groups. Besides the official requirements, the groups discuss ideas and initiatives that have been implemented at other sites.

The groups meet at the involved sites in order to see other Danisco sites and how they have implemented planned initiatives.

The corporate SHEQ team also helps to disseminate knowledge via monthly newsletters describing new policies, strategies and ideas. Work-related accidents are also reported in the newsletters if other sites could learn from the preventive measures taken to avoid similar accidents in the future.

Environmental expenses and investments

The Accounting Advisory Forum's definitions for environmental expenditure have been used as the basis for reporting environmental expenses. The expenses include direct costs, proactivities, taxes and fines. No environmental fines were paid in 2003/04.

Environmental capital investments have been monitored from the 1999/00 financial year. Investments in environmental measures have increased significantly due to major investments in Denmark. About 1/3 of our environmental investments in 2003/04 were made to comply with Danish environmental standards. Health and Safety investments have been monitored from the 2000/01 financial year. Expenses for the operation of our environmental plant are fairly constant and include operations and levies.

Environmental costs


DKK million
250
200
150
100
50
0
99/00
00/01
01/02
02/03
03/04

Investments in Health & Safety and Environment


DKK million
140
120
100
80
60
40
20
0
99/00
00/01
01/02
02/03
03/04
Health & Safety
Environment

Danisco's master data

Stock Exchange	Copenhagen Stock Exchange
Share capital	DKK 1,021 million
Number of shares	DKK 51.1 million
Classes of shares	One class
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Reuter code	DCO.CO
Bloomberg code	DCS.DC

Shareholder composition at 30 April 2004

	%
Labour Market Supplementary Pension Fund (ATP)	10
LD Pensions (LD)	5
Danisco	3
Banks and business undertakings	7
Insurance companies	6
Pension funds	4
Investment funds	4
Foundations	1
Private	13
Other investors outside Denmark	20
Unregistered	27
Total	100

As part of our dedicated information policy, we are committed to maintaining an open dialogue with our shareholders. We encourage all shareholders to register their holdings in Danisco's Register of Shareholders.

Danisco and the Copenhagen Stock Exchange

Danisco's shares are listed on the Copenhagen Stock Exchange. The market value of the company's shares was DKK 15.0 billion at 30 April 2004 compared with DKK 12.9 billion at the same time last year. The Annual General Meeting held on 28 August 2003 resolved to cancel 2,131,050 own shares corresponding to a nominal value of DKK 42.6 million. The cancellation was effected on 16 December 2003.

Shareholders

At 30 April 2004, Danisco had about 30,500 registered shareholders, the same as last year. Registered shareholders represent 73% of the total share capital. Around 40% of the shares are held outside Denmark and parts of these are not registered.

Members of the Executive Board hold a total of 7,999 Danisco shares.

The share option programme for the Executive Board comprises 422,000 shares and is detailed in note 28.

Shareholders holding more than 5%

ATP, Hillerød	10.4%	At 31 December 2003
LD, Copenhagen	5.2%	At 30 April 2004

Trading in own shares

Danisco buys back own shares in order to supplement dividend payouts. Share buybacks may not take place in IR* quiet periods prior to the announcement of interim results and if Danisco holds material price sensitive knowledge falling under the insider rules. The shares are acquired under the existing authorisation granted by the Annual General Meeting on 28 August 2003 to buy back shares of up to 10% of the company's share capital in the period until the next general meeting due on 26 August 2004.

At 17 June 2004, Danisco held 1.4 million own shares, corresponding to 2.7%. The average price of the shares bought back in 2003/04 was DKK 247.

Share options

At Danisco, we find it expedient that our employees feel attached to Danisco and the value creation, not just in terms of their work but also financially. We have therefore set up three programmes for share-based payments. The first programme was launched in 2000/01 for the Executive Board and 99 managerial staff. In 2002/03, we issued warrants to all employees except for the managerial staff who were included in the 2000/01 option programme. And in 2003/04 we issued options to the Executive Board and 95 managerial staff. The option programmes comprise a total of 2,357,411 shares, which have been hedged by the holding of own shares. For further details, see note 28.

Insider register

Insiders at Danisco are defined as members of the Board of Directors and the Executive Board as well as other employees

* Investor Relations

and persons who by virtue of their attachment to Danisco are considered to have access to internal knowledge. Danisco's insider register comprises 176 persons. Statements by these persons about their trading in Danisco shares also include trading by their spouses/cohabitants and children under the age of 18.

Quarterly statement to the Copenhagen Stock Exchange of shareholdings for insiders

19 April 2004	Holding	Market value in DKK
Board of Directors	15,732	4,588,867
Executive Board	7,999	2,333,228
Other insiders	24,981	7,286,708
All insiders and their related persons	**48,712**	**14,208,803**

Statement to the Copenhagen Stock Exchange of shareholdings for insiders

	Shares traded, net	Market value in DKK
30 September 2003	(400)	98,800
6 January 2004	(1,255)	339,037
7 January 2004	(293)	78,524

Annual General Meeting

Danisco's Annual General Meeting will be held on Thursday 26 August 2004 at 4:00 pm at Bella Center, Center Boulevard 5, Copenhagen S, Denmark.

Dividends

Dividend payout is a matter to be decided at the Annual General Meeting. At the coming general meeting, the Board of Directors proposes a dividend of DKK 6.50 per DKK 20 share. Dividend for the year will be paid automatically through the Danish Securities Centre on 1 September 2004. Danisco does not pay interim dividend.

Danisco aims to ensure the necessary equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

IR policy

Danisco is committed to reducing the company-specific risk by maintaining a consistently high level of information and carrying on an active and open dialogue with investors and analysts. Danisco's IR department is responsible for maintaining contact with investors and analysts through regular meetings in and outside Denmark.

We strive to provide comprehensive information to the stock market about our financial and operational circumstances and our strategies.

Through open communication, we aim to ensure that the valuation of the Danisco share always reflects the company's situation and expectations.

IR activities

During the 2003/04 financial year, Investor Relations held some 300 meetings in 16 countries, attended by just under 600 investors and analysts. When investor relations events take place, we seek to make them as widely available to the public as possible, actively using the Internet in connection with the announcement of interim results and meetings for analysts, investors and the press. We also prioritise making other activities, such as thematic presentations and Capital Market Days, available on the Internet subsequently. It is possible to follow planned activities via the financial calendar.

www.danisco.com/investor

IR quiet periods

There are certain periods during the financial year when under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These so-called quiet periods are listed in our financial calendar.



Trading volume and price development of the Danisco share 1 May 2003 - 31 May 2004



DKK
DKK '000
350
300
250
200
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
May/03
June/03
July/03
Aug./03
Sep./03
Oct./03
Nov./03
Dec./03
Jan./04
Feb./04
Mar./04
Apr. /04
May/04
Volume
Danisco
Peer group: (ingredients)*
Peer group: (sugar)**
KFX

*Peer groups, ingredients: Chr. Hansen, Degussa, DSM, Hercules, ICI, Intl.Flav.Frag., Kerry, Rhodia
**Peer groups, sugar: Ass. British Foods, CSM, Eridania Béghin-Say, Suedzucker, Tate and Lyle

Key figures and financial ratios

GROUP		1999/00	2000/01	2001/02	2002/03	2003/04
Average number of shares excluding own shares	'000	57,891	57,377	55,734	52,366	49,907
Diluted number of shares at year-end excluding own shares	'000	57,547	56,517	54,447	51,127	49,785
Basic earnings per share (EPS)	DKK	14.44	15.22	16.24	19.02	19.98
Diluted cash flow per share	DKK	40.45	37.98	36.99	37.94	33.39
Diluted net asset value per share	DKK	238	226	231	223	234
Market price per share	DKK	247	292	283	243	294
Diluted market price/net asset value		1.04	1.29	1.22	1.09	1.26
Diluted market value	DKK million	14,214	16,503	15,409	12,424	14,637
Price/earnings	DKK	17.11	19.19	17.43	12.78	14.71
Dividend per share	DKK	6.00	6.00	6.00	6.25	6.50
Pay-out ratio	%	41.3	38.8	34.7	31.2	32.4

SHAREHOLDER INFORMATION

Financial calendar

21	August	2004	IR quiet period for Q1
26	August	2004	Annual General Meeting
16	September	2004	Q1 results (May-July)
21	November	2004	IR quiet period for H1
16	December	2004	H1 results (May-October)
18	February	2005	IR quiet period for 9M
17	March	2005	9M results (May-January)
30	April	2005	End of financial year
21	May	2005	IR quiet period for 2004/05
21	June	2005	Full-year results 2004/05.
22	August	2005	IR quiet period for Q1
25	August	2005	Annual General Meeting
19	September	2005	Q1 results (May-July)

Bankers and stockbrokers monitoring the Danisco share

Scandinavian		Other	
ABG Sundal Collier	+47 2201 6000	BNP Paribas	+44 207 595 2000
Alfred Berg Bank A/S	+45 3396 1000	Bryan Garnier	+44 207 332 2500
Alm. Brand Bank A/S	+45 3547 4849	Crédit Agricole Indosuez Cheuvreux	+44 207 621 5100
Carnegie Bank A/S	+45 3288 0200	Credit Suisse First Boston	+44 207 888 8888
Danske Equities	+45 3344 0000	Deutsche Bank	+44 207 545 8000
Enskilda Securities	+45 3697 7000	Goldman Sachs International	+44 207 774 1000
GP Børsmæglerselskab A/S	+45 3313 3111	Gudme Raaschou Investment Bank	+45 3344 9000
Handelsbanken	+45 3341 8500	HSBC Holdings Plc	+44 207 991 8888
Jyske Bank	+45 8922 2324	Smith Barney Citigroup	+44 207 986 4444
Nordea Securities	+45 3333 3333	UBS Warburg Investment Bank	+46 8 453 7300
Spar Nord Bank A/S	+45 9634 4000		
Sydbank	+45 7436 3636		

Danisco Stock Exchange Notices

23	June	2003	no. 04	Own shares § 29
4	August	2003	no. 05	Reduction of share capital through cancellation of own shares
14	August	2003	no. 06	Danisco expects sugar beet harvest above average
20	August	2003	no. 07	Danisco sells its share of Amcor Flexibles Europe
28	August	2003	no. 08	Excerpts of Chairman's report at Annual General Meeting
28	August	2003	no. 09	Development of Annual General Meeting
11	September	2003	no. 10	Danisco rejects rumours about Genencor
22	September	2003	no. 11	Announcement of Results for Q1 2003/04
24	September	2003	no. 12	Own shares § 28
16	December	2003	no. 13	Own shares § 28
16	December	2003	no. 14	Own shares § 29
16	December	2003	no. 15	Announcement of Results for H1 2003/04
13	February	2004	no. 01	Danisco in exclusive negotiations for Rhodia's food ingredients business
16	February	2004	no. 02	Reference to Stock Exchange Notice no. 01/2004
11	March	2004	no. 03	Acquisition of Rhodia's activities in food ingredients
18	March	2004	no. 04	Announcement of Results for 9M 2003/04
11	May	2004	no. 05	Danisco Seed sells activities within winter rape and mustard
1	June	2004	no. 06	Danisco closes acquisition of Rhodia Food Ingredients

BASIS OF PREPARATION

The annual report has been prepared in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act accounting class D and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

The accounting policies applied are unchanged from last year.

The item Special items has been included, which does not qualify as an accounting policy change. The item comprises major income and expenditure of a non-recurring nature. The items are shown separately to provide a better picture of the operational results. Comparative figures have been restated.

International accounting standards taking effect after 2003/04

New international accounting standards have been adopted and a number of existing standards have been changed. This has no effect for Danisco until the next financial year (2004/05). Most significant of the new standards are IFRS 2 Share-based Payments and IFRS 3 Business Combinations. Standards with major changes include IAS 36 Impairment of Assets and IAS 38 Intangible Assets.

For the effect on Danisco's financial statements for 2004/05, reference is made to page 8.

Recognition and measurement

Assets are recognised in the balance sheet when it is deemed likely that future economic benefits will accrue to the Group and the value of the assets can be reliably measured. Liabilities are recognised in the balance sheet when deemed likely to arise and when reliable measurement is possible.

At the first recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each accounting item.

On recognition and measurement, allowance is made for any gains, losses and risks that arise before presentation of the annual report and which confirm or deny matters that existed at the balance sheet date.

Income is recognised in the profit and loss account as earned. Costs incurred to obtain earnings for the year are recognised in the profit and loss account. Value adjustments of financial assets, financial liabilities and derivative financial instruments are recognised in the profit and loss account except for value adjustments of derivatives concluded to hedge future cash flows or net investments in subsidiary undertakings and associated undertakings outside Denmark. These value adjustments are recognised directly under equity.

Associated undertakings generally do not prepare financial statements in accordance with IFRS. Where possible, adjustments are made accordingly.

Basis of consolidation

The consolidated financial statements include Danisco A/S (parent company) and the undertakings (subsidiary undertakings) in which the parent company, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Undertakings in which the Group holds between 20-50% of the voting rights and exercises significant but not controlling influence are regarded as associated undertakings.

The Group financial statements comprise the consolidated, audited financial statements of the parent company and the individual subsidiary undertakings, which have been prepared in accordance with the Group's accounting policies. Inter-company income, costs, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated undertakings have been eliminated.

Newly acquired or founded undertakings are recognised in the consolidated financial statements as of the date of acquisition or foundation. Disposals or wound up undertakings are included up to the date of disposal or winding up. Gains or losses are recognised in the profit and loss account at the date of disposal or winding up. Expected costs on disposal are included in the measurement of gains or losses.

On the acquisition of new undertakings where the parent company obtains control of the acquired undertaking, the purchase method is applied according to which assets and liabilities of the newly acquired undertakings are measured at their fair value at the date of acquisition. Provision is made for obligations concerning any declared restructuring measures in the acquired undertaking in connection with the acquisition. The tax impact on provisions and revaluations is taken into account. Any excess of cost over the fair value of the net assets acquired is capitalised as goodwill in the acquired undertaking.

Where the acquisition cost changes after the acquisition, the recognised value of goodwill is adjusted accordingly.

Where the fair value of assets or liabilities at the time of acquisition subsequently proves to differ from the recognised values, goodwill is adjusted accordingly, however only if the difference is recognised not later than at the end of the financial year following the year of the acquisition. Adjustments arising after that date are recognised in the profit and loss account.

Subsidiary undertakings' accounting items are fully recognised in the consolidated financial statements. Minority interests' proportional share of subsidiary undertakings' profits and equity are shown as separate items in the profit and loss account and balance sheet. First-time recognition of minority interests is based on a revaluation of the acquired assets and liabilities at the fair value prevailing at the date of acquisition of subsidiary undertakings.

Currency translation

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction at first-time recognition. The monthly average exchange rates can be used for practical reasons as an expression of the exchange rate ruling at the date of transaction.

Non-monetary assets acquired in foreign currencies are not subsequently currency adjusted.

Monetary assets and liabilities in foreign currencies are translated at the exchange rate ruling at the balance sheet date.

On first-time recognition, forward exchange contracts are included in the balance sheet at cost (zero) and subsequently measured at fair value.

The profit and loss accounts of subsidiary undertakings and associated undertakings outside Denmark are translated at monthly average exchange rates, and the balance sheets at the exchange rates ruling at the balance sheet date. Goodwill arising from subsidiary and associated undertakings outside Denmark is treated as assets or liabilities of these undertakings and translated at the exchange rate ruling at the balance sheet date.

Currency adjustments arising from the difference between the exchange rate of the transaction date and the balance sheet date are recognised in the profit and loss account under financials.

Currency adjustments of creditors in foreign currencies and forward exchange contracts related to hedging of net investments in foreign subsidiary and associated undertakings are recognised under equity.

Currency gains and losses on assets, creditors and forward exchange contracts for the hedging of future transactions – primarily sale and purchase of goods – are recognised under equity until the hedged transactions have been completed.

As the hedged transactions are realised, gains or losses are recognised under the same item as the hedged transaction, and postings to equity are reversed.

Currency adjustments arising from translation of equity in subsidiary undertakings and associated undertakings outside Denmark at the beginning of the year at the exchange rate prevailing at the balance sheet date are recognised under equity. The same applies for exchange rate differences arising from translation of profit at average monthly exchange rates while the balance sheet is translated at the exchange rates prevailing at the balance sheet date.

Currency adjustments of accounts with subsidiary undertakings outside Denmark, which are in reality additions to or deductions from the equity of the subsidiary undertaking, are recognised under equity.

Derivatives

Derivatives are measured at fair value, and realised as well as unrealised gains and losses on contracts not hedging future transactions are recognised in the profit and loss account. Value adjustments of derivatives hedging future transactions are recognised directly under equity. As the hedged transactions are realised, gains or losses are recognised under the same item as the hedged transaction, and postings to equity are reversed.

Derivatives concluded as an element in the ongoing management of foreign exchange and interest rate positions are recognised in the balance sheet under other debtors or other creditors.

Share-based payments

The Executive Board and a large number of employees participate in share-based payment programmes. The details of the programmes are described in note 28.

Option commitments hedged through holdings of own shares are not included in the balance sheet or the profit and loss account. Warrants are hedged by the authorisation granted by the Annual General Meeting to increase the share capital for this purpose. Warrants are not included in the balance sheet or the profit and loss account.

When the options and warrants are exercised, the amounts the Company receives (strike price of the share options or subscription price of the warrants) are included in equity. If payment is made as net settlement, the amount payable by the Company is deducted from equity.

Government grants

Government grants include grants for research and development as well as investment grants, etc. Research and development grants are recognised in the profit and loss account on a systematic basis to match the related costs. Investment grants are set off against the cost of the subsidised assets.

PROFIT AND LOSS ACCOUNT

Net sales

Net sales comprise sales invoiced less returned goods, bonuses and discounts granted in connection with sales. Restitution funds received from the EU are included in net sales.

Cost of sales

Cost of sales includes cost prices for goods sold. Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

Research and development costs

Research and development costs include costs, salaries and depreciation directly or indirectly attributable to corporate research and development activities.

Research costs are recognised in the profit and loss account in the year in which they are incurred.

Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the undertaking are recognisable, and where it is the intention to produce, market or execute the project, are capitalised when a correlation exists between the costs incurred and future earnings.

Distribution and sales costs

Distribution and sales costs comprise costs incurred on the distribution and sale of the products of the Group, salaries for sales personnel, advertising and exhibition costs, depreciation, etc.

Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and the management, including offices, salaries, depreciation, etc.

Other operating income

Other operating income comprises income of a secondary nature in relation to the activities of the Group, including government grants for research and development, profits on the sale of intangible and tangible fixed assets and rental income.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the activities of the Group, including losses on the sale of intangible and tangible fixed assets.

Special items

The item comprises major income and expenditure of a non-recurring nature. The items are shown separately to provide a better picture of the operational results.

Amortisation of goodwill

Amortisation of goodwill includes amortisation for the year and any writedowns.

Income from participating interests in subsidiary and associated undertakings

The relevant proportion of each subsidiary undertaking's profit or loss adjusted for goodwill amortisation and less unrealised inter-company profits is recognised separately in the parent company's profit and loss account. The proportion of the subsidiary undertaking's tax is recognised under current income tax expense for the year.

The relevant proportion of each associated undertaking's profit or loss after tax less amortisation of goodwill and adjusted for the relevant proportion of inter-company profits is recognised separately in the profit and loss account.

Other financials

Financials include interest receivable and payable, commission for committed facilities, borrowing costs, amortisation of financial assets and liabilities, costs incurred on finance leases and value adjustments, including currency adjustments of financial instruments not concluded for hedging of future transactions.

Taxation

In Denmark, Danisco A/S is jointly taxed with certain wholly owned Danish and non-Danish subsidiary undertakings. The parent company provides for and pays the aggregate Danish tax of the taxable income of these undertakings, and provision for deferred tax for the Danish undertakings is made in the parent company. Jointly taxed undertakings are included in the Danish tax prepayment scheme.

The expected tax on the taxable income for the year, adjusted for changes in provisions for deferred tax for the year, is recognised in the profit and loss account.

Withholding taxes relating to repatriation of dividends from subsidiary undertakings outside Denmark are recognised in the year in which the dividend is declared. The recognised tax is charged to profit on ordinary or extraordinary activities or as equity items. Additions, deductions and allowances relating to the prepayment scheme are stated under financials.

Provision is made for deferred tax according to the balance sheet liability method in respect of all temporary differences between the tax base of an asset or liability and the amount stated in the balance sheet.

Deferred tax is also provided for reversal of tax benefits arising from losses in subsidiary undertakings outside Denmark that would represent a tax liability if they were sold or withdrawn from Danish joint taxation.

No provision is made for taxation arising on any sale of participating interests in subsidiary undertakings if the investments are not expected to be sold within a short period.

The tax base of tax losses carried forward and negative deferred tax is recognised as assets when it is likely that they will reduce future tax payments within a reasonable period of time.

Computed tax liabilities arising from deductible provisions affecting goodwill are recognised in deferred tax.

Provision is not made for deferred tax on goodwill unless the goodwill is tax-deductible.

Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax. Changes in deferred tax due to changes in tax rates are recognised in the profit and loss account.

BALANCE SHEET

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulated depreciation and writedowns. Amortisation and depreciation are stated according to the straight-line method based on the estimated useful lives of the assets, which are:

Goodwill	up to 20 years
Development projects,	3-5 years
patents, licences, trademarks and other intellectual property rights	up to 20 years
Software	up to 5 years

Short-life assets and less valuable assets are expensed in the year of acquisition.

The amortisation and depreciation periods are determined on the basis of the management's experience in the Group's business areas. In the opinion of Group management, they reflect the best estimate of the useful lives of the assets.

The accounting treatment relating to the acquisition and disposal of undertakings or assets to which goodwill is incidental is described under Basis of consolidation and Other provisions. Development projects are referred to under Research and development costs.

Gain or loss on the sale of other intangible fixed assets is calculated as the difference between the sales price less sales costs and the book value at the time of sale. Gains and losses are recognised in the profit and loss account as other operating income or expenses, as appropriate.

Tangible fixed assets

Land and buildings are measured at cost less accumulated depreciation and writedowns.

Plant and machinery and other fixtures, fittings, tools and equipment are also measured at cost less accumulated depreciation and writedowns.

Cost of tangible fixed assets includes costs of materials, components, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing costs.

Depreciation is provided according to the straight-line method over the estimated useful lives of the assets to expected residual value. Land is not depreciated. Depreciation periods are as follows:

Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

Expenditure relating to repairs or maintenance of tangible fixed assets is recognised either as indirect production costs or directly in the profit and loss account.

Short-life assets less valuable assets and minor expenditure for improvement are expensed in the year of acquisition.

Profit or loss arising on the disposal or retirement of tangible fixed assets is measured as the difference between the sales price net of dismantling, disposal and reestablishment costs and the book value. Profit or loss is recognised in the profit and loss account as other operating income or expenses.

Finance leases are measured in the balance sheet at the present value of future lease rentals at the time of leasing. The assets are depreciated in line with the other tangible fixed assets.

Residual lease commitments are capitalised and recognised in the balance sheet under creditors, and interest charges on the lease are expensed.

Lease payments under operating leases are expensed on a straight-line basis over the lease term.

Financial fixed assets

Participating interests in subsidiary undertakings are measured in the financial statements of the parent company according to the equity method. This means that participating interests are measured in the balance sheet at the relevant proportion of their net asset value, and that the parent company's share of profit is recognised in the profit and loss account less unrealised inter-company profits.

Subsidiary undertakings with a negative net asset value are stated at zero, while amounts owed by these subsidiary undertakings are written down by the parent company's share of the negative net asset value. If the negative net asset value exceeds the amounts owed, the remaining amount is recognised under provisions.

Participating interests in associated undertakings are also measured in the financial statements of the parent company and the consolidated financial statements according to the equity method less the relevant proportion of unrealised inter-company profits.

Net revaluation of participating interests in subsidiary and associated undertakings is transferred to reserve for net revaluation under equity according to the equity method to the extent that the revaluation exceeds the dividends received from the undertakings.



Other participating interests and investments include listed and unlisted investments.

These assets are initially measured at cost and subsequently at fair value. Investments for which no reliable fair value can be fixed (mainly investments made by Danisco Venture) are measured at cost. Writedowns are carried out after assessment of each individual investment's expected cash flow compared with the book value and expectations at the time of investment.

Other financial fixed assets mainly include long term debtors. Debtors that are held to maturity are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk.

Debtors that are not held to maturity are initially measured at cost and subsequently at fair value. Individual assessment of potential risk is carried out and the current interest level is taken into consideration in the calculation of fair value.

Financial assets that are measured at cost or amortised cost are assessed with regard to impairment, cf. section on Impairment.

Impairment

An impairment test is conducted in respect of the book value of intangible and tangible fixed assets in preparing the annual report. Where impairment is required, the book value is written down to the higher of net present realisable value and present value of future net payments in connection with continued use. Goodwill is written down in the profit and loss account in those cases where the book value exceeds the expected future net income from the undertaking or the assets to which the goodwill is incidental.

The book value of financial assets that are measured at cost or amortised cost is written down if the present value as a result of a change in the expected cash flow is lower than the book value. When computing the present value, the original effective rate of interest is applied. If subsequently the present value of an impaired financial asset is increased, the impairment is reversed. The financial asset is stated at no more than amortised cost at the time of the reversal.

Stocks

Stocks are measured on a first-in/first-out basis and at cost. Where cost exceeds the net realisable value, it is written down to the lower value.

Cost of sales includes raw materials, consumables, direct labour and indirect production costs, such as maintenance and depreciation of production plant and operations, as well as administration and plant management.

Obsolete items, including slow-moving items, are written down to net realisable value.

Debtors

Debtors mainly include trade debtors and for the parent company, short-term loans to subsidiary undertakings.

Trade debtors are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk.

Fixed-interest short-term loans to subsidiary undertakings are held to maturity and measured at amortised cost.

Other participating interests and investments

Other participating interests and investments recognised under current assets mainly comprise listed bonds and shares available for trading.

Recognition/non-recognition is carried out at the settlement date for purchase and sale. Investments are initially measured at cost and subsequently at fair value. Individual assessment of potential risk is carried out and the current interest level is taken into consideration in the calculation of fair value.

Equity, dividend and own shares

Recognition of dividend as a liability is at the date of adoption at the Annual General Meeting. Dividend payments proposed by the Board of Directors for the financial year are stated in a note to equity.

Purchase and sales considerations for own shares are recognised directly in equity.

Capital reduction through cancellation of own shares reduces the share capital by an amount equivalent to the nominal value of the shares cancelled.

Pension commitments

Danisco has entered post-employment pension plans with a significant proportion of the Group's employees.

Under defined contribution plans, the Group pays fixed contributions on a current basis into a separate, recognised pension fund and has no legal or constructive obligation to pay further contributions.

Such fixed contributions are recognised in the profit and loss account on the due date and any contributions payable are recognised in the balance sheet as other debt.

Under defined benefit plans, Danisco is committed to paying certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are computed on a systematic basis by an actuarial discounting of pension commitments to their present values with the addition of the operating costs for the period. The present value is calculated on the basis of actuarial assumptions on future developments in interest rates, inflation, mortality and disability.

Provision for the actuarial present value less the fair value of assets held as part of the plan is made in the balance sheet under provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised as a pension asset in the balance sheet.

Actuarial gains or losses are recognised and amortised in the profit and loss account over the expected average remaining working years of the employees participating in the plan. If the net cumulative actuarial gains or losses represent less than 10% of the present value of the defined benefit plan, they are not recognised. Past service costs (costs due to changes in the benefits payable) are recognised in the profit and loss account if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the profit and loss account over the period in which the employees earn that right.

Other provisions

Other provisions primarily relate to commitments concerning divestments, acquisitions and restructuring.

Provisions are made for legal and constructive commitments that have arisen as a result of past events in the financial year or prior years, and where it is likely that the company's financial resources will be required in settling such commitments.

Provisions associated with acquisitions include those relating to the acquired company which had been resolved by the date of acquisition and which are included in the calculated cost of acquisition and of goodwill.

Provisions for restructuring comprise provisions concerning the acquiring undertaking in connection with acquisitions, as well as provisions concerning resolutions on restructuring existing business units. Such provisions are charged to the profit and loss account.

Creditors

Creditors are initially measured at nominal amounts less capital losses and costs and subsequently at amortised cost with the difference between the loan proceeds and the nominal value being recognised in the profit and loss account over the term of the loan.

CASH FLOW STATEMENT

The consolidated cash flow statement shows the cash flows from operating, investing and financing activities as well as the Group's cash position at the beginning and end of the year.

Cash flows from operating activities are calculated as Danisco's share of the consolidated profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid.

Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the purchase and sale of undertakings and activities.

Cash flows from financing activities comprise changes in the Group's share capital, sale and buyback of own shares, dividend payments as well as the raising of or principal payments on interest-bearing debts.

Cash and cash equivalents comprise deposits with banks and securities with insignificant price exposure.

INFORMATION BY SEGMENT

Information is provided by business and geographic areas as primary and secondary segments, respectively. Information by segment follows the Group's accounting policies and internal financial management.

Other fixed assets net: intangible fixed assets excluding goodwill, tangible fixed assets and participating interests in associated undertakings less other provisions.

Working capital: current assets less non-interest bearing debt.

Invested capital: the sum of goodwill, other fixed assets net and working capital.

Current assets: stocks, trade debtors, other debtors and prepayments.

Non-interest bearing debt: provisions for pension, trade creditors, other debt and deferred income.



PROFIT AND LOSS ACCOUNT 1 MAY 2003 - 30 APRIL 2004

PARENT COMPANY				GROUP	
2002/03	2003/04	Note	DKK million	2002/03	2003/04
5,942	5,784	1	Net sales	16,551	16,397
(4,238)	(4,103)	2-3	Cost of sales	(11,040)	(11,067)
1,704	**1,681**		**Gross profit**	**5,511**	**5,330**
(285)	(299)	2-3	Research and development costs	(445)	(460)
(536)	(527)	2-3	Distribution and sales costs	(1,772)	(1,792)
(405)	(403)	2-4	Administrative expenses	(1,045)	(997)
89	49		Other operating income	155	119
(16)	(30)	3	Other operating expenses	(64)	(62)
551	**471**		**Operating profit before special items and amortisation of goodwill (EBITA)**	**2,340**	**2,138**
-	50	5	Special items	(24)	83
(13)	(13)	3/12	Amortisation of goodwill	(404)	(409)
538	**508**		**Operating profit**	**1,912**	**1,812**
1,215	1,209	6	Income from participating interests in subsidiary undertakings	-	-
17	5	14	Income from participating interests in associated undertakings	22	50
12	16	7	Income from other participating interests and investments	13	17
359	250	8	Other financial income	258	211
(600)	(453)	9	Other financial expenses	(643)	(520)
1,541	**1,535**		**Profit before tax**	**1,562**	**1,570**
(540)	(537)	10	Income tax expense	(582)	(537)
(5)	(1)	10	Adjustment of income tax expense for previous years	37	(1)
996	**997**		**Consolidated profit**	**1,017**	**1,032**
-	-		Consolidated profit attributable to minority interests	(21)	(35)
996	**997**		**Danisco's share of consolidated profit**	**996**	**997**
		11	Basic earnings per share (EPS) DKK	19.02	19.98
		11	Diluted earnings per share (DEPS) DKK	19.02	19.97
		11	Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	26.73	28.15
			Appropriation of profit for the year:		
(620)	(201)		Transferred to (from) reserve for net revaluation according to the equity method		
1,616	1,198		Transferred to (from) other reserves		
996	**997**				

The Board of Directors proposes that a dividend for the year of DKK 6.50 per share (2002/03 DKK 6.25 per share) be adopted by the Annual General Meeting.

BALANCE SHEET AT 30 APRIL 2004

PARENT COMPANY			ASSETS	GROUP	
30 April 2003	**30 April 2004**	Note	DKK million	30 April 2003	**30 April 2004**
			Fixed assets		
		12	*Intangible fixed assets*		
78	65		Goodwill	6,190	5,822
203	242		Other intangible fixed assets	373	418
281	**307**		**Total**	**6,563**	**6,240**
		13	*Tangible fixed assets*		
984	996		Land and buildings	2,608	2,548
1,605	1,604		Plant and machinery	4,908	4,891
131	124		Fixtures, fittings, tools and equipment	267	254
70	84		Prepayments and assets under construction	373	289
21	17		Leased plant and equipment	21	18
2,811	**2,825**		**Total**	**8,177**	**8,000**
			Financial fixed assets		
16,249	17,947	14	Participating interests in subsidiary undertakings	-	-
312	-	14/18	Loans to subsidiary undertakings	-	-
446	8	14	Participating interests in associated undertakings	2,570	2,126
352	90	14	Other participating interests and investments	369	108
-	-	15	Pension assets	42	37
-	-	16	Deferred tax assets	250	187
4	1	14	Other financial fixed assets	230	16
17,363	**18,046**		**Total**	**3,461**	**2,474**
20,455	**21,178**		**Fixed assets total**	**18,201**	**16,714**
			Current assets		
		17	*Stocks*		
203	189		Raw materials and consumables	1,052	1,028
113	107		Work in progress	360	373
1,102	1,216		Finished goods and goods for resale	3,434	3,626
-	1		Prepayments for goods	69	66
1,418	**1,513**		**Total**	**4,915**	**5,093**
			Debtors		
438	528	18	Trade debtors	2,482	2,570
6,552	4,598	18	Amounts owed by subsidiary undertakings	-	-
2	-		Amounts owed by associated undertakings	2	-
147	225	22	Other debtors	471	555
18	29		Prepayments	60	71
7,157	**5,380**		**Total**	**3,015**	**3,196**
-	-		Other participating interests and investments	1	-
26	3		Cash and cash equivalents	408	304
8,601	**6,896**		**Current assets total**	**8,339**	**8,593**
29,056	**28,074**		**Assets total**	**26,540**	**25,307**

PARENT COMPANY 30 April 2003	30 April 2004	Note	LIABILITIES and EQUITY DKK million	GROUP 30 April 2003	30 April 2004
			Equity		
1,064	1,021		Share capital	1,064	1,021
682	481		Reserve for net revaluation according to the equity method	-	-
9,674	10,149	24	Other reserves	10,356	10,630
11,420	**11,651**		**Equity total**	**11,420**	**11,651**
-	-	19	**Minority interests**	**247**	**288**
			Provisions		
-	-	15	Provision for pensions	228	237
681	656	16	Provision for deferred tax	1,406	1,408
308	241	20	Other provisions	480	382
989	**897**		**Provisions total**	**2,114**	**2,027**
		21	**Creditors**		
			Amounts falling due after more than one year		
241	226		Mortgage creditors	245	229
6,479	5,495		Other credit institutions	6,611	5,573
4	4		Capitalised lease obligation	5	4
-	-		Other debt	1	2
6,724	**5,725**		**Total**	**6,862**	**5,808**
			Amounts falling due within one year		
15	16		Mortgage creditors	17	17
2,919	2,723		Other credit institutions	2,956	2,771
1	1		Capitalised lease obligation	1	1
265	243		Trade creditors	1,041	974
5,889	6,093		Amounts owed to subsidiary undertakings	-	-
198	95	22	Corporation tax	426	271
626	622	23	Other debt	1,435	1,480
10	8		Deferred income	21	19
9,923	**9,801**		**Total**	**5,897**	**5,533**
16,647	**15,526**		**Creditors total**	**12,759**	**11,341**
29,056	**28,074**		**Liabilities and equity total**	**26,540**	**25,307**

Supplementary notes

Note	
13	Pledges and contractual obligations relating to fixed assets
28	Warrants and share options
29	Own shares
30	Contingent assets and contingent liabilities
31	Government grants
32	Currency hedging of net investments in subsidiaries and associated undertakings outside Denmark
33	Financial instruments
34	Transactions with related parties

CHANGES IN EQUITY

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other** reserves	Total
Equity at 1 May 2002	1,164	1,302	10,114	**12,580**
Profit for the year	.	(117)	1,113	**996**
Reduction of share capital through cancellation of own shares	(100)	.	100	**-**
Dividends paid	.	.	(314)	**(314)**
Repurchase of own shares*	.	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(950)	**(950)**
Hedging of future transactions, change	.	.	(46)	**(46)**
Other movements in equity	.	.	18	**18**
Dividends from subsidiary undertakings	.	(503)	503	**-**
Equity at 30 April 2003	**1,064**	**682**	**9,674**	**11,420**
Profit for the year	.	511	486	**997**
Reduction of share capital through cancellation of own shares	(43)	.	43	**-**
Dividends paid	.	.	(311)	**(311)**
Repurchase of own shares*	.	.	(356)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(183)	**(183)**
Hedging of future transactions, change	.	.	11	**11**
Other movements in equity	.	.	73	**73**
Dividends from subsidiary undertakings	.	(712)	712	**-**
Equity at 30 April 2004	**1,021**	**481**	**10,149**	**11,651**

The Board of Directors proposes that a dividend for the year of DKK 6.50 per share (2002/03 DKK 6.25 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

GROUP

DKK million	Share capital	Other** reserves	Total
Equity at 1 May 2002	1,164	11,416	**12,580**
Profit for the year	.	996	**996**
Reduction of share capital through cancellation of own shares	(100)	100	**-**
Dividends paid	.	(314)	**(314)**
Repurchase of own shares*	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(950)	**(950)**
Hedging of future transactions, change	.	(46)	**(46)**
Other movements in equity	.	18	**18**
Equity at 30 April 2003	**1,064**	**10,356**	**11,420**
Profit for the year	.	997	**997**
Reduction of share capital through cancellation of own shares	(43)	43	**-**
Dividends paid	.	(311)	**(311)**
Repurchase of own shares*	.	(356)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(183)	**(183)**
Hedging of future transactions, change	.	11	**11**
Other movements in equity	.	73	**73**
Equity at 30 April 2004	**1,021**	**10,630**	**11,651**

The share capital of DKK 1,021,371,040 comprises 51,068,552 shares of DKK 20 each.
As of 5 September 2002, the share capital was reduced by a nominal value of DKK 100,443,540 to a value of DKK 1,063,992,040 through cancellation of own shares.
As of 28 August 2003, the share capital was reduced by a nominal value of DKK 42,621,000 to a value of DKK 1,021,371,040 through cancellation of own shares.

*) See note 29 for information on own shares.

**) Other reserves are specified in note 24.

Note	DKK million	GROUP 2002/03	GROUP 2003/04
	Cash flow from operating activities		
	Danisco's share of consolidated profit	996	997
25	Adjustments	2,022	2,020
	Change in stocks	(258)	(230)
	Change in debtors	122	(290)
	Change in trade creditors etc.	(15)	(4)
	Change in working capital	(151)	(524)
	Income from other participating interests and investments	2	17
	Other financial income	177	184
	Other financial expenses	(635)	(469)
	Financials, net	(456)	(268)
22	Corporation tax paid	(424)	(558)
	Cash flow from operating activities	**1,987**	**1,667**
	Cash flow from investing activities		
26	Purchase of undertakings and activities	(470)	(42)
	Purchase of tangible fixed assets	(844)	(868)
	Sale of tangible fixed assets and investment grants	47	198
	Purchase of intangible fixed assets	(104)	(153)
	Sale of intangible fixed assets	14	47
	Change in financial assets, net	(100)	869
	Cash flow from investing activities	**(1,457)**	**51**
	Cash flow from financing activities		
27	Change in financial liabilities	380	(1,144)
	Repurchase of own shares	(864)	(356)
	Dividends paid	(314)	(311)
	Cash flow from financing activities	**(798)**	**(1,811)**
	Decrease/increase in cash and cash equivalents	**(268)**	**(93)**
	Cash and cash equivalents at 1 May	750	408
	Exchange adjustment of cash and cash equivalents	(74)	(11)
	Cash and cash equivalents at 30 April	**408**	**304**

	PARENT COMPANY 2002/03	PARENT COMPANY 2003/04	DKK million	GROUP 2002/03	GROUP 2003/04
1			**Net sales**		
			Breakdown by market:		
	1,944	1,989	Denmark	1,986	2,014
	1,228	914	Other Nordic countries	4,654	4,273
	1,390	1,422	Rest of Western Europe	3,253	3,410
	458	571	Eastern Europe	1,353	1,587
	282	334	North America	2,242	2,198
	107	107	Latin America	730	745
	208	176	Asia-Pacific	1,652	1,582
	325	271	Rest of the world	681	588
	5,942	**5,784**	**Total**	**16,551**	**16,397**
	3,998	3,795	Net sales in non-Danish markets	14,565	14,383
	67.3%	65.6%	Corresponding to	88.0%	87.7%
2			**Staff costs**		
	(3)	(3)	Directors' emoluments	(3)	(3)
	(15)	(19)	Remuneration to management	(18)	(23)
	(786)	(817)	Wages and salaries	(2,156)	(2,190)
	(72)	(78)	Pension costs, social security costs, etc.	(412)	(470)
	(876)	**(917)**	**Total**	**(2,589)**	**(2,686)**
	2,414	2,401	Average number of employees	8,356	8,440
	2,374	2,365	Number of employees at 30 April	8,172	8,295

No member of the Board of Directors has been employed by the Group during the 2003/04 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided the Group with any additional services.

Emolument amounts to DKK 220,000 (2002/03 DKK 220,000) for each member. An additional fee is paid to the Chairman and the Deputy Chairmen of 150% and 50% respectively.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco A/S' Board of Directors. Danisco A/S' Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40% of the director's emolument received at the time of retirement. In the financial year 2002/03, the Board of Directors decided to discontinue the arrangement over the next years. At present, 2 retired directors are available to the Board of Directors. Fees paid during the year ended totalled DKK 401,000 (2002/03 DKK 552,000).

Danisco A/S pays an annual (life-long) pension amount of DKK 60,000 to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The Executive Board receive fixed remuneration, and from 2003/04 also a variable bonus subject to certain targets being met. In 2003/04, fixed remuneration totalled DKK 17 million (including pension contributions and value of car at their disposal for private use). For 2003/04, bonus totalling DKK 4 million will be paid to the Executive Board in the financial year 2004/05.

The general pension retirement age for members of Danisco A/S' Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pension. Upon retirement, each member is entitled to an early-retirement pension until the age of 65. This early-retirement pension is calculated on the basis of the remuneration paid during the last year before retirement and decreases during the period from 72% of the remuneration in the first year to 58%. Current provision is made for this obligation under other provisions. In 2003/04 DKK 2 million (2002/03 DKK 2 million).

In the event that a member of Danisco A/S' Executive Board retires in conjunction with a takeover of the Company or a merger in which Danisco A/S is included, a special severance payment corresponding to one year's remuneration (CEO 2 years' remuneration) is paid in addition to the usual two-year notice remuneration.

None of the members of Danisco A/S' Executive Board or the Board of Directors receive a special fee as directors in subsidiary or associated undertakings.

See note 28 for information on warrants and share options.

Note	PARENT COMPANY 2002/03	PARENT COMPANY 2003/04	DKK million	GROUP 2002/03	GROUP 2003/04
3			**Depreciation, writedowns and amortisation**		
			Depreciation, writedowns and amortisation for the year included in the costs below:		
	(214)	(237)	Cost of sales	(661)	(709)
	(30)	(24)	Research and development costs	(41)	(36)
	(16)	(16)	Distribution and sales costs	(57)	(46)
	(67)	(55)	Administrative expenses	(120)	(100)
	-	-	Other operating expenses	(38)	(2)
	(13)	(13)	Amortisation of goodwill	(404)	(409)
	(340)	(345)	Total	(1,321)	(1,302)
4			**Fees for auditors elected by the Annual General Meeting**		
			Deloitte:		
	(6)	(6)	Audit fee	(15)	(15)
	(4)	(3)	Other fees	(15)	(14)
			Ernst & Young:		
	(1)	(1)	Audit fee	(1)	(1)
	-	(1)	Other fees	-	(1)

Other fees comprise assistance in the purchase of companies (due dilligence) and tax assistance related to local tax returns and tax advice.

Note	PARENT COMPANY 2002/03	PARENT COMPANY 2003/04	DKK million	GROUP 2002/03	GROUP 2003/04
5			**Special items**		
	-	-	Restructuring costs related to aquisition of Perlarom	(24)	-
	-	50	Gain from sale of participating interests in Amcor Flexibles Europe A/S	-	50
	-	-	Insurance compensation related to a factory fire in Finland	-	33
	-	50	Total	(24)	83
6			**Income from participating interests in subsidiary undertakings**		
	1,604	1,365	Profits in subsidiary undertakings before taxation	.	.
	(389)	(156)	Losses in subsidiary undertakings before taxation	.	.
	1,215	1,209	Total	.	.
7			**Income from other participating interests and investments**		
	1	3	Share dividends	1	4
	11	13	Price adjustment of shares	12	13
	12	16	Total	13	17
8			**Other financial income**		
	289	176	Financial accounts with subsidiary undertakings	.	.
	2	1	Bank deposits	19	10
	23	9	Other receivables	49	26
	-	-	Gain on financial instruments	1	-
	45	64	Exchange gain	189	175
	359	250	Total	258	211

PARENT COMPANY 2002/03	PARENT COMPANY 2003/04	DKK million	GROUP 2002/03	GROUP 2003/04
9		**Other financial expenses**		
(158)	(102)	Financial accounts with subsidiary undertakings.	.	.
(22)	(8)	Mortgage creditors	(23)	(9)
(365)	(287)	Other creditors	(405)	(323)
-	-	Loss on financial instruments	(2)	-
(55)	(56)	Exchange loss	(213)	(188)
(600)	**(453)**	**Total**	**(643)**	**(520)**
10		**Income tax expense**		
(82)	(74)	Current tax on profit for the year	(460)	(434)
-	(1)	Change in deferred tax on profit for the year	(119)	(95)
(2)	(1)	Other taxes, exchange adjustment, etc.	(3)	(8)
(5)	(1)	Adjustment of income tax expense for previous years	37	(1)
(456)	(461)	Tax in undertakings not subject to joint taxation	.	.
(545)	**(538)**	**Total**	**(545)**	**(538)**
		The tax breaks down as follows:		
(540)	(537)	Income tax expense	(582)	(537)
(5)	(1)	Adjustment of income tax expense for previous years	37	(1)
(545)	**(538)**	**Total**	**(545)**	**(538)**
		Reconciliation of tax rate before profit/loss from associated undertakings:		
		Danish corporation tax rate	30%	30%
		Effect of difference between tax rate for subsidiary undertakings outside Denmark and Danish tax rate	1%	1%
		Non-taxable income and non-deductible expenses	-	(4%)
		Utilisation of non-capitalised tax losses	-	-
		Other, including adjustment to previous years	(3%)	1%
		Effective tax rate before non-deductible amortisation of goodwill	28%	28%
		Non-deductible amortisation of goodwill	7%	8%
		Effective tax rate	**35%**	**36%**

The reconciliation for the parent company is not shown, as the tax costs of the parent company and the Group are identical.

11	**Earnings per share**	GROUP 2002/03	GROUP 2003/04
	Consolidated profit	1,017	1,032
	Consolidated profit attributable to minority interests	(21)	(35)
	Danisco's share of consolidated profit	**996**	**997**
	Average number of shares	54,960,803	51,761,434
	Average number of own shares	(2,594,860)	(1,854,365)
	Average number of shares excluding own shares	**52,365,943**	**49,907,069**
	Average dilution effect of warrants and share options	6,407	22,748
	Diluted average number of shares	**52,372,350**	**49,929,817**
	Basic earnings per share (EPS) DKK	**19.02**	**19.98**
	Diluted earnings per share (DEPS) DKK	**19.02**	**19.97**
	Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	**26.73**	**28.15**

PARENT COMPANY

12 Intangible fixed assets

DKK million	Goodwill	Software	Patents and licenses	Product development	Prepayments and assets under construction	Other	Total
Cost at 1 May 2003	260	202	11	102	11	-	586
Additions during the year	-	18	-	46	19	-	83
Disposals during the year	-	(26)	(11)	-	(3)	-	(40)
Transferred to (from) other items	-	7	-	(21)	14	-	-
Total	260	201	-	127	41	-	629
Depreciation and writedowns at 1 May 2003	(182)	(99)	(11)	(13)	.	-	(305)
Depreciation and amortisation of disposals during the year	-	25	11	-	.	-	36
Depreciation and amortisation for the year	(13)	(35)	-	(5)	.	-	(53)
Transferred (to) from other items	-	-	-	-	.	-	-
Total	(195)	(109)	-	(18)	.	-	(322)
Balance at 30 April 2004	65	92	-	109	41	-	307
Balance at 30 April 2003	78	103	-	89	11	-	281

GROUP

12 Intangible fixed assets

DKK million	Goodwill	Software	Patents and licenses	Product development	Prepayments and assets under construction	Other	Total
Cost at 1 May 2003	8,187	255	127	102	24	185	8,880
Exchange adjustment of opening value	-	(1)	(3)	-	(3)	(10)	(17)
Additions due to new activities	17	-	3	-	-	-	20
Additions during the year	29	25	6	46	39	8	153
Disposals during the year	(107)	(26)	(27)	-	(3)	-	(163)
Transferred to (from) other items	-	39	(9)	(21)	(16)	7	-
Total	8,126	292	97	127	41	190	8,873
Depreciation and writedowns at 1 May 2003	(1,997)	(128)	(59)	(14)	.	(119)	(2,317)
Exchange adjustment of opening value	(5)	-	1	-	.	8	4
Depreciation and amortisation of disposals during the year	107	26	26	-	.	-	159
Depreciation and amortisation for the year	(409)	(44)	(10)	(4)	.	(12)	(479)
Transferred (to) from other items	-	-	1	-	.	(1)	-
Total	(2,304)	(146)	(41)	(18)	.	(124)	(2,633)
Balance at 30 April 2004	5,822	146	56	109	41	66	6,240
Balance at 30 April 2003	6,190	127	68	88	24	66	6,563

Additions during the year of DKK 29 million on goodwill relates to a contractually based adjustment of the purchase price regarding the prior acquisition of Florida Flavors, Inc.

PARENT COMPANY

13 Tangible fixed assets

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Leased plant and equipment	Total
Cost at 1 May 2003	1,838	3,614	529	70	25	**6,076**
Additions during the year	47	48	43	181	-	**319**
Disposals during the year	(30)	(60)	(92)	-	-	**(182)**
Transferred to (from) other items	33	129	5	(167)	-	-
Total	**1,888**	**3,731**	**485**	**84**	**25**	**6,213**
Depreciation and writedowns at 1 May 2003	(854)	(2,009)	(398)	-	(4)	**(3,265)**
Depreciation of disposals during the year	23	57	89	-	-	**169**
Depreciation and writedowns for the year	(61)	(175)	(52)	-	(4)	**(292)**
Transferred (to) from other items	-	-	-	-	-	-
Total	**(892)**	**(2,127)**	**(361)**	-	**(8)**	**(3,388)**
Balance at 30 April 2004	**996**	**1,604**	**124**	**84**	**17**	**2,825**
Balance at 30 April 2003	984	1,605	131	70	21	2,811

GROUP

13 Tangible fixed assets

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Leased plant and equipment	Total
Cost at 1 May 2003	4,199	9,548	914	373	51	**15,085**
Exchange adjustment of opening value	(40)	(137)	(5)	(14)	(1)	**(197)**
Additions due to new activities	4	28	-	-	-	**32**
Additions during the year	158	291	74	345	-	**868**
Disposals during the year	(177)	(70)	(109)	(8)	(1)	**(365)**
Transferred to (from) other items	92	298	17	(407)	-	-
Total	**4,236**	**9,958**	**891**	**289**	**49**	**15,423**
Depreciation and writedowns at 1 May 2003	(1,591)	(4,640)	(647)	-	(30)	**(6,908)**
Exchange adjustment of opening value	13	82	5	-	2	**102**
Depreciation of disposals during the year	53	54	99	-	-	**206**
Depreciation and writedowns for the year	(164)	(563)	(93)	-	(3)	**(823)**
Transferred (to) from other items	1	-	(1)	-	-	-
Total	**(1,688)**	**(5,067)**	**(637)**	-	**(31)**	**(7,423)**
Balance at 30 April 2004	**2,548**	**4,891**	**254**	**289**	**18**	**8,000**
Balance at 30 April 2003	2,608	4,908	267	373	21	8,177

PARENT COMPANY 30 April 2003	PARENT COMPANY **30 April 2004**	DKK million	GROUP 30 April 2003	GROUP **30 April 2004**
		Information on fixed assets:		
256	243	Pledges	262	246
590	592	Book value of pledged assets	590	601
-	-	Book value of properties outside Denmark	1,584	1,519
833	848	Danish properties at latest official valuation	871	897
-	-	Contractual obligations	5	5
		The Group does not have any intercompany pledges		

PARENT COMPANY

14 Financial fixed assets

DKK million	Participating interests in subsidiary undertakings	Loans to subsidiary undertakings	Participating interests in associated undertakings	Other participating interests and investments	Other financial fixed assets
Cost at 1 May 2003	15,567	312	455	352	4
Additions due to new activities	42	-	-	-	-
Additions during the year	1,857	-	-	44	-
Disposals during the year	-	(312)	(454)	(292)	(3)
Total	**17,466**	**-**	**1**	**104**	**1**
Changes at 1 May 2003	682	-	(9)	-	-
Exchange adjustment	(301)	-	-	-	-
Profit for the year	748	-	7	-	-
Dividends paid and declared	(712)	-	(2)	-	-
Disposals during the year	-	-	14	-	-
Other	64	-	(3)	(14)	-
Total	**481**	**-**	**7**	**(14)**	**-**
Balance at 30 April 2004	**17,947**	**-**	**8**	**90**	**1**
Balance at 30 April 2003	16,249	312	446	352	4

The book value of participating interests in subsidiary undertakings includes goodwill of DKK 5,757 million (2002/03 DKK 6,112 million).

GROUP

14 Financial fixed assets

DKK million	Participating interests in associated undertakings	Other participating interests and investments	Other financial fixed assets
Cost at 1 May 2003	2,746	370	230
Exchange adjustment	-	-	-
Additions during the year	-	44	2
Disposals during the year	(454)	(292)	(216)
Total	**2,292**	**122**	**16**
Changes at 1 May 2003	(176)	(1)	-
Exchange adjustment	(126)	-	-
Profit for the year on common shares	65	-	-
Profit for the year on preferred shares	23	-	-
Amortisation of goodwill	(35)	-	-
Dividends paid and declared	(2)	-	-
Disposals during the year	14	-	-
Other	71	(13)	-
Total	**(166)**	**(14)**	**-**
Balance at 30 April 2004	**2,126**	**108**	**16**
Balance at 30 April 2003	2,570	369	230

14 ... financial fixed assets, continued

Participating interests in associated undertakings

	Currency	Share capital in currency ('000)	Danisco's share of profit	Danisco's share of share capital	Parent company book value	Group book value
		100%	DKK million	30 April 2004	DKK million	DKK million
Sejet Planteforædling I/S, Denmark	DKK	10,000	2	25%	8	8
SBU Sockernäringens Betodlings-Utveckling AB, Sweden	SEK	100	-	50%		-
Cerenes OY, Finland	EUR	9	1	25%		1
Voimavasu OY, Finland	EUR	336	-	50%		1
Total			**3***		**8**	**10**
Genencor International Inc., USA			45			2,116
Common shares	USD	61,275		41%		
Preferred shares	USD	178,844		50%		
Amcor Flexibles Europe A/S, Denmark	EUR		5	0%		
Total			**50**			**2,116**
Total			**53**		**8**	**2,126**

* In the profit and loss account the amount is included in Other operating income.

Danisco owns common shares and preferred shares in Genencor International Inc.

Common shares constitute 25 million (2002/03 25 million), corresponding to 41% (2002/03 43%) of Genencor's common stock.
The market value based on the share price at 30 April 2004 of USD 14.52 (2002/03 USD 11.10) was USD 363 million (2002/03 USD 278 million), corresponding to DKK 2,261 million (2002/03 DKK 1,851 million).

Danisco owns 50% of the issued preferred shares.
Danisco's share has a nominal value of USD 89 million (2002/03 USD 86 million), of which dividends receivable are USD 41 million (2002/03 USD 37 million).
Preferred shares including dividends receivable are recognised at nominal value DKK 557 million (2002/03 DKK 572 million).
Preferred shares carry a coupon of 7.5% and have no voting rights.

Group goodwill of USD 76 million (2002/03 USD 82 million), corresponding to DKK 475 million (2002/03 DKK 546 million), is included in the book value of DKK 2,116 million (2002/03 DKK 2,123 million).

PARENT COMPANY			GROUP	
30 April 2003	**30 April 2004**	DKK million	30 April 2003	**30 April 2004**

15 Pension assets and provision for pensions

Pension obligations of Danish companies are covered through insurance. Certain companies outside Denmark are also covered through insurance. Companies outside Denmark that are not or only partially covered through insurance (defined benefit plans) - primarily in the UK, Finland and Sweden - compute their uninsured pension obligations at the actuarial present value at the balance sheet date. Actuarial gains and losses are recognised in the profit and loss account according to the corridor method in accordance with IAS 19.

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
		Defined contribution plans:		
(61)	(65)	Costs for current financial year	(121)	(142)
(61)	**(65)**	**Total**	**(121)**	**(142)**
		Defined benefit plans:		
-	-	Costs for current financial year	(8)	(10)
-	-	Actuarial losses recognised	(7)	(13)
-	-	Interest payable	(45)	(43)
-	-	Expected return on plan assets	33	31
-	**-**	**Total**	**(27)**	**(35)**
		Provisions for the Group's obligations to pension plans are as follows:		
-	-	Present value of pension obligations	827	905
-	-	Unrecognised actuarial losses	(138)	(141)
-	-	Fair value of plan assets	(503)	(564)
-	**-**	**Total**	**186**	**200**
		Movements in the net provision for pension were as follows:		
-	-	Provision for pensions at 1 May	170	186
-	-	Exchange adjustment of opening value etc.	7	(1)
-	-	Other adjustments	-	(4)
-	-	Additions concerning new activities	2	-
-	-	Amount charged during the period	27	35
-	-	Contributions during the period	(20)	(16)
-	**-**	**Provision for pensions at 30 April**	**186**	**200**
		The provision for pensions is stated in the balance sheet as follows:		
-	-	Pension assets	42	37
-	-	Provision for pensions	228	237
-	**-**	**Total**	**186**	**200**

Defined benefit plans in the UK are managed by external pension funds, and contributions paid by Danisco are invested to offset pension obligations. Unrecognised actuarial loss is DKK 132 million (2002/03 DKK 123 million). The amount is calculated as the actuarial present value of the pension obligations DKK 503 million (2002/03 DKK 447 million) less fair value of plan assets DKK 408 million (2002/03 DKK 366 million) and correction for balance sheet items DKK 37 million (2002/03 DKK 42 million). Actuarial losses exceeding the 10% corridor as defined in IAS 19 are recognised over the remaining working years of the staff. The computation is based on an interest rate of 5.8% p.a. (2002/03 5.4%) and a salary increase of 4.0% p.a. (2002/03 3.9%).

Defined benefit plans in Finland concern the coverage of any differences arising between two major Finnish indices (Tel index and Sampo index). The plan is managed by an independent pension fund. The actuarial present value of the obligations has been computed at DKK 169 million (2002/03 DKK 156 million) and plan assets at DKK 156 million (2002/03 DKK 137 million). DKK 4 million (2002/03 DKK 4 million) has been set aside in the balance sheet. The non-recognised actuarial losses of DKK 9 million (2002/03 DKK 15 million) are within the 10% corridor as defined in IAS 19. The computation is based on an interest rate of 5.3% p.a. (2002/03 5.5%).

Defined benefit plans in Sweden are not covered by deposits paid to pension funds. The actuarial present value of the pension obligations is stated in the consolidated balance sheet at 30 April 2004 at DKK 216 million (2002/03 DKK 214 million). The computation is based on an interest rate of 3.6% p.a. (2002/03 5.0%), a salary increase of 3.0% p.a. (2002/03 3.0%) and a similar pension increase.

PARENT COMPANY 30 April 2003	30 April 2004	DKK million	GROUP 30 April 2003	30 April 2004

16 Deferred tax assets and tax liabilities

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
681	681	Deferred tax at 1 May	964	1,156
-	2	Adjustment to deferred tax at 1 May	11	(2)
-	(28)	Tax concerning acquired/sold undertakings and other adjustments	62	(28)
-	1	Change in deferred tax	119	95
681	**656**	**Deferred tax, net at 30 April**	**1,156**	**1,221**

Specification of deferred tax at 30 April 2004	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Intangible fixed assets	13	114	101
Tangible fixed assets	36	906	870
Financial fixed assets	-	36	36
Current assets	25	38	13
Amounts falling due within one year	47	110	63
Amounts falling due after more than one year	54	281	227
Tax losses carried forward, net	93	-	(93)
Non-capitalised tax assets regarding balance sheet items	(4)	-	4
Deferred tax assets and tax liabilities	264	1,485	1,221
Offset between legal entities and jurisdictions	(77)	(77)	-
Deferred tax at 30 April 2004	**187**	**1,408**	**1,221**
Deferred tax at 30 April 2003	250	1,406	1,156

The tax value of non-capitalised tax losses carried forward is DKK 75 million (2002/03 DKK 83 million). Around 60 % of this is expected to be either used or lost within the next five years.
A potential sale of shares in subsidiary undertakings is not expected to result in any considerable tax liability.

17 Stocks

Stocks in the Group of DKK 276 million (2002/03 260 million) are recorded at net realisable value. Due to local conditions, the Group has pledged stocks of a value of DKK 6 million (2002/03 DKK 31 million) as security for debt.

18 Trade debtors and amounts owed by subsidiary undertakings

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
438	528	Trade debtors	2,482	2,570

All debtor balances are expected to be paid within one year.

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
6,864	4,598	Amounts owed by subsidiary undertakings	.	.

Of the amounts owed by subsidiary undertakings, DKK 0 million (2002/03 DKK 312 million), will fall due after more than one year.

19 Minority interests

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
.	.	Minority interests at 1 May	296	247
.	.	Exchange adjustment of opening value	(1)	1
.	.	Additions due to new activities	-	7
.	.	Profit for the year	21	35
.	.	Other movements, including dividends	(69)	(2)
.	**.**	**Minority interests at 30 April**	**247**	**288**

PARENT COMPANY			GROUP	
30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004

20 Other provisions

Other provisions total		Acquisitions	Restructuring	Other	Other provisions total
308	**Other provisions at 1 May 2003**	91	84	305	**480**
-	Exchange adjustment of opening value, etc.	(2)	(1)	-	(3)
-	Additions due to new activities	-	-	-	-
31	Provisions for the year	-	7	38	45
(98)	Provisions utilised during the year etc.	(14)	(22)	(104)	(140)
241	**Other provisions at 30 April 2004**	**75**	**68**	**239**	**382**

The provisions for acquisitions are recognised to reflect closure and restructuring to be made in acquired companies. Of the amount provided, DKK 0 million relates to acquisitions made in 2003/04 (2002/03 DKK 22 million).

Provisions for restructuring relate mainly to dismantling etc. of sugar factories, which have been closed (Jordberga in Sweden and Gørlev in Denmark) and to restructuring of other activities.

Other provisions include mainly provisions associated with divestment of businesses. In addition, Other provisions include redundancy obligations, disputes and legal proceedings, etc.

21 Creditors

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
230	152	**Creditors falling due after 5 years at 30 April**	230	152

The fair value of creditors exceeds the book value (amortised cost) by DKK 49 million (2002/03 DKK 58 million).

22 Corporation tax

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
4	198	Corporation tax payable at 1 May	176	325
-	-	Additions due to new activities	(22)	-
5	(1)	Adjustment concerning previous years	(5)	-
125	-	Tax on changes in equity	140	-
82	74	Current tax on profit for the year	460	434
(18)	(176)	Tax paid during the year	(424)	(558)
198	**95**	**Corporation tax payable at 30 April**	**325**	**201**
		Corporation tax payable is stated in the balance sheet as follows:		
-	-	Other debtors	101	70
198	95	Corporation tax	426	271
198	**95**	**Corporation tax payable at 30 April**	**325**	**201**

23 Other debt

30 April 2003	30 April 2004	DKK million	30 April 2003	30 April 2004
230	246	Production and absorption levies owing for sugar	440	464
136	138	Amounts owing in respect of staff (wages, salaries, holiday pay, etc.)	338	378
62	33	VAT and other taxes owing	151	135
198	205	Other items	506	503
626	**622**	**Total**	**1,435**	**1,480**

PARENT COMPANY

24 Other reserves

DKK million	Translation reserve	Own shares	Hedging reserve	Other reserves	Total other reserves
Balance at 1 May 2002	576	(1,084)	48	10,574	10,114
Exchange rate adjustment of foreign subsidiary and associated undertakings	(1,394)				(1,394)
Currency hedging of net investments in associated undertakings	444				444
Tax on Currency hedging of net investments in associated undertakings				(133)	(133)
Repurchase of own shares		(864)			(864)
Reduction of share capital through cancellation of own shares		100			100
Hedging of future transactions, change			(46)		(46)
Profit for the year				1,113	1,113
Dividends paid				(314)	(314)
Dividends from subsidiary undertakings				503	503
Other movements in equity				151	151
Balance at 30 April 2003	(374)	(1,848)	2	11,894	9,674
Exchange rate adjustment of foreign subsidiary and associated undertakings	(301)				(301)
Currency hedging of net investments in associated undertakings	118				118
Tax on Currency hedging of net investments in associated undertakings				(35)	(35)
Repurchase of own shares		(356)			(356)
Reduction of share capital through cancellation of own shares		43			43
Hedging of future transactions, change			11		11
Profit for the year				486	486
Dividends paid				(311)	(311)
Dividends from subsidiary undertakings				712	712
Other movements in equity				108	108
Balance at 30 April 2004	**(557)**	**(2,161)**	**13**	**12,854**	**10,149**

GROUP

24 Other reserves

DKK million	Translation reserve	Own shares	Hedging reserve	Other reserves	Total other reserves
Balance at 1 May 2002	576	(1,084)	48	11,876	11,416
Exchange rate adjustment of foreign subsidiary and associated undertakings	(1,394)				(1,394)
Currency hedging of net investments in associated undertakings	444				444
Tax on Currency hedging of net investments in associated undertakings				(133)	(133)
Repurchase of own shares		(864)			(864)
Reduction of share capital through cancellation of own shares		100			100
Hedging of future transactions, change			(46)		(46)
Profit for the year				996	996
Dividends paid				(314)	(314)
Other movements in equity				151	151
Balance at 30 April 2003	(374)	(1,848)	2	12,576	10,356
Exchange rate adjustment of foreign subsidiary and associated undertakings	(301)				(301)
Currency hedging of net investments in associated undertakings	118				118
Tax on Currency hedging of net investments in associated undertakings				(35)	(35)
Repurchase of own shares		(356)			(356)
Reduction of share capital through cancellation of own shares		43			43
Hedging of future transactions, change			11		11
Profit for the year				997	997
Dividends paid				(311)	(311)
Other movements in equity				108	108
Balance at 30 April 2004	**(557)**	**(2,161)**	**13**	**13,335**	**10,630**

DKK million	GROUP 2002/03	GROUP 2003/04

25 Adjustments

	2002/03	2003/04
Depreciation, writedowns and amortisation for the year	1,321	1,302
Gain from sale of participating interests in Amcor Flexible Europe A/S	-	(50)
Profit/loss on disposal of tangible fixed assets	(21)	(16)
Income from associated undertakings	(25)	(53)
Income from other participating interests and investments	(13)	(17)
Other financial income	(258)	(211)
Other financial expenses	643	520
Other provisions	(129)	(20)
Expensed tax for the year	545	538
Non-financial prepayments and deferred income, etc.	(41)	27
Total	**2,022**	**2,020**

26 Purchase and sale of undertakings and activities

Purchase of undertakings and activities:

During the financial year 2003/04, the Group purchased 80% of the ingredients company Danisco Tianguan (Nanyang) Co., Ltd.

	2002/03	2003/04
Intangible fixed assets	(103)	(3)
Tangible fixed assets	(90)	(32)
Stocks	(74)	(3)
Debtors and prepayments	(247)	-
Cash and cash equivalents	(24)	-
Minority interests	-	7
Other provisions	25	-
Provisions for deferred tax	62	-
Financial liabilities	148	-
Non-interest-bearing debt	222	6
Corporation tax	(22)	-
Net assets	**(103)**	**(25)**
Goodwill on purchase of undertakings and activities	(391)	(17)
Adjustment of cash and cash equivalents	24	-
Cash purchase amount	**(470)**	**(42)**
Financial liabilities	(148)	-
Purchase amount total	**(618)**	**(42)**

27 Change in financial liabilities

	2002/03	2003/04
Interest-bearing debt at 1 May	(9,967)	(9,828)
Exchange adjustment of opening value, etc.	190	13
Currency hedging of net investments in associated undertakings	444	118
Financial net liabilities assumed on purchase of undertakings and activities	(117)	-
Other movements	2	(38)
Interest-bearing debt at 30 April	9,828	8,591
Total	**380**	**(1,144)**

28 Warrants and share options

Share-based payments

Danisco has three programmes for share-based payments. The programmes entitle the Executive Board and employees to buy or subscribe for a number of shares of DKK 20 each at a fixed price. The number of shares and exercise prices are shown in the table. The total number of shares to be subscribed or acquired under the programmes is 2.4 million corresponding to 4.7% of the share capital reduced by own shares. Options and warrants may be settled by cash (net settlement).

Share option programme established in 2000/01

The programme comprises the Executive Board and 99 managerial staff (2002/03 105) with redemption prices of DKK 262, DKK 275 and DKK 287. The prices are determined on the basis of the share price level on 1 May 2000 (DKK 250) and a premium increasing throughout the subsequent three-year period (5%, 10% and 15%). All options have been finally allotted and must be exercised no later than 1 May 2005. At 30 April, the programme comprised 762,500 shares.

Danisco has acquired own shares to cover the full obligation of the share option programme. The cost of the shares has been offset against equity.

The theoretical value of the option programme is estimated according to the Black-Scholes model at DKK 24 million (2002/03 DKK 15 million). This is under the assumption that all options are exercised at the latest possible point of time, that the interest rate is 2.2% (2002/03 2.7%), that volatility is 17.9% (2002/03 22.5%), that dividend on existing shares is DKK 6.50 per share until the expiry date (2002/03 DKK 6.00) and that the options are negotiable.

Provided that the share price at the time of exercise is the same as the price at the balance sheet date of DKK 294 (2002/03 DKK 243), the benefit of exercise will represent DKK 15 million (2002/03 DKK 0 million).

In the course of the year, 15,000 options were exercised (2002/03 0), with an expense of DKK 0.5 million (2002/03 DKK 0 million), which was taken to equity.

Warrant programme established in 2002/03

The programme was offered to all employees employed for at least one year at the time of the programme's establishment, with the exception of employees included in Danisco's share option programme. 6,114 (2002/03 6,672) employees participate in the programme. The subscription price is DKK 299, which was fixed as the share price on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The warrants are finally allotted on 5 September 2005 and must be exercised in the period 5 September 2005 to 4 September 2007. At 30 April, the programme comprised 1,094,911 shares.

The theoretical value of the option programme is estimated according to the Black-Scholes model at DKK 47 million (2002/03 DKK 30 million). This is under the assumption that all warrants are allotted, that they are exercised at the latest possible point of time, that the interest rate is 2.8% (2002/03 3.4%), that volatility is 20.2% (2002/03 22.5%), that dividend on existing shares is DKK 6.50 per share until the expiry date (2002/03 DKK 6.00) and that the warrants are negotiable.

Provided that the share price at the time of exercise is the same as the price at the balance sheet date of DKK 294 (2002/03 DKK 243), the benefit of exercise will represent DKK 0 million (2002/03 DKK 0 million).

Share option programme established in 2003/04

The programme includes the Executive Board and 95 managerial staff, with an exercise price of DKK 264, which has been fixed as the share price at the time of announcement of the 2002/03 annual results with a premium of 5%. The options are finally allotted on 1 May 2006 and must be exercised in the period 1 May 2006 to 1 May 2009. At 30 April, the programme comprised 500,000 shares.

Danisco has acquired own shares to cover the full obligation of the share option programme. The cost of the shares has been offset against equity.

The theoretical value of the option programme is estimated according to the Black-Scholes model at DKK 36 million. This is under the assumption that all options are exercised at the latest possible point of time, that the interest rate is 3.4%, that volatility is 20.3%, that dividend on existing shares is DKK 6.50 per share until the expiry date and that the options are negotiable.

Provided that the share price at the time of exercise is the same as the price at the balance sheet date of DKK 294, the benefit of exercise will represent DKK 15 million.

28 ... warrants and share options, continued

Number of shares of DKK 20

Established in the financial year	2000/01			2002/03	2003/04	Total
Exercise price	262	275	287	299	264	
Executive Board						
1 May 2003	74,000	74,000	74,000		-	222,000
Additions in the financial year	-	-	-		200,000	200,000
Disposals in the financial year	-	-	-		-	-
Exercised in the financial year	-	-	-		-	-
30 April 2004	74,000	74,000	74,000		200,000	422,000
Managerial staff						
1 May 2003	178,000	180,000	181,000		-	539,000
Additions in the financial year	-	-	-		300,000	300,000
Disposals in the financial year	(10,000)	(10,000)	(9,000)		-	(29,000)
Exercised in the financial year	(10,500)	(2,000)	(500)		-	(13,000)
30 April 2004	157,500	168,000	171,500		300,000	797,000
Other employees						
1 May 2003				1,159,725		1,159,725
Additions in the financial year				-		-
Disposals in the financial year				(88,500)		(88,500)
Exercised in the financial year				-		-
30 April 2004				1,071,225		1,071,225
Resigned employees						
1 May 2003	12,000	6,500	-	6,185		24,685
Additions in the financial year	10,000	10,000	7,000	17,501		44,501
Disposals in the financial year	-	-	-	-		-
Exercised in the financial year	(2,000)	-	-	-		(2,000)
30 April 2004	20,000	16,500	7,000	23,686		67,186
Total						
1 May 2003	264,000	260,500	255,000	1,165,910	-	1,945,410
Additions in the financial year	-	-	-	-	500,000	500,000
Disposals in the financial year	-	-	(2,000)	(70,999)	-	(72,999)
Exercised in the financial year	(12,500)	(2,000)	(500)	-	-	(15,000)
30 April 2004	**251,500**	**258,500**	**252,500**	**1,094,911**	**500,000**	2,357,411

Estimated value according to the Black-Scholes model *), DKK million

1 May 2003, or at later establishment	6	5	3	30	22	66
30 April 2004	10	8	6	47	36	107

*) For presumptions, see text section

Estimated value at the price of the balance-sheet date, DKK million

1 May 2003, DKK 243 or at later establishment	0	0	0	0	0	0
30 April 2004, DKK 294	8	5	2	0	15	30

PARENT COMPANY 30 April 2003	30 April 2004	DKK million	GROUP 30 April 2003	30 April 2004

29 Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase 1 May - 28 August 2003	1,363,250	27,265	2.56
Holding at the AGM	3,435,550	68,711	6.46
Reduction of share capital	(2,131,050)	(42,621)	(4.01)
Holding after share capital reduction	1,304,500	26,090	2.55
Purchase 29 August 2003 - 30 April 2004	80,000	1,600	0.16
Holding at 30 April 2004	**1,384,500**	**27,690**	**2.71**

On 28 August 2003, the share capital was reduced by a nominal value of DKK 42.6 million to a value of DKK 1,021 million through cancellation of own shares.

The market value of own shares at 30 April 2004 amounted to DKK 407 million (2002/03 DKK 504 million). The purchase amount of own shares this year was DKK 356 million (2002/03 DKK 864 million), which has been taken to equity.

The holding contains 1,262,500 own shares (2002/03 779,500) to hedge the Group's share option programmes.
The shares will be used for further development of the capital structure, for the financing or execution of acquisitions, for sale, for other types of transfers or for cancellation.

30 Contingent assets and contingent liabilities

Parent 30 April 2003	Parent 30 April 2004	DKK million	Group 30 April 2003	Group 30 April 2004
		Guarantees and other financial commitments:		
291	303	Guarantees and other financial commitments at 30 April	445	591
-	-	Intercompany guarantees and other financial commitments at 30 April	-	-
291	**303**	**Total**	**445**	**591**
		Contractual liabilities:		
-	2	Operating lease and rental payments due within one year	32	37
-	4	Operating lease and rental payments due within two to five years	56	62
-	-	Operating lease and rental payments due after five years	24	27
-	**6**	**Total**	**112**	**126**

Legal proceedings pending:
Certain claims have been raised against the Group. In the opinion of the management, the outcome of these proceedings will not have any material effect on the financial position of the Group.

31 Government grants

During the year ended, the Group received government grants for research and development of DKK 5 million (2002/03 DKK 2 million) and DKK 5 million (2002/03 DKK 4 million) for other purposes.

32 Currency hedging of net investments in subsidiaries and associated undertakings outside Denmark

	30 April 2003			30 April 2004		
DKK million	Net investments	Hedged	Not hedged	Net investments	Hedged	Not hedged
EUR	9,403		9,403	9,378		9,378
USD	3,707	1,814	1,893	3,773	1,881	1,892
SEK	1,993		1,993	2,030		2,030
GBP	1,191		1,191	1,390		1,390
MXN	463		463	426		426
LTL	375		375	392		392
Other	1,220		1,220	1,294		1,294
Total	**18,352**	**1,814**	**16,538**	**18,683**	**1,881**	**16,802**

Net investments in foreign subsidiaries and associated undertakings are solely currency hedged on a selective basis. Investments in subsidiary undertakings are considered to be long-term, and it is assessed that hedging will not add value in the long term. At the balance sheet date, investments in associated undertakings in USD were hedged due to, for instance, the size and nature of the investment.

Hedging is conducted by loan-taking or by entering into forward exchange contracts in the same currency as the net investment to be hedged.

A net gain before tax of DKK 118 million (2002/03 DKK 444 million) from financial instruments contracted for the hedging of net investments in subsidiaries and associated undertakings outside Denmark were recognised in the item 'Exchange rate adjustment of foreign subsidiary and associated undertakings' in the column 'Translation reserve under Equity' in the financial year.
Tax on the hedging gain is DKK 35 million (2002/03 DKK 133 million), which has also been recognised in equity.

33 Financial instruments

	30 April 2003		30 April 2004	
DKK million	Settlement value	Market value	Settlement value	Market value
DKK	(5,772)	(5,760)	(4,047)	(3,561)
EUR	5,892	5,883	4,462	3,976
USD	544	542	(91)	(92)
JPY	(326)	(326)	(467)	(467)
SEK	231	226	296	292
GBP	(166)	(166)	151	150
Other	(400)	(398)	(286)	(284)
Total	**3**	**1**	**18**	**14**

The Group uses forward contracts for managing interest rate and exchange risks. The net market value was DKK 14 million (2002/03 DKK 1 million) and the average remaining term to maturity was 2.5 months (2002/03 1.5 months).

A net gain of DKK 11 million (2002/03 DKK 2 million), regarding forward exchange contracts related to hedging future commercial transactions has been deferred and will be booked against the hedged items on transaction day.

34 Transactions with related parties

The associated undertaking Genencor International Inc., 925 Page Mill Road, Palo Alto, California 94304, USA, including that undertaking's subsidiaries are considered as related parties.

The members of the Board of Directors and the Executive Board of Danisco A/S are also considered as related parties.

In 2003/04 Danisco bought products from Genencor for DKK 77 million (2002/03 DKK 103 million). Since 2000, Danisco has had a strategic alliance with Genencor about development projects in the area of biotechnology. The alliance provides for an investment of up to USD 20 million within the next few years. Fees payable to Genencor in relation to the alliance were DKK 8 million (2002/03 DKK 9 million) in the financial year.

There were no transactions in the financial year with members of the Board of Directors and the Executive Board of Danisco A/S. Management remuneration is disclosed in notes 2 and 28.

Undertaking[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Ingredients and Sweeteners				
A/S Syntetic	Denmark	DKK	37,400	100
Danisco Argentina S.A.	Argentina	ARS	34	100
Danisco Australia Pty. Ltd.	Australia	AUD	21,000	100
Danisco Cultor Austria GmbH	Austria	EUR	36	100
Danisco Sweeteners GmbH	Austria	EUR	12,058	100
Danisco Belgium S.A.	Belgium	EUR	1,240	100
Danisco Cultor Belgium B.V.B.A	Belgium	EUR	20	100
Eurotec SPRL	Belgium	EUR	19	100
Danisco Brasil Ltda.	Brazil	BRL	15,721	100
Danisco Canada Inc.	Canada	CAD	100	100
Danisco Chile S.A.	Chile	CLP	6,973,969	100
Danisco (China) Co. Ltd.	China	CNY	203,790	100
Danisco Ingredients (Shanghai) Co. Ltd.	China	CNY	1,655	100
Danisco TianGuan (Nanyang) Co., Ltd.	China	CNY	45,080	80
Danisco Colombia Ltda.	Colombia	COP	66,568	100
Danisco Czech Republic, a.s.	Czech Rep.	CZK	175,000	100
Danisco Sweeteners Oy	Finland	EUR	10,000	100
Finnfeeds Finland Oy	Finland	EUR	1,346	100
Finnfeeds Oy	Finland	EUR	9	100
Danisco Grasse S.A.S.	France	EUR	6,100	100
Danisco Ingredients France S.A.R.L.	France	EUR	3,700	100
Danisco Landerneau S.A.S.	France	EUR	808	100
Danisco Seillans S.A.S.	France	EUR	3,160	100
Danisco Sweeteners (France) S.A.	France	EUR	10,766	100
Danisco Niebüll GmbH	Germany	EUR	5,000	100
Danisco Ingredients (India) Pvt. Ltd.	India	INR	240,579	100
Danisco Cultor Italia S.p.A.	Italy	EUR	110	100
Danisco Japan Ltd.	Japan	JPY	500,000	100
Perlarom Investissements SA	Luxembourg	EUR	6,200	100
Danisco Malaysia Sdn. Bhd.	Malaysia	MYR	67,000	100
Danisco Mexicana S.A. de C.V.	Mexico	MXN	71,637	100
Cultor Holland B.V.	Netherlands	EUR	20	100
Danisco B.V.	Netherlands	EUR	20	100
Danisco Flavour Creation Centr B.V.	Netherlands	EUR	136	100
Danisco Holland B.V.	Netherlands	EUR	20	100
Danisco New Zealand Ltd.	New Zealand	NZD	12,500	100
Danisco Cultor Norway AS	Norway	NOK	100	100
Danisco Poland Sp. z o.o.	Poland	PLN	200	100
Perlarom Polska Sp. z o.o.	Poland	PLN	50	100
ZAO Danisco	Russia	RUR	264	100
Danisco Singapore Pte. Ltd.	Singapore	SGD	1,000	100
Finnfeeds International Pte. Ltd.	Singapore	SGD	100	100
Danisco Cultor España, S.A.	Spain	EUR	357	100
Perlarom, S.A.	Spain	EUR	126	100
Danisco Cultor Sweden AB	Sweden	SEK	4,000	100
Danisco Sweden AB	Sweden	SEK	15,000	100
Danisco Cultor (Switzerland) AG	Switzerland	CHF	600	100
Xyrofin AG	Switzerland	CHF	500	100
Broadland Foods Ltd.	UK	GBP	417	100
Danisco (UK) Ltd.	UK	GBP	151	100
Danisco Beaminster Ltd.	UK	GBP	2,129	100
Danisco Holdings (UK) Ltd.*	UK	GBP	5,897	100
Danisco Sweeteners (UK) Ltd.	UK	GBP	1	100
Finnfeeds International Ltd.	UK	GBP	11	100
Major International Ltd.	UK	GBP	25	50
Danisco USA, Inc.	USA	USD	55,843	100
Finnsugar Bioproducts Inc.	USA	USD	5,201	100

Undertaking[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Sugar				
Danisco Sugar Oy	Finland	EUR	15,000	100
Sucros Oy	Finland	EUR	58,866	80
Suomen Sokeri Oy	Finland	EUR	38,683	80
Danisco Sugar GmbH	Germany	EUR	7,670	100
Danisco Sugar hf	Iceland	ISK	400	100
AB Kedainiai Cukrus	Lithuania	LTL	67,068	74
AB Paneveys	Lithuania	LTL	24,772	68
Danisco Sugar UAB	Lithuania	LTL	10	100
Danisco Sugar Ingolf Wessenberg & Co. AS	Norway	NOK	100	50
Danisco Holding Sverige AB	Sweden	SEK	100,000	100
Danisco Sugar AB	Sweden	SEK	400,000	100
SSA Tryck AB	Sweden	SEK	1,000	100
Seed				
Maribo Seed international ApS.	Denmark	DKK	125	100
Danisco Seed Austria GmbH.	Austria	EUR	774	100
Danisco Semences S.A.R.L.	France	EUR	448	100
Danisco Seed GmbH	Germany	EUR	520	100
Danisco Seed Italia S.p.A.	Italy	EUR	103	100
Danisco Seed Poland Sp.z.o.o	Poland	PLN	50	100
Danisco Seed Romania S.R.L.	Romania	ROL	90,000	100
Danisco Semillas S.A.	Spain	EUR	120	100
Danisco Seed UK Ltd.	UK	GBP	40	100

Undertaking[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Holding companies etc.				
A/S PSE 38 NR. 2024	Denmark	DKK	2,500	100
Cometra A/S	Denmark	DKK	15,000	100
Danisco Foods A/S	Denmark	DKK	10,000	100
Taffel Foods Ejendomsselskab A/S	Denmark	DKK	14,000	100
Ydernæs 1 A/S	Denmark	DKK	600	100
Danisco Finland Oy*	Finland	EUR	39,500	100
Kiinteistö Oy Espoon Keilaranta 9 A	Finland	EUR	12,614	100
Danisco Holding France S.A.S.*	France	EUR	33,341	100
Danisco Beteiligungsgesellschaft mbH*	Germany	EUR	7,670	100
Danisco Foods GmbH	Germany	EUR	128	100
Danisco Foods B.V.	Netherlands	EUR	23	100
Danisco Holding Holland B.V.*	Netherlands	EUR	22	100

1) Undertakings with activities during the financial year – list of associated undertakings, see note 14.

2) Nominal share capital in 1,000 units

*) Holding company of a number of subsidiary undertakings.

BOARD OF DIRECTORS

Anders Knutsen, born 1947.
- MSc Economics and Business Administration.
- Chairman of the Board of Directors, 2002.
- Joined the Board of Directors in 1997, Deputy Chairman 1999-2002.
- Chairman of the Boards of Led Lumina A/S, LM Glasfiber Holding A/S, Copenhagen Business School and the Jøp, Ove & Myrthu Group.
- Deputy Chairman of the Boards of Fritz Hansen A/S and Topdanmark A/S.
- Director of Danish Investment Fund and Augustinus Fabrikker A/S.
- Chairman of The Danish Council for Trade and Industry.
- CEO and President of Bang & Olufsen A/S 1991-2001.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Matti Vuoria, born 1951.
- Master of Law.
- CEO, Varma Mutual Pension Insurance Company.
- Deputy Chairman of the Board of Directors, 2002.
- Joined the Board of Directors in 1999.
- Chairman of the Board of Solidium Oy, Finland.
- Director of Nokian Tyres Plc. and Sampo Plc.
- Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland.

Bo Berggren, born 1936.
- Dr. tech. h.c., Dr. law.h.c., Dr. phil. h.c.
- Joined the Board of Directors in 1993.
- Chairman of the Boards of J.D. Stenqvist AB and Stiftelsen Stora Kopparberget, Sweden.
- Director of Robert Bosch GmbH, Germany and other companies and institutions.
- Contact details: Stiftelsen Stora Kopparberget, SE-103 32 Stockholm, Sweden.

Per Gertsen, born 1950.
- Senior Shop Steward.
- Director elected by the employees.
- Joined the Board of Directors in 1997.
- Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark.

Lis Glibstrup, born 1948.
- MSc Chemical Engineering.
- Product Service Manager.
- Director elected by the employees.
- Joined the Board of Directors in 2002.
- Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK-8220 Brabrand, Denmark.

The members of the Board of Directors hold a total of 12,542 Danisco shares.

Peter Højland, born 1950.
- BSc in Economics and Business Administration.
- Managing Director of Transmedica Holding A/S.
- Joined the Board of Directors in 1998.
- Chairman of the Boards of Transmedica A/S, Amrop-Hever A/S, Bikuben Fondene and the Danish Centre for Management.
- Director of Danske Bank A/S, Nordicom A/S, Knud Wexøe A/S, Parken Sport & Entertainment A/S, Rambøll Danmark A/S and Lars Muusman A/S.
- Contact details: Transmedica A/S, Store Kongensgade 62, P.O. Box 9059, DK-1022 Copenhagen K, Denmark.

Heimo Karinen, born 1939.
- MSc Chemical Engineering, Bergsråd.
- Joined the Board of Directors in 1999.
- Chairman of the Board of Outokumpu Oyj, Finland.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Jon Krabbe, born 1936.
- Agricultural education.
- Landowner, Chamberlain.
- Managing Director of Det Classenske Fideicommis.
- Joined the Board of Directors in 1979.
- Chairman of the Board of Grønt Center.
- President of Det Kgl. Danske Landhusholdningsselskab.
- Contact details: Frederiksdal, DK-4912 Harpelunde, Denmark.

Bent Willy Larsen, born 1944.
- Engineer.
- Director elected by the employees.
- Joined the Board of Directors in 2002.
- Chairman of The Salaried Staff Association, Danisco Sugar.
- Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark.

Børge A. Pedersen, born 1941.
- Senior Shop Steward.
- Director elected by the employees.
- Joined the Board of Directors in 1974.
- Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark.

Jørgen Tandrup, born 1947.
- MSc Economics and Business Administration.
- Managing Director, Skandinavisk Tobakskompagni A/S.
- Joined the Board of Directors in 2002.
- Chairman of the Boards of Dagrofa a/s, House of Prince A/S, Nordisk Tobaks Kompagni A/S, Orlik Tobacco Company A/S, ST Cigar Group Holding B.V., Holland and J.L. Tiedemanns Tobaksfabrik AS, Norway.
- Deputy Chairman of the General Council of The Confederation of Danish Industries and Tivoli A/S.
- Director of DONG A/S.
- Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark.

EXECUTIVE BOARD



Alf Duch-Pedersen, born 1946
- BSc Engineering, Diploma in Commerce.
- CEO and Chairman of the Executive Board.
- Employed at Danisco in current position since 1997.
- Chairman of the Board of Directors of Danske Bank A/S.
- Deputy Chairman of the Board of Directors of Group 4 Falck A/S.
- Director of Danisco 1994-97.
- Member of Executive Committee of The Confederation of Danish Industries.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Søren Bjerre-Nielsen, born 1952.
- MSc Economics and Business Administration, State-Authorised Public Accountant.
- Executive Vice President responsible for Finance and IT.
- Employed at Danisco in current position since 1995.
- Director of Carlsberg A/S, Carlsberg Breweries A/S, VKR Holding A/S, VELUX A/S, Villum Kann Rasmussen Fonden, Danmarks Nationalbank and Genencor International, Inc.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Mogens Granborg, born 1947.
- MSc Chemical Engineering, PhD, B.Com.
- Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar.
- Employed at Danisco since 1988, in current position since 1989.
- Chairman of the Boards of Monberg & Thorsen A/S, Dyrup A/S and DSB.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

Robert H. Mayer, born 1943.
- MSc Chemical Engineering, PhD.
- Executive Vice President responsible for Danisco Flavours, Danisco Cultures and Danisco Specialities.
- Employed at Danisco since 1981, in current position since 1999.
- Director of Genencor International, Inc.
- Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.

The members of the Executive Board hold a total of 7,999 Danisco shares.

The share option programme for the Executive Board comprises 422,000 shares and is detailed in note 28.

EXECUTIVE COMMITTEE

Alf Duch-Pedersen, Chairman

Søren Bjerre-Nielsen

Mogens Granborg

Robert H. Mayer

Leif Kjærgaard, born 1946.
- MSc Chemical Engineering, PhD.
- Senior Vice President responsible for Danisco Venture, Global Innovation and Global Operations.
- Employed at Danisco since 1979, in current position since 2002.

Tjerk de Ruiter, born 1959.
- Master of International Management.
- Senior Vice President Global Sales & Marketing.
- Employed at Danisco since 1999, in current position since 2004.

Torben Svejgård, born 1955.
- MSc Economics.
- Chief Operating Officer responsible for Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients.
- Employed at Danisco since 1991, in current position since 2004.

DEFINITIONS OF KEY FIGURES AND FINANCIAL RATIOS

Key figure / ratio		Numerator	Denominator
Operating margin (EBITDA)	=	Operating profit before special items, depreciation and amortisation (EBITDA) x 100	Net sales
Operating margin (EBITA)	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100	Net sales
Return on average invested capital (ROAIC)	=	Operating profit x 100	Average invested capital
Return on average capital employed (ROACE)	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100	Average invested capital, accumulated amortised goodwill added
Return on average operating net assets (ROAONA)	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100	Average invested capital excluding goodwill
Return on average equity	=	Danisco's share of profit on ordinary activities x 100	Average equity
Solvency ratio	=	Equity x 100	Assets
Basic earnings per share (EPS)	=	Danisco's share of profit on ordinary activities	Average number of shares *
Diluted earnings per share (DEPS)**	=	Danisco's share of profit on ordinary activities	Diluted average number of shares *
Diluted earnings per share, amortisation of goodwill added (DEPSAA)**	=	Danisco's share of profit on ordinary activities, amortisation of goodwill added	Diluted average number of shares *
Diluted cash flow per share**	=	Cash flow from operating activities	Diluted average number of shares *
Diluted net asset value per share**	=	Equity	Diluted number of shares at year-end *
Diluted market price/net asset value**	=	Diluted market value	Equity
Price/earnings	=	Market price per share	Basic earnings per share (EPS)
Pay-out ratio	=	Dividend x 100	Danisco's share of profit on ordinary activities
Invested capital	=	Working capital, intangible fixed assets, tangible fixed assets, other provisions and participating interests in associated undertakings whose results are included in operating profit.	

EPS	= Basic earnings per share
DEPS	= Diluted earnings per share
DEPSAA	= Diluted earnings per share, amortisation of goodwill added
ROAIC	= Return on average invested capital
ROACE	= Return on average capital employed
ROAONA	= Return on average operative net assets

* Excluding own shares

** The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

DANISCO'S DIVISIONS

Danisco Emulsifiers

Danisco started producing emulsifiers in 1936 and is today the leading supplier to the food industry. Emulsifiers facilitate the mixture of oil and water and are for example used in low calorie foods.

www.danisco.com/emulsifiers

Danisco Functional Systems

Danisco has specialised in ingredient blends and is today the leading supplier in this area.
The trend is for food producers to buy blends instead of single ingredients.

www.danisco.com/functionalsystems

Danisco Textural Ingredients

With production facilities across the globe Danisco is one of the largest producers in this sector. Main raw materials are seaweed, citrus and leguminous fruits, and the finished products are for example used in marmalade and icecream.

www.danisco.com/ingredients

Danisco Flavours

Organic growth and acquisitions have made Danisco number eight on the list of the world's largest flavour houses. Vanilla is one of the most important flavours in Danisco's product range.

www.danisco.com/flavours

Danisco Cultures

Danisco produces, develops and markets starter cultures, probiotic cultures and media for the cheese, fresh dairy and health markets. With many dominant positions, Danisco Cultures is a main supplier to the dairy, cheese and health markets.

www.danisco.com/ingredients

Danisco Specialities

Enzymes, antioxidants and antimicrobial organisms are among Danisco Specialities' products. Danisco is also a major supplier of bakery enzymes.

www.danisco.com/ingredients

Danisco Sweeteners

Danisco is the world's leading supplier of xylitol and also produces a range of other sweeteners.

www.danisco.com/sweeteners

Danisco Animal Nutrition

Starting in the 1980's, Danisco was among the pioneers in the business and is a significant supplier of enzymes to chicken and pig feed.

www.danisco.com/animalnutrition

Danisco Sugar

Danisco is one of the most efficient sugar producers in Europe with production facilities in Denmark, Finland, Germany, Lithuania and Sweden.

www.daniscosugar.com

CONTACT DANISCO

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: + 45 3266 2000
Fax: + 45 3266 2175
www.danisco.com
info@danisco.com

Communications
Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/press
info@danisco.com

Human Resources
www.danisco.com/people
corporatehr@danisco.com

Sustainability
www.danisco.com/sustainability
sustainability@danisco.com

Design, production and print: Datagraf AS

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: + 45 3266 2000
Fax: + 45 3266 2175
www.danisco.com
info@danisco.com

2

danisco.com

home products about us sustainability people press investor contact

search:

news finance shareholders info share price analysts presentations calendar corporate overview contact

facts shareholders insider register dividend articles new investors


DANISCO
First you add knowle

Insider register

Danish authorities (the Danish Folketing and the Danish Financial Supervisory Authority) have decided to increase transparency in the Danish stock market with respect to insider trading. In order to do so, listed companies are obliged to make public a list of shareholdings and major transactions of the employees deemed to have access to inside information and their related persons.

Insiders at Danisco are defined as the members of the Board of Directors and the Executive Board, and other employees and persons, who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises approximately 150 individuals. The reported trading of this group also includes trading in Danisco shares by beneficiary owners.

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to publish reported trading in Danisco shares by insiders and related persons when the net trading value of transactions by the said persons as a group exceeds DKK 50,000. Furthermore, Danisco is required to publish a quarterly update of insiders' and related persons' holdings of Danisco shares.

Below is a list of the latest and expected future notices to the Copenhagen Stock Exchange regarding insider holdings and trading:

Past announcements	Release date
Quarterly statement of shareholdings	19 July 2004
Quarterly statement of shareholdings	19 April 2004
Quarterly statement of shareholdings	14 January 2004
Statement of shareholdings	7 January 2004
Statement of shareholdings	6 January 2004
Quarterly statement of shareholdings	21 October 2003
Statement of shareholdings	30 September 2003
Quarterly statement of shareholdings	16 July 2003
Quarterly statement of shareholdings	16 April 2003
Statement of shareholding	21 March 2003
Quarterly statement of shareholdings	17 January 2003
Initial statement of shareholdings	29 November 2002

Expected future announcements	Release date
Quarterly statement of shareholdings	18 October 2004

Related links

Business areas
Danisco is one of the world' producers of food ingredien complete product portfolio, i wide range of ingredients m natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev release major news. Regist mailing list.
subscribe mailing list



Employee shares

Over the past 12 years, Danisco has issued employee shares on three occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued remains in force, the shares being scheduled for release in January 2003.

	Issued	No. of shares	Release
▫	November 1990	146,075 shares	January 1996
▫	November 1994	204,409 shares	January 2000
▫	April 1997	343,556 shares	January 2003

back top print

3

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

19 July 2004

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	4,876,920
Executive Board	7,999	2,479,690
Other insiders	24,573	7,617,630
All insiders and their connected persons	48,304	14,974,240

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 175 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 18 October 2004, upon expiry of the four-week trading period following Danisco's announcement of results on 16 September 2004.

Yours faithfully,

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 3266 2928, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com


DANISCO
First you add knowledge...

Sustainability Guidelines for Suppliers




RECEIVED
2004 AUG 10 P 12: 04



DANISCO

First you add knowledge...

Danisco's sustainability vision

Danisco's vision is to be the leading supplier of food ingredients to the global food industry. Our vision of sustainability management is to promote value creation by integrating sustainability into every element of our business practices, including strengthening the cooperation with our suppliers. Our approach to sustainability has been based on building this commitment around the following focus areas: Safety, Health, Environment, and Quality (SHEQ), product safety, environmental ethics, business integrity and social issues.

As a company in the food industry Danisco represents a link in the value chain from raw materials to finished products. But we cannot consider ourselves as an isolated link – we need to have insight into the sustainability impact seen throughout the chain, from farm to table.

We cannot fulfil our goals without our suppliers' help and cooperation. Therefore, we strive to develop relationships with suppliers that share similar values and conduct business in an ethical manner.

As part of our ongoing effort to develop and strengthen our relationships with suppliers, we are introducing this supplier guideline, which serves as a framework for our business relationships.

Additional information about Danisco's approach to sustainability can be obtained at www.danisco.com.

	SHEQ	Product safety	Environmental ethics	Social issues and Business integrity
Issues	Safety, Health, Environmental and Quality Management, Value Chain Management, Continuous improvement.	Safety assessments, Traceability / Value Chain Management	Utilisation of modern biotechnology / GMO traceability Animal trials / Alternative experimental models	Human rights, Employee rights, Community rights / involvement, International society, Security, Advocacy, Business ethics, Compliance, Cultural and political sensitivity, Business partners



1. SHEQ

Environmental, health & safety laws
Danisco complies with the applicable requirements set out in the legislation and other regulations in the countries where we operate; in cases when Danisco's standards exceed the legal requirements, these standards will be followed.

As a minimum, we expect that our suppliers comply with applicable laws and regulations in the countries in which they operate.

Continuous improvement and pollution prevention
Danisco encourages continuous improvement, responsible use of raw materials and natural resources, and operations designed to reduce activities that have a harmful impact on the environment. We would like to inspire our suppliers in working for continuous improvement within this area and pollution prevention as well.

Management systems
We have committed ourselves to implementing documented management systems (quality, environment, health & safety) at all our major manufacturing facilities before the end of 2005.

We would like to encourage our suppliers to implement management systems as well, based on international standards equivalent to ISO 9001, ISO 14001 and OHSAS 18001. We believe documented management systems are the main tools to improve a company's performance in the areas of safety, health, environment and quality.



2. Product safety

Traceability, recall and crisis management
Product safety is a very important area for Danisco, as are its elements: risk assessments, traceability, product recall and crisis management. .

We require that our suppliers have highly documented product safety levels and necessary procedures in place.



3. Environmental ethics

Animal trials

To ensure that our products are safe for people, animals and the environment, we conduct animal trials to meet regulatory requirements. Trials follow internationally accepted guidelines, wherever available, and we use the minimum number of animals commensurate with good science.

If our suppliers carry out animal trials, we expect that this is done in approved animal trial facilities and that they use the smallest number of animals and take the necessary precautions to minimise any distress.



GMO issues

We face a number of challenges with respect to the issue of genetic modification and the need to find the appropriate balance between raw material supply, customer and retailer requirements, public concerns, and regulatory compliance. Danisco's approach is to be transparent with our customers and offer them the choices they need to adhere to their policies on the use of modern biotechnology.

To be able to provide our customers with the information they need, it is vital for us to have an open and transparent dialogue with our suppliers. Suppliers must be prepared to provide Danisco with information about the presence of GMOs in raw materials.

We require that our suppliers have full traceability in their production of all materials originating from non-GMO sources.

4. Social issues and business integrity

We support and wish to comply with internationally acknowledged human rights, and want to be recognised as a company of high ethical standing. In 2001, Danisco published a corporate social policy containing eleven statements.

We intend to build our business with business partners who have ethical standards that are consistent with our own.

Policy or guidelines

We encourage our suppliers to develop and implement social policies, or guidelines, which include subjects such as child labour, forced labour, anti-harassment and equal opportunities.

Our approved suppliers must comply with the International Labour Organisation's (ILO) convention.

In particular, attention is given to:

Equal opportunities
We are against discrimination and harassment, regardless of whether it is based on ethnic or national origin, religion, sex, sexual orientation, age, or political affiliation.
We also expect that our suppliers follow this, or a similar, code of conduct.

Freedom of association
We respect the right of our employees to form and join trade unions and to negotiate collectively.
We expect that our suppliers do the same.

Abolition of forced labour
We are against forced or compulsory labour and we are confident that our employees enter into employment with our company of their own free will.
We require that our suppliers do not use forced labour or other compulsory labour in any of their operations.

Elimination of child labour
We do not employ children and we do not support child labour. We acknowledge that it exists and realise that it cannot be eradicated by simply setting up rules or inspections, but by actively contributing to the improvement of children's social situation.

We expect that our suppliers work towards a no child-labour policy, and encourage them, instead, to employ children's parents at a rate which can secure the existence of the family and the education of the children.

5. General

Information
Suppliers must be prepared to provide Danisco with information about subjects mentioned in this guideline.

Audit
One of Danisco's future objectives is to ensure that sustainability is integrated into all relevant business processes, such as the supply chain. In order to gain a better understanding of the current status of Danisco's suppliers with regard to Sustainability, we will introduce supplier auditing, covering the whole sustainability area.

Suppliers must be prepared to be audited by Danisco.


DANISCO
First you add knowledge...



Danisco Headquarters, Copenhagen, Denmark

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tlf. +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

5

DANISCO's CORPORATE SOCIAL RESPONSIBILITY

Protection of human rights
We support and wish to comply with internationally acknowledged human rights.

Equal opportunities
We are against discrimination and harassment regardless of whether it is based on ethnic and national origin, religion, sex, sexual orientation, age or political affiliation.

Freedom of association
We respect the right of our employees to form and join trade unions and to negotiate collectively.

Abolition of forced labour
We are against forced or compulsory labour and we ensure that our employees enter into employment with our company of their own free will.

Elimination of child labour
We do not employ children and we do not support child labour.

Remuneration
Our remuneration rates meet or exceed legal or industry minimum standards and are sufficient to meet basic human needs.

Working hours
We comply with applicable laws and industry standards on working hours, including overtime.

Development
We want to develop our employees by bringing them new knowledge, new skills and new attitudes as it helps us improve our business. Continuous learning and development are natural parts of everyday life in our company.

Lay offs
In the event of major layoffs, we meet or exceed applicable laws and industry standards, and provide advice and guidance to our employees and actively support them in trying to find new jobs.

Business ethics
We want to be recognised as a company of high ethical standing. We therefore expect our employees to live up to high standards in business ethics and we support national and international efforts to establish and enforce such standards.

Supplies
Our suppliers are selected on a professional business basis, which also includes consideration of their environmental and social responsibility.

6

Danisco Position Paper on Modern Biotechnology

Danisco is committed to the principles of sustainable development. We see modern biotechnology as a source of sustainable technology alternatives to chemical processes, which creates new opportunities offering both economic and environmental benefits. Danisco utilises modern biotechnology where appropriate and beneficial to support this commitment. Through the use of modern biotechnology, we seek more efficient and sustainable manufacturing processes and more effective products, while taking account of the environmental impact of Danisco's operations throughout the value chain. Danisco believes that modern biotechnology can offer advantages including:

Increasing innovation.

- Enabling the development of novel products that are more specific and efficient, both in terms of the manufacturing process and their efficacy.

Environmental and economic benefits.

- Reductions in energy consumption and waste through fermentation biotechnology, and the use of renewable biological resources and fewer raw materials.
- Reduced burden on the environment through plant biotechnology.
- Specific novel products help reduce the amount of waste generated from industrial and agricultural operations, cutting environmental pollution.

Danisco is committed to the responsible and safe use of modern biotechnology, and all products resulting from this technology adhere strictly to all required safety and regulatory requirements.

All decisions related to the use of modern biotechnology will be made in accordance with the principles contained in this statement. Danisco's divisions will be responsible for taking their own decisions as to their use of modern biotechnology, in line with the needs of their customers. Danisco undertakes to maintain an open and transparent dialogue with all its stakeholders on the subject of modern biotechnology.

7.

Danisco Position Paper on Animal Trials

Based on Danisco's values, our aim is to integrate sustainability into everything we do. Being a high-performance nutrition company, Danisco has an obligation to produce high-quality, safe, and efficacious products for its customers. To ensure its products are safe for people, animals, and the environment, Danisco conducts animal trials to meet regulatory requirements worldwide as a minimum requirement level. Danisco also carries out basic research trials using animals to further its understanding of basic physiological processes and discover new products.

All the animal safety trials Danisco conducts are carried out in approved animal trial facilities that comply with national regulations for animal trials and animal protection, and are committed to the proper handling of research animals. Trials follow internationally accepted guidelines, wherever available, and use the minimum number of animals commensurate with good science.

Basic research studies with animals are conducted only in approved facilities. As these studies vary in type and nature, the minimum requirement level for Danisco is to carefully plan studies using the smallest number of animals and with all necessary precautions taken to minimise any distress. National guidelines for animal welfare are strictly adhered to wherever these studies are carried out.

Whenever possible, Danisco uses alternatives to animal testing and works proactively to promote and validate such alternatives and replace animal tests with non-animal (in-vitro) tests. As the requirements for the use of animal studies are often based on government regulations, Danisco actively discusses with the authorities to keep animal testing to a minimum while respecting our responsibility to provide safe products to the market.

8

Danisco Policy on Safety, Health, the Environment and Quality

Our approach to safety, Health the Environment and Quality is based on the principles of sustainable development, is legally and ethically sound, and meets the expectations of our customers and other stakeholders. This is supported by Danisco's commitment to the principles contained in the International Chamber of Commerce's (ICC) Business Charter on Sustainable Development.

In line with these principles, Danisco strives to encourage continuous improvement, a responsible use of raw materials and natural resources, and operations designed to prevent any of our activities having a harmful impact on the environment. This covers products and production processes, and extends from raw materials to packaging and product usage.

We see quality as one of our abilities to meet our customer's expectations, while also meeting those of other stakeholders. Our goal is to strengthen our competitiveness by anticipating and understanding the expectations of our customers and other stakeholders, and the value networks to which they belong.

Our personnel represent an important stakeholder group for Danisco. Ensuring the welfare of our people, their safety, and their job satisfaction is an integral part of all Danisco operations – worldwide. Our common goal is to maintain and promote a safe working environment, environmental protection, and quality by improving our know-how and skills through training and open dialogue.

We are committed to maintaining open and transparent dialogue with our stakeholders by reporting regularly on our performance in the areas of Safety, Health, the Environment and Quality. Danisco complies with the applicable requirements, set out in the respective legislation and other regulations in matters related to Safety, Health, the Environment and Quality; and in cases when Danisco's standards exceed the legal requirements these standards will be followed.

The management is committed to supporting the development of, and compliance with, safety, health, environment and quality management systems and programmes based on the Group's common objectives and business success goals.

9

DANISCO


Danisco Grindsted

Danisco A/S
Group information
Langebrogade 1
PO Box 17
1001 Copenhagen K
Tel: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
Central business register no: 11350356

Green accounts 2002/2003

DANISCO



Business name and address:
Danisco Grindsted
Tårnvej 25, 7200 Grindsted
Tel: 79 72 56 00, Fax: 79 72 57 03
Central business register no: 11350356
P-no: 1 003 073 542

Environmental supervisory authority:
Ribe County
Sorsigvej 35, 6760 Ribe
Tel: 79 88 60 00, Fax: 79 88 67 25

Energy and environmental parameters:
The factory consumes a large amount of energy and water. Waste water from production is cleaned at the internal waste water treatment plant. Cooling water is discharged directly into Grindsted River. The emission of volatile organic compounds (VOC) into the atmosphere has been considerably reduced over the past year. Waste is disposed of according to an agreement with Grindsted municipality.

Environmental approval:
The company is included in the Environmental Protection Act's list of companies, under list paragraph: *D I a. Companies that produce organic or inorganic products or semi-manufactured products, including enzymes using a chemical or biological process.* On 25 May 1999, the company received Ribe County's authorisation framework for the Grindsted site. On 31 July 2000 Ribe County approved the production of Natamax. On 17 December 2002 the company received renewed authorization for its production plant to carry out production using genetically modified micro-organisms.

Financial period:
The accounts cover the period from 1 May 2002 to 30 April 2003.

Danisco Grindsted, with its 701 employees, is the largest factory within the Danisco Group of companies. Danisco is amongst the world's leaders in research, development, production and sale of functional ingredients for the international food industry. The operational structure for the individual production areas at the Grindsted site varies from a day shift, a 3-shift operation to a 5-shift operation seven days a week.

Core activities

The factory produces a number of food product ingredients for the international food industry. The products include emulsifiers, stabilisers, flavourings, enzymes, antioxidants and Natamax. They are mainly produced from natural raw materials such as vegetable oils and animal fats. The factory also produces a small number of substances that are used in the pharmaceutical industry.

Environmental authority and environmental approval

The company is situated in Grindsted Municipality with Ribe County as the environmental supervisory authority. On 25 May 1999, Danisco Grindsted received an authorisation framework for the site from Ribe County. The authorisation framework includes terms for the discharge of waste water, emissions of substances into the atmosphere, noise pollution and the treatment of waste. On 30 June 2000 Ribe County granted the company separate environmental approval for the production of Natamax. On 17 December 2002 the company received renewed approval from the National Forest and Nature Agency for its production plant to carry out production using genetically modified micro-organisms (GMO) in accordance with § 8 of the environment and gene technology. The revised notice of risk in accordance with the new statutory regulations on risk of 1 February 2000 is implemented in conjunction with the involved authorities.

Green accounts for Danisco Grindsted - 2002/2003

	99/00	00/01	01/02	02/03	Standardized index *
PRODUCTS					
Finished goods, index	96	100 **	100 **	103	1.03
By-products(t)	7,224	7,585	7,218	6,496	0.88
RESOURCES					
Raw material consumption (index)	97	102	100	106	1.03
- natural raw materials and raw materials identical to natural ones	80	82	83	85	-
- industrial chemicals, solvents, acids/bases etc	18	16	15	14	-
- notifiable raw materials	2	2	2	1	-
Base ingredients (t)	1,287	1,316	1,367	1,200	0.86
Packaging consumption (t)	1,785	1,783	1,856	1,877	0.99
Wooden pallets (t)	2,083	2,139	2,206	2,160	0.95
Water consumption					
- municipal water (1000 m^3)	494	476	467	492	1.03
- borehole water (1000 m^3)	776	873	819	945	1.12
Energy consumption (1000 MWh)	213	204	210	204	0.95
Average number of employees, total	780	799	787	701	0.87
Average number of employees, paid hourly	534	545	534	485	0.89
WASTE WATER					
Waste water (1000 m^3)	206	206	200	200	0.97
BOD_5, oxygen consuming substances (t)	2.1	1.7	2.0	1.7	0.83
N, nitrogen (t)	2.3	1.9	1.7	1.7	0.97
P, phosphorous (t)	0.4	1.3	1.3	0.5	0.37
Cooling water (1000 m^3)	1,088	930	1,140	1,237	1.06
WASTE	14,838	14,535	17,808	18,187	1.00
Waste for external recycling (t)	5,292	3,217	5,522	7,199	1.27
Waste for incineration (t)	0.8	157	339	358	1.03
Waste for dumping (t)	1,502	3,362	3,400	2,178	0.62
Sludge for dumping (t) (wet)	2,327	2,383	1,977	1,874	0.92
Oil and chemical waste(t)	1,191	1,460	2,131	1,652	0.76
Cinders and fly ash (t) (wet)	4,525	3,956	4,439	4,926	1.08
ATMOSPHERIC EMISSIONS					
CO_2 (carbon dioxide) (t)	56,298	55,004	55,172	55,675	0.98
SO_2 (sulphur dioxide) (t)	211	202	200	197	0.96
NOx (nitric oxides) (t)	0.1	0.1	0.1	0.1	0.97
VOC (t)	62	40	18	18	0.97
Hydrogen chloride (t)	0.6	0.6	0.6	0.6	0.97
ACCIDENTS AT WORK					
Number of accidents, total	16	10	23	10	-
Number of accidents, hourly paid	16	10	23	10	-
Accident frequency, total	12.9	8.1	18.4	8.2	-
Accident frequency, hourly paid	19.2	12	27.2	12.8	-

* Index scores less than 1.00 shows a reduction compared to 2001/02.

** The quantity of finished goods has been adjusted for products sent to subsidiary companies for processing.

Environmental initiatives

General

Since 1989, the company has worked with cleaner technology primarily in order to reduce discharge of waste water. Initiatives for using cleaner technology have now been extended to include all consumption of resources, optimisation of energy and the sorting and disposal of waste. In March 2001 the company entered into a third energy agreement with the Danish Energy Agency. This agreement expired on 1 June 2003 and a renewal of the agreement is expected in autumn 2003. In autumn 2001, work on the introduction of a safety management system in the company was initiated. The index numbers have been standardised for the quantity of finished goods, and the base year is 2001/02. The green accounts have been presented to the works committee.

Finished goods and products

The production of finished goods has slightly increased compared to last year, whereas the amount of by-products has fallen as a result of an altered product composition. The greatest production is in emulsifying agents. Production is divided into the following product categories: Emulsifiers (base ingredients that cause the cohesion of water and fat), stabilising agents (thickening and gelling agents), flavourings (flavouring agents), enzymes (proteins that accelerate the desired processes), antioxidants (base ingredients that delay the process whereby fatty food products become rancid), pharmaceutical products (established medicines, e.g. against epilepsy) and Natamax (preservative agent that prevents growth of yeast/mould in foodstuffs). The quantity of finished goods has been adjusted since products produced for processing at subsidiary companies were inadvertently omitted from previous accounts. The quantity of finished goods has been indexed in the accounts for competitive reasons.

Consumption of raw materials, base ingredients and packaging

For competitive reasons the consumption of raw materials has been indexed.
Raw materials: Raw materials that are used for production are mainly natural or identical to natural substances. Examples of these are vegetable oils (primarily soya oil, rape seed oil and palm oil), animal fats (primarily lard and tallow), glycerine and firming agents that are produced from citrus fruits, seaweed plants or seeds of leguminous plants. In pharmaceutical production, several chemical compounds are used (industrial chemicals), for example mineral acids and bases, solvents and individual substances that the company has registered in respect of the Department of Environment's notice on risks no: 106.
Base ingredients: Mainly chemicals for the waste water treatment plant (ferric chloride and lime) as well as filter aids, anti-foaming agents etc for production.
The consumption of base ingredients has decreased mainly as a result of a decline in the use of filter aids.
Packaging: Sacks, barrels, tubs etc. for finished goods.

Energy and fuel

The factory, which has an internal combined power and heating station, is self-sufficient in steam and produces around 12 % of its own electricity consumption. The production of energy is reliant on coal. Natural gas is predominantly used directly in production. Production is rather energy intensive. The total consumption of energy is calculated on the basis of the recorded consumption of coal, natural gas and oil and includes the purchase of electricity.

Water

The consumption of municipal water has increased during the financial year as a result of increased consumption in the Pharma department and increased consumption for steam production. The consumption of borehole water for cooling has likewise increased. This is mainly due to the diverting of cooling systems from cooling tower water to borehole water.

Waste water

The factory runs its own biological waste water treatment plant. The discharge of purified waste water into Grindsted River is characterised, in particular, by the presence of carbon, phosphorous and nitrogen. During the financial year, there have been no violations of the terms of discharge from the waste water treatment plant. In the summer of 2002, Ribe County received complaints about smells coming from the waste water treatment plant. The unpleasant odours came about as a result of abnormal operating conditions combined with warm and windless summer weather. Discharge from the waste water treatment plant has generally decreased compared to the last financial year, but the changes, especially in respect of BOD, are within the variations that can be expected with biological purification. The decrease in the discharge of phosphorous is due to a change in production combination. Unpolluted cooling water and surface water from the factory is discharged directly into Grindsted River via the so-called "Blue system". During the financial year, there has been one single violation of the terms of discharge of BOD for the Blue system due to the failure of an automatic alarm function in connection with leakage of a cooling unit containing ethyleneglycol.

Atmospheric emissions

The discharge of carbon dioxide (CO_2), sulphur dioxide (SO_2) and nitric oxides (NOx) originates from the factory's production of steam and electricity. The discharge of volatile organic compounds (VOC) mainly originates from pharmaceutical production from where there also is discharge of hydrogen chloride. VOC-emissions are calculated on the basis of measurements of hourly emissions from the major emissions as well as the number of hours of operation. The VOC-emissions remain unchanged compared with last year. There is however a shift in the emissions since one emission has disappeared in connection with the closure of one production and new measurements of one emission has shown higher discharge than previously supposed. The calculation of VOC-emissions for previous financial years is not adjusted in accordance with the new measurements. **Dust:** Emissions of dust from production is estimated as being insignificant and for this reason it has not been included. Dust emissions from the coal-powered boiler is restricted by using an electrostatic filter and is considered to be of no importance.

Noise

Noise from the factory mostly originates from auxiliary systems such as cooling towers, circulation fans and transport. The action plan for reducing noise from the factory, agreed with Ribe County, was completed at the end of 2000, where the aim of a decrease in the region of up to 8 dB(A), near residential property was achieved. Work is being done to look into the possibilities of further noise reduction in these areas, as agreed in connection with the authorisation framework of 25 May 1999.

Waste

Most of the factory's waste comes from the production of enzymes, production of natamax, the waste water treatment plant (sludge) and the power and heating station (cinders) as well as used packaging. All waste from the factory is disposed of in an approved manner in accordance with recommendations laid down by Grindsted municipality, either for recycling, incineration, disposal or destruction by Kommunekemi A/S in Nyborg. The increase in the amount of waste for external recycling is due to full capacity operation of natamax production, from where ferment and biomass are sent to an external biogas plant. The decrease in the amount of waste destined for the refuse site is mainly due to a decline in the amount of waste from enzyme production. The reason why there is a decrease in the amount of oil and chemical waste is that, as opposed to the last financial year, large amounts of discarded products were not sent to Kommunekemi. The amount of cinders and fly ash is increased because fly ash is no longer re-fired into the boiler. Since July 2002 fly ash has instead been disposed of for external re-cycling. The amount of fly ash is still recorded with cinders and not under the category "Waste for external recycling".

Working environment

It is Danisco Grindsted's aim that the number of accidents at work should be reduced to 0. In 2002/03 a total of 10 accidents resulting in absence were recorded, which is thirteen less than in 2001/02. This is extremely satisfactory. The nature of the accidents has been less serious, and first aid intervention has been very effective. This has meant that staff have returned to work soon after their accident. The percentage of absentees due to accidents is the lowest in 24 years. Near miss incidents have been recorded and followed up in order to prevent these incidents to become accidents.

The immediate future – 2004

At Grindsted we are in the process of developing an environmental and work environmental management system combined with the quality control system in order to comply with Danisco's main goal: environmental and work environmental management systems at all Danisco sites before the end of 2005. The purpose of an environmental and work environmental management system is to ensure and document a continued improvement of the environment and work environment at Danisco Grindsted. Concurrently with the setting up of an environmental and work environmental management system, work is being done to revise the tool for conducting workplace assessment (APV) before a new work assessment (APV) review is set up in autumn 2003. In concern of energy, the energy agreement with the Danish Energy Agency will be renewed before the end of 2003. A condition for the renewal of the agreement is the setting up of an energy management system in accordance with the new standard DS2403. To improve the sludge treatment section of the waste water treatment plant, a gravity belt filter has been commissioned for preliminary de-watering of surplus sludge. The belt filter will work from autum 2003.



Environmentally correct handling of waste from the Natamax production at Danisco Grindsted

The production of Natamax at Grindsted was started up in autumn 2001 after having been previously produced by contract workers in the United States. Natamax is an antimicrobial agent, which is used for foodstuffs.



The production of natamax consists of two parts: Fermenting, where the active substance natamycin is produced on the basis of natural raw materials, and purification, where natamycin is purified and prepared for the market through a number of processes.

In July 2000 Ribe County approved the production of Natamax. In connection with the environmental approval all environmental conditions concerning the production were outlined and values for the discharge of wastewater were established.

Waste water from the fermenting unit consists exclusively of slightly polluted cleaning water, whereas waste water from the purification unit is generated in three places throughout the production process. This includes waste water from cleaning.

While planning Natamax production, the treatment of waste water was considered very carefully.

Normally waste water from Danisco Grindsted is treated at the company's internal waste water treatment plant. The waste water treatment plant is an active sludge plant and its main purpose is to rid waste water of organic substances.

It is also possible to rid waste water of small amounts of nitrogen by nitrification/denitrification.

The treated waste water from the waste water treatment plant is discharged directly from the waste water treatment plant into Grindsted River.

Therefore the possibilities of discharging the waste water from the natamax production to the internal waste water treatment plant was looked into.

The survey showed that the waste water treatment plant could process the waste water but it would consume a large amount of energy and result in an increase in the amount of sludge being produced and deposited on a monitored refuse site.

Danisco works continuously on reducing pollution caused by production. It was therefore important to look more closely at the individual waste water streams in order to reduce the environmental impact of the waste water streams.

A relatively high content of solvent was found in one of the waste water streams coming from the purification unit.

At Danisco Grindsted solvents are regenerated as much as possible and on the basis of experiences with regenerating solvents it became clear that the residual content of solvent in the waste water stream could be reduced considerably by optimising the planned regenerating process.

As the result, today more solvent than first planned is reused. The need to purchase solvent has fallen, and the discharge to the waste water treatment plant and the production of sludge is considerably less than expected.

Definitions of environmental terms

Because of the high contents of organic matter it appeared that two of the other waste water streams from the purification unit were suited to use in production of biogas.

Over the last few years Grindsted municipality has run a biogas plant, which in addition to separated household waste receives several waste water streams suitable for biogas from companies, amongst these Danisco.

It was therefore reasonable to look into the possibility of discharging the two waste water streams to Grindsted Municipality's biogas plant. Grindsted Municipality was very interested in the waste as there was spare capacity for the biogas plant and an agreement with the municipality was entered into.

Today two waste water streams are used for the production of biogas and thus green energy rather than using energy and producing sludge at the waste water treatment plant. Moreover sludge from the biogas plant is used for manure on farmland and thereby recycled rather than disposed of.

Careful consideration when planning the production of Natamax has meant that appropriate methods for treating unavoidable waste water streams was found before the production of Natamax began.

Waste for external recycling
Waste products that can be useful despite their low value, e.g. cardboard/plastic

Accident at work
An event in the workplace, either a mishap or an accident, resulting in at least one day's absence from work in addition to the day on which the incident occurs.

BOD/BOD_5/Biochemical Oxygen Demand
Target for the content of organic materials in waste water. Biological Oxygen Demand is an expression of the quantity of oxygen used in a five-day test to biologically degrade the organic material.

Hydrogen Chloride
Hydrogen chloride is formed by the combustion of organic solvents containing chlorine.

CO_2/carbon dioxide
Carbon dioxide is formed by the combustion of such things as coal, oil and natural gas.

Emission
Emission to the atmosphere, water or ground.

Energy consumption
The company's total consumption of electricity, coal, oil, etc. calculated in unit, 1 MWh = 1000 kWh.

Fly ash
Fine ash collected when dust particles are collected from gases in the burning coal.

N/Nitrogen
An important fertiliser that carries with it the risk of polluting the water environment.

NOx/nitric oxides
Nitric oxides are formed by the combustion of coal and natural gas.

Oil and chemical waste
Special waste that is removed for incineration or destruction, typically at Kommunekemi A/S, a service owned and operated by the local authorities.

P/Phosphorous
An important fertiliser that carries with it the risk of polluting the water environment.

SO_2/Sulphur dioxide
Sulphur dioxide is formed during volcanic activity and in the burning of coal and oil.

Accident frequency
The number of accidents at work per million working hours.

VOC/Organic compounds
VOC (Volatile Organic Compounds), an abbreviation for the organic solvents that are released into the atmosphere. VOC are almost synonymous with organic solvents which are discharged into the atmosphere.

10.

DANISCO


Danisco Haderslev

Danisco A/S
Group information
Langebrogade 1
PO Box 17
1001 Copenhagen K
Tel: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
Central business register no: 11350356

Green accounts 2002/2003

DANISCO



Business name and address:
Danisco Haderslev
Langkær 22, 6100 Haderslev
Tel: 79 72 56 00, Fax: 79 72 59 75
Central business register no: 11350356
P-no: 1 004 005 341

Environmental supervisory authority:
Haderslev District
Gåskærgade 26-28, 6100 Haderslev
Tel: 74 22 23 24, Fax: 74 53 39 34

Energy and environmental parameters:
The company consumes a moderate amount of water. All waste water is discharged into Haderslev District's waste water treatment plant. Energy supplies consist of electricity and natural gas.

Environmental approval:
The company is included in the Environmental Protection Act's list of companies requiring official approval under the new list paragraph: *D5b. Companies that produce colouring agents, additives or base ingredients, also for the food industry, with a total annual production capacity of 3,000 tons and over.* The company's environmental approval was given as a complete authorisation framework on 13 March 1997.

Authorisation:
The factory was granted authorisation to discharge waste water into Haderslev District's waste water system on 1 May 1997. This authorisation includes industrial and sanitary waste water and surface water.

Financial period:
The accounts cover the period from 1 May 2002 to 30 April 2003.

Danisco Haderslev (DHV) is a unit of Danisco A/S. Danisco is amongst the world's leaders in research, development, production and the sale of functional ingredients for the international food industry.

Production takes place in many countries and the factory in Haderslev with its 43 employees is amongst the smaller factories in Danisco. The operational structure for the individual production areas in the company varies from a day shift, to a 3-shift operation five days a week.

Core activities

The factory produces a number of base ingredients for the international food industry. The products include mixtures of emulsifiers and stabilisers. They are mainly produced from natural raw materials such as vegetable oils. The factory in Haderslev also mixes and packs semi-manufactured products from other Danisco factories – there is no actual production of emulsifiers or stabilisers in Haderslev.

Environmental authority and environmental approval

The factory is situated in Haderslev District, which is its environmental supervisory authority. The factory has a complete authorisation framework from 1997.

Green accounts for Danisco Haderslev - 2002/2003

	99/00	00/01	01/02	02/03	Standardised index **
PRODUCTS					
Finished goods (index)*	121	150	166	176	1.06
RESOURCES					
Raw material consumption (index)	121	140	155	166	1.07
Base ingredients(t)	22.4	64	19	24	1.26
Packaging consumption (t)	142.0	161.5	178	199	1.12
Wooden pallets(t)	284.0	318.9	379	390	1.03
Water consumption (m^3)	6,653	6,614	8,290	8,054	0.97
Energy consumption (MWh)	6,274	6,313	6,320	6,593	1.04
Average number of employees, total	43	43	42	42	1.00
Average number of employees, paid hourly	35	34	34	34	1.00
WASTE WATER					
Waste water (m^3)	6,653	6,614	8,290	4,094	0.49
BOD_5, oxygen consuming substances(t)	25	25	32	15.8	0.49
WASTE					
Waste, total (t)	236.9	331	469	371	0.79
- waste for external recycling (t)	4.3	3.0	139	134	0.96
Waste for incineration(t)	55.7	0	2.0	0	-
Waste for dumping(t)	176.0	328	327	237	0.72
Scrap metal (t)	0.9	0	1.0	0	-
Oil and chemical waste (t)	0	0	0	0	-
ATMOSPHERIC EMISSIONS					
CO_2 (carbon dioxide (t)	545	630	630	638	1.01
SO_2 (sulphur dioxide) (t)	0	0	0	0	-
ACCIDENTS AT WORK					
Number of accidents, total	0	1	1	0	-
Number of accidents, hourly paid	0	1	1	0	-
Accident frequency, total	0	15.8	13.8	0	-
Accident frequency, hourly paid	0	19.9	17.1	0	-

* Base year for index: 1998/1999

** Base year for standardised index: 2001/2002

[1)] Including products for the biogas plant.

Environmental initiatives

Management's review

These are DHV's fourth green accounts. The information selected for the green accounts give a good insight into the factory's environmental situation.
Danisco has an overall environmental policy, which can be read on the following link: *http://www.danisco.com*
In previous years initiatives have been launched in the following areas:
Waste: We have intensified our procedures for sorting waste, with the result that we now supply approximately 110 tons of our waste in the form of biogas fuel. Previously this waste went to the refuse dump. A lot of our work has involved the prevention of wastage. The reduction in wastage is in the region of 30 %.
Survey: In order to prepare for the environmental management initiative, a comprehensive survey of the factory's environmental impact has been drawn up. Employees have been involved in all project work. The green accounts have been presented to the staff. No one from outside has approached the factory and there have been no complaints about its operations. Compared to previous green accounts, water discharge has been considerably reduced. Measurements of steam emissions produced by water in the factory's condensation system have been recorded. Previously this amount was registered as waste water.

Finished goods and products

Production consists of various mixtures of emulsifying agents (base ingredients that cause the cohesion of water and fat) and stabilising agents (thickeners and gelling agents). Typically, finished goods are used in the ice-cream industry, around 95 % of the production is exported. The quantity of finished goods is indexed for competitive reasons.

Consumption of raw material, base ingredients and packaging

For competitive reasons, the consumption of raw materials has been indexed.
Raw materials: The most important raw materials in production are finished goods or semi-manufactured products from other Danisco factories. The raw materials for these products are mainly natural commodities such as vegetable oils (primarily soya oil, rape seed oil and palm oil), glycerine and firming agents which are produced from citrus fruits, seaweed plants or seeds of leguminous plants.
Base ingredients: The only essential base ingredient is nitrogen. Nitrogen is the main component in the air that we breathe (78 % of our atmosphere consists of nitrogen). In production nitrogen is used to counteract the rancidification of raw materials. Blowing pure nitrogen into the storage silos displaces the air covering the raw materials, which would otherwise have caused the contents to become rancid over a period of time.
Packaging: Sacks and big bags for finished goods. Packaging consists of both cardboard and plastic. All plastic packaging is PE and PP material which, when incinerated in an incinerating plant, is broken down to CO_2 and water. There is no PVC in the packaging. Plastic packaging is marked in such a way that it can be sorted and recycled.

Energy and fuel

The factory, which has its own power generator, is self-sufficient in steam. Steam production is based on natural gas. As a back-up for natural gas, it is possible to use light gas oil as fuel. The total consumption of energy is calculated on the basis of recorded consumption of natural gas and oil – and includes the purchase of electricity.

Water

Water is not used in production itself (mixing and packing), but only for cleaning. When calculating the quantity of water, we include water used for sanitation and cooling.

Waste water

The factory discharges all its waste water into Haderslev District's water treatment plant. The waste water consists of three main components: Water from production, sanitary water and cooling water. Water from production originates mainly from cleaning, i.e. the waste water contains the remains of ingredients from food products. The food product ingredients consist of easily convertible organic materials

[1] There is calculated to be 60 g BOD (biochemical oxygen consumption) per person/day, 365 days = 21.9 kg BOD per year.

which are broken down by bacteria in the waste water treatment plant. The organic quantity annually sent to the waste water treatment plant is approximately 16 tons. This is equivalent to the amount that is annually discharged from toilets/kitchen sinks in a village with a population of approximately 600 inhabitants.[1] At Haderslev waste water treatment plant, the waste water from Danisco Haderslev is mixed with waste water from Haderslev town. After purification, the waste water contains 5.2 mg BOD_5/litre (weight is an annual average). With a quantity of waste water of 4,093 m^3, it is equivalent to a discharged amount of BOD_5 from the factory after purification being reduced from 16 tons to 22 kg.

Atmospheric emissions

The discharge of carbon dioxide (CO_2) originates from the factory's production of steam for production and heating.

Dust: The emission of dust from production is estimated as being insignificant and for this reason it has not been included.

Noise

Noise from the factory mostly originates from cooling towers, circulation fans, air inlets and transport.

Waste

Waste mainly originates from raw material packaging, remains of packaging from finished goods and wastage from the production of foodstuff ingredients.

All waste is disposed of in accordance with the stipulations laid down, and in accordance with instructions from Haderslev District – either for recycling, incineration, disposal or destruction at the communal disposal site in Nyborg.

Working environment

It is Danisco's aim that the number of accidents at work should be reduced to 0. In the course of the year, the safety organisation and the factory management at Haderslev have focused their efforts on achieving the goal with the help of workplace assessments (APV) and internal safety audits (reviews on safety). During the period 2002/2003 DHV has had no accidents resulting in absence. In order to improve upon efforts monthly reviews on safety were implemented in individual departments last year. The aim is to focus on safety and make safety more of a live issue with employees by increasing staff involvement in planning and carrying out working environment and safety tasks.

Areas to focus on in 2003-2004

Part of the wastage is caused by the transport of powder by compressed air. In practise it has become apparent that it is very difficult to totally separate powder and air from each other. A small amount of the powder will escape through the factory's filter systems combined with compressed air.

Where the environment is concerned the plan is to introduce environmental management in line with the DS ISO 14001 standard. At a later date we will decide about whether we should apply for certification in line with the standard. Great efforts will be made to minimise and sort waste.

Where the working environment is concerned we are in the process of building and renovating changing rooms, a canteen and a laboratory. We will also endeavour to minimise lifting and run courses on lifting techniques.



Environmental management

Danisco's decisions and actions regarding safety, health, environment and quality is based on principals of sustainable development. It is legally and ethically correct and complies with the interests and expectation of our customers and other partners. It is supported by Danisco's obligations in the International Chamber of Commerce's (ICC) commercial document regarding sustainable development.

In accordance with these principals, Danisco endeavours to promote continued improvement and accountability with the use of raw materials, natural resources and processes so as to prevent its activities having a damaging impact on the environment. This applies to products and production processes, and ranges from raw materials to packaging and the use of our products.

For us quality is our ability to accommodate the interests of our customers and other interested parties. It is our goal to strengthen the ability to compete by anticipating and understanding the interests and expectations of our clients and other partners, including the reference groups which they belong to.

Employees represent an important group of partners at Danisco. Ensuring the well-being of our staff, their security and their job-satisfaction is an integral part of the Danisco group of companies the world over. It is therefore our common goal to retain and promote a safe work environment, environmental protection and quality by improving our expertise and skills through courses and open dialogue.

We undertake to retain an open and distinct dialogue with our partners by continually reporting our activities within the areas of safety, health, environment and quality. Danisco works in accordance with requirements laid down in respective legislation and other regulations on safety, health, environment and quality; in the cases where Danisco's norms go further than the legal requirements, these norms are adhered to.

Management undertakes to support the development of and the compliance with management systems and programmes within safety, health environment and quality based on Danisco's common objectives and commercial goals for success.

In the coming year, Danisco Haderslev will start structuring the environmental management system in accordance with the principals of the ISO 14001 standard.

- Preventative environmental initiative
- Saving of resources
- Reduction in quantities of waste costs
- Up-to-date in regard to legislation
- Good dialogue with authorities/neighbours/organisations
- More motivated staff (attracting staff)
- Better competitive power/image


DANISCO

Staff of the year, Mirsad Handanagic in action

Progression:

- Preliminary research
- Planning
- Environmental charting
- System structuring
- System review of management
- Implementation

The system then ensures that Danisco Haderslev proceeds with the following cycle:


Charting and status
Environmental policy and goal
Action plan for improvement
Implementation and follow-up

Definitions of environmental terms

Besides structuring the environmental management system, Danisco Haderslev will reduce energy consumption further with the help of improved technology and process optimisation.

Concurrent with the above, the structuring starts with the work environment management system in accordance with the OHSAS 18001 standard. Danisco Haderslev's wish is to apply this standard because:

- It helps to structure a work environment management system that eliminates or minimises the risk for staff and other interested parties, who may be exposed to risk at work in connection with the company's activities.
- It makes it possible to implement, maintain and continue to improve the working environment management system.
- It can be used to demonstrate that the company fulfils its work environment policy which the company has set up.
- It can also be used to demonstrate the above to other partners.
- It makes it possible to seek certification/registration of the working environment management system from an external organisation.
- It enables the company to register and declare compliance with the OHSAS 18001 standard.

Waste for external recycling
Waste products that can be useful despite their low value, e.g. cardboard/plastic.

Accident at work
An event in the workplace, either a mishap or an accident, resulting in at least one day's absence from work in addition to the day on which the incident occurs.

BOD/BOD$_5$/Biochemical oxygen consumption
Target for the content of organic materials in waste water. Biological Oxygen Demand is an expression for the quantity of oxygen used in a five-day test to biologically degrade the organic material.

CO_2/carbon dioxide
Carbon dioxide is formed by the combustion of such things as coal, oil and natural gas.

Emission
Emission to the atmosphere, water or ground.

Energy consumption
The company's total consumption of electricity, coal, oil, etc. calculated in unit, 1 MWh = 1000 kWh.

Fly ash
Fine ash collected when dust particles are collected from gases in the burning coal.

N/Nitrogen
An important fertiliser that carries with it the risk of groundwater pollution.

Oil and chemical waste
Special waste that is removed for incineration or destruction, typically at Kommunekemi a/s, a service owned and operated by the local authorities.

P/Phosphorous
An important fertiliser that carries with it the risk of groundwater pollution.

SO_2/Sulphur dioxide
Sulphur dioxide is formed during volcanic activity and in the burning of coal and oil.

Accident frequency
The number of accidents at work per million working hours.

VOC/Organic compounds
VOC (Volatile Organic Compounds), an abbreviation for the organic solvents that are released into the atmosphere.

/)

DANISCO


Danisco Sugar

Danisco A/S
Koncerninformation
Langebrogade 1
Postboks 17
1001 København K
Tlf.: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
CVR-nr.: 11350356

Grønt regnskab
2002/2003
Danisco Sugar
Assens

DANISCO



Virksomhedens navn og adresse:
Danisco Sugar Assens
Skovvej 2, 5610 Assens
Tlf.: 63 71 31 00, Fax: 63 71 31 01
E-mail: assens.sugar@danisco.com
CVR-nr.: 11350356, P-nr.: 1.003.073.426

Miljøtilsynsmyndighed:
Fyns Amt, Natur- og Vandmiljøafdelingen
Miljø- og Arealafdelingen, Amtsgården
Ørbækvej 100, 5220 Odense SØ
Tlf.: 65 56 10 00, Fax: 65 56 10 56

Energi- og miljøparametre:
Virksomheden har et stort energi- og vandforbrug. Produktionsspildevand renses i eget renseanlæg og udledes sammen med kølevand til Thorø Vig i Lillebælt.

Miljøgodkendelse:
Fabrikken er omfattet af miljøbeskyttelseslovens liste over godkendelsespligtige virksomheder, under listepunktet: *E 8a. c. Sukkerfabrikker.* Virksomheden er tildelt en samlet miljøgodkendelse den 10. april 1990.

Regnskabsperiode:
Regnskabet dækker perioden 1. maj 2002 til 30. april 2003.

Danisco Sugar Assens er en enhed i Danisco A/S under koncernens Sugar Division. Produktionskapaciteten er på ca. 150.000 tons hvidt sukker i løbet af kampagneperioden fra primo oktober til ultimo december. I kampagnen beskæftiges ca. 160 personer. Der produceres i døgndrift med fire skift. Uden for kampagnen beskæftiges ca. 140 personer, primært med reparationer og forbedringer af produktionsapparatet til næste kampagne.

Hovedaktiviteter

Fabrikkens formål er at producere sukker af sukkerroer, som leveres af landmænd på Fyn, i Jylland og på Vestsjælland. Roerne leveres dels til fabrikken af landmændene selv, dels med vognmænd.

Når sukkersaften er trukket ud af roerne, anvendes det tilbageværende roemateriale til husdyrfoder. Sukkersaften renses, inddampes, krystalliseres og centrifugeres. Krystalliseringen og centrifugeringen sker i flere trin – og til sidst fremkommer det hvide sukker samt restproduktet melasse. Melassen sælges til kvægfoder. Dermed resulterer forarbejdningen af sukkerroer i hovedprodukterne: Sukker og melasse, samt en række biprodukter, som alle kan genanvendes: Roemasse efter udtrækning af sukker, roegrønt og Carbokalk.

Miljømyndighed og miljøgodkendelse

Fabrikken besluttede i 1975 at søge Fyns Amt om miljøgodkendelse efter den daværende miljølovs § 37. Målet var at indrette og drive fabrikken efter samfundets forventninger til en miljøbevidst virksomhed.

Danisco Sugar Assens fik sin første samlede miljøgodkendelse i 1990 og har siden investeret ca. 120 mio. kr. i miljøforbedringer for at leve op til vilkårene i godkendelsen. Fabrikken har fået tillægsgodkendelser af støjforhold i 1993, af vandudledning i 1994 og af luftafkast i 1996. Disse godkendelser medførte yderligere miljøinvesteringer i årene 1997-99. Ny godkendelse for luftafkast kræver store investeringer i kraftcentral inden kampagnen 2003.

Grønt regnskab for Danisco Sugar Assens - 2002/2003

	99/00	00/01	01/02	02/03	Normeret indeks *
PRODUKTER					
Sukker	129.867	151.752	137.775	148.604	1,00
Andre primære produkter (t)	33.106	30.742	27.115	26.821	0,92
Biprodukter (t)	466.064	501.584	380.638	411.102	1,00
RESSOURCER					
Råvareforbrug, snavsede roer (t)	968.949	1.057.850	1.011.463	1.058.145	0,97
- foderpiller(t)	2.044	1.810	39	0	0,00
Hjælpestoffer (t)	27.471	29.413	26.816	28.951	1,00
Emballageforbrug (t)	320	235	182	205	1,04
Vandforbrug					
- kommunevand (m^3)	35.889	30.773	45.126	47.778	0,98
- egen boring (m^3)	20.323	15.778	16.235	17.324	0,99
- overfladevand (m^3)	196.832	174.024	157.014	133.215	0,79
Kølevand (m^3)	2.605.961	3.023.330	2.916.660	2.673.300	0,85
Energiforbrug (TJ)	796	849	840	864	0,95
- svær olie (t)	7.391	7.007	7.537	7.683	-
- kul (t)	16.351	18.398	16.803	17.066	-
- koks (t)	1.629	1.812	1.716	1.912	-
- biogas (1000 Nm^3)	617	685	740	1.325	-
- dieselolie (t)	95	87	85	84	-
- truckgas (t)	9	7	6	12	-
- elkøb (MWh)	3.663	3.350	3.231	3.257	-
Gns. antal medarbejdere	205	175	161	147	
Gns. antal medarbejdere, timelønnede	161	137	129	116	
SPILDEVAND					
Processpildevand (m^3) **	535.321	630.714	693.174	676.915	0,90
BOD, (t) **	1,8	1,1	0,8	2,8	3,24
N, (t) **	5,5	4,7	3,7	3,2	0,84
P, (t) **	0,2	0,2	0,2	0,3	1,39
Sanitært spildevand (m^3)	19.135	16.215	25.624	27.048	0,98
AFFALD					
Affald total (t)	346	256	238	254	0,99
- affald til ekstern genanvendelse (t)	168	144	143	145	0,94
- affald til forbrænding (t)	19	36	62	52	0,78
- affald til deponi (t)	74	60	16	39	2,26
- olie- & kemikalieaffald (t)	85	16	17	17	0,93
ROEJORD M.V. TIL DEPONI					
Roejord (75 % tørstof), sten m.m. (t)	37.646	50.504	43.944	39.952	0,84
LUFTEMISSION					
CO_2 (t)	69.153	73.399	71.164	74.233	0,97
SO_2 (t)	236	223	242	229	0,88
Støv (t)	64	68	51	57	1,04
ARBEJDSULYKKER					
Antal ulykker	11	6	10	5	
Antal ulykker, timelønnede	11	6	10	5	
Ulykkesfrekvens (antal/mio. arb.timer)	32	21	38	22	
Ulykkesfrekvens timelønnede (antal/mio. arb.timer)	43	27	48	28	

* Indeks under 1,00 viser, at der er opnået en forbedring i forhold til sidste år.

** Fra 2001/2002 inkl. overfladevand (regnvand).

Fabrikkens miljøindsats

Generelt

Danisco Sugar Assens er certificeret efter ISO 14001 i løbet af år 2002. Fabrikken har gennem mange år haft en åben og konstruktiv dialog med Fyns Amt, som er tilsynsmyndighed. Miljørapporter fremsendes løbende – og mindst en gang hvert år drøftes fabrikkens miljøindsats og handlingsplaner på møder med amtets medarbejdere. Det grønne regnskab er forelagt for fabrikkens samarbejdsudvalg.
Gode vækstbetingelser for roer har givet et højt arealudbytte af roer. Da sukkerindholdet i roerne har været næsten 0,4 procentpoint højere, er dette regnskab påvirket i positiv retning i forhold til sidste års.

Færdigvarer og produkter

Den primære færdigvare er sukker, der anvendes til industriformål. Herudover fremstilles melasse. Fabrikkens biprodukter kan inddeles i: Roemasse efter udtrækning af sukker (roeaffald), hårdtpresset roemasse med tilsætning af melasse (HP-Pulp) og roegrønt, som bruges til foder. Carbokalk, der anvendes til jordforbedring samt grus, sten, kulslagger og kalkstenssmuld. Samtlige biprodukter sælges eller genanvendes.

Råvare-, hjælpestof- og emballageforbrug

Råvarer: Danisco Sugar Assens har i det forløbne år modtaget og forarbejdet over 1.000.000 tons roer (inkl. jord).
Hjælpestoffer: Er først og fremmest kalksten, der brændes sammen med 6 % koks i egen kalkovn. Den brændte kalk læskes og anvendes til at rense sukkersaften, idet den efter tilsætningen udfældes og frafiltreres som Carbokalk.
Carbokalk er et hurtigtvirkende kalknings-, gødnings- og jordforbedringsmiddel, der sælges til dyrkerne – da især roer er kalkkrævende – og dermed sluttes et naturens kredsløb.
For at undgå, at sukkeret under produktionsprocessen destrueres ved reaktion med resterne af proteiner fra roematerialet, bindes disse proteinurenheder med svovldioxid. Svovldioxid fremstilles ved at brænde svovl i en såkaldt svovlovn. I produktionen bruges desuden få kemikalier bl.a. formaldehyd, natriumhydroxid og saltsyre samt soda, der anvendes til reduktion af hårdheden og stabilisering af sukkersaften inden inddampning. Hjælpestofferne nedbrydes undervejs i fremstillingsprocessen og indgår derfor ikke i de færdige sukkerprodukter.
Emballage: Danisco Sugar Assens leverer det meste sukker direkte i tankbil til kunder i industrien. Der er for 5 år siden etableret et nyt anlæg til fyldning af 50-kg-sække. Dette sukker eksporteres. Mængden varierer med produktionsstørrelsen, hvorfor der er store årlige variationer i emballageforbruget.

Energi og brændsel

Fabrikken har i kampagnen egenproduktion af damp og elektricitet. Der benyttes kedler, som fyres med biogas, kul og svær olie.
Energiforbruget er faldet 5 % i forhold til året før primært på grund af det højere sukkerindhold i roerne. I mellemkampagnen er energiforbruget kun ca. 5 % af årsforbruget, og i den periode købes der el fra forsyningsnettet, ca. 3.200 MWh i 2002.

Vand

Kølevand: Fra Lillebælt anvendes større mængder saltvand til køling. Fra 1997 er dette system et rent kølevandssystem uden tilledning af forurenende stoffer.
Åvand: Der bruges overfladevand fra Mølledammen til transport og rensning af roer.
Vand fra egen boring: Bruges til procesformål.
Kommunevand: Til sanitære formål og fremstilling af damp. Forbruget er steget voldsomt de 2 sidste år. Der er gennemført vandbesparelser, som det kommende år vil give en væssentlig reduktion.
Overskudsvand fra roer: Fremstilling af sukker tilfører fabrikken en vandmængde på ca. 325.000 m³ pr. år.

Spildevand

Fabrikken har i perioden udledt 615.000 m³ renset spildevand samt 60.000 m³ overfladevand (regnvand) til Lillebælt. Indtil 1992 var den årlige udledning over 4.000.000 m³. Der er sket en kraftig reduktion i udledning af iltforbrugende stoffer, kvælstof og fosfor siden da. Indekstal for stofferne udviser store variationer fra år til år, men de udledte mængder er meget begrænsede.
Fabrikken måler de udledte mængder og rapporterer til Fyns Amt hvert år

1. marts. Tidsforskydningen kan give mindre afvigelser i forhold til denne rapport. Sanitært spildevand ledes til det kommunale rensningsanlæg i Assens.
For 3 år siden blev fabrikkens overfladevandssystemer (regnvand) adskilt fra de kommunale systemer for at øge sikkerheden mod forurening. Alt overfladevand passerer 2 olieudskillere, og der er indbygget automatisk overvågning, inden det udledes.

Luftafkast

Danisco Sugar Assens har overholdt alle krav til luftemissioner. Udledningen af kuldioxid (CO_2) og svovldioxid (SO_2), stammer fra egenproduktionen af damp og elektricitet i kraftcentralen. De anførte værdier for kuldioxid (CO_2) er inkl. biogas
Støv: De store årsvariationer skyldes varierende kulkvalitet.
Lugt: I afluftning fra rensning og inddampning blev lugt allerede for 3 år siden reduceret med mere end 1/3, således at de nye krav overholdes. Det har betydet øget tilførsel af kvælstof til spildevandet.

Støj

Da der ikke er foretaget ændringer i fabrikationen, som kan påvirke støjforholdene, er grænseværdier for støj til omgivelserne også det forløbne år overholdt.

Affald

Alt affald, primært fra vedligeholdelse af fabrikken, bortskaffes på kontrolleret vis, enten til genanvendelse, forbrænding eller deponering.
Affald til ekstern genanvendelse er hovedsagelig jernskrot fra gammelt maskineri, hvor mængden varierer fra år til år.

Roejord, sten, m.v.

Jord, græs og ukrudt, der leveres med roerne, deponeres i fabrikkens jordbassiner. Mængden er de senere år reduceret kraftigt ved indførelse af ekstra mekanisk rensning på marken. Optagebetingelser for roer er helt afgørende for mængden af roejord, der følger med til fabrikken. Kalkstenssmuld, kulslagger, sten og grus sælges eller bruges ved fabrikkens anlægsarbejder til opfyld og vejanlæg.

Arbejdsmiljø

Danisco Sugar Assens har sat fokus på arbejdsmiljøet. Med nye handlingsplaner efter en gennemgang af fabrikken sammen med Arbejdstilsynet gennemføres forbedringer overalt, hvor der er konstateret fejl og mangler. Der følges op med yderligere uddannelse af alle medarbejdere for at fastholde den høje standard.
Antallet af ulykker er faldet, og der har været færre fraværsdage.
På fabrikken er der specielt to forhold med øgede arbejdsmiljømæssige risici: formaldehydopløsning og svovldioxid, se afsnittet Hjælpestoffer. Formaldehydopløsning og SO_2 anvendes i lukkede systemer og opbevares i tanke, så det er kun ved brud/utætheder eller uheld, man kan komme i kontakt med formaldehydopløsning og SO_2.
Forholdsregler i forbindelse med formaldehydopløsning- og SO_2-installationerne er beskrevet i fabrikkens kvalitets- og miljøledelsessystem.

De nærmeste år – 2004

Lugtforebyggende vandrensning af dræningsvand m.v. foretages i foråret. På arbejdsmiljøområdet vil der ske en fortsat uddannelse af medarbejderne. Ny miljøgodkendelse for luftafkast vil kræve omfattende ændringer på kedelanlægget for at overholde de skærpede krav for støvemission fra hovedskorsten. Arbejdet skal udføres inden kampagnen 2003. Investeringerne er på ca. 20 mio. kr. Til gengæld forventes der også en energibesparelse på 3-4 % i løbet af de næste 2 år.
Det kommende års regnskab vil blive udarbejdet efter de nye regler for grønt regnskab. I adskillige år har der været anvendt fødevaregodkendte smøremidler, hvor der har været den mindste risiko for kontakt med produktet. Da krav om fødevaresikkerhed er i fokus, er der nu påbegyndt et arbejde med at konvertere samtlige smøremidler til fødevaregodkendte smøremidler. Hermed elimineres den teoretiske risiko for fejltagelser ved smøring helt.



Fokus på faremærkede stoffer

På en sukkerfabrik bruges der ganske få faremærkede tekniske hjælpestoffer til selve sukkerfremstillingen, og disse stoffer har altid været veldokumenterede. Men derudover anvendes der en del faremærkede stoffer, stoffer med orange faremærkning, til mange forskellige formål, der ikke har noget med selve produktionen at gøre. Der kan nævnes eddikesyre til afkalkning, maskinopvaskemiddel og insektspray som eksempler på sådanne stoffer. Fabrikken besluttede i 2001 at sætte fokus på disse stoffer. Målet var at få registreret alle faremærkede stoffer og samtidig få ryddet op i gamle beholdninger. Samtidig skulle strømmen ind i fabrikken af nye stoffer bremses. Sikkerhedsorganisationen blev pålagt at kortlægge alle faremærkede stoffer i de enkelte områder og samtidig få indsamlet og destrueret stoffer, der ikke mere blev brugt. Stofferne blev registreret i en kemikaliedatabase, som blev fabrikkens positivliste for, hvilke stoffer der måtte indkøbes. Samtidig blev det



besluttet, at kun lagerpersonale måtte købe ind. Lagerpersonalet skulle samtidig sikre, at ikke-registrerede stoffer blev tilbageholdt, indtil det blev afklaret, om produktet måtte anvendes, og en registrering forelå. Der blev gjort en meget stor indsats af samtlige involverede, og resultatet var lidt overraskende. Der blev i alt fundet 241 stoffer, hvoraf kun halvdelen var registreret. Det er indtil nu lykkedes at fjerne de 96 stoffer svarende til 40 %. Alle faremærkede stoffer, der findes på fabrikken, er nu registreret i kemikaliedatabasen, og der arbejdes løbende på at reducere antallet yderligere ved erstatning med ikke-faremærkede stoffer.

Miljøbegreber

Affald til ekstern genanvendelse
Affaldsprodukt, der trods lav værdi kan nyttiggøres, f.eks. papiraffald.

Arbejdsulykke
Begivenhed på arbejdspladsen, uheld eller ulykke, der medfører mindst én dags fravær fra arbejdet ud over tilskadekomstdagen.

BOD/BOD_5/biokemisk iltforbrug
Et mål for indhold af organisk stof i spildevand. Biological Oxygen Demand (biokemisk iltforbrug) er et udtryk for mængden af ilt, der bruges ved et 5-dages forsøg til biologisk nedbrydning af det organiske stof.

CO_2/kuldioxid/kultveilte
Kuldioxid dannes bl.a. ved forbrænding af kul, olie og naturgas.

Emission/udledning/(luft)afkast
Udledning til luft, vand eller jord.

Energiforbrug
Virksomhedens samlede forbrug af elektricitet, kul, olie, gas m.v. udregnet i samme enhed, TJ = Terajoule = 10^{12} Joule, 1 MWh = 1000 kWh.

Flyveaske
Finkornet askemateriale fra kulforbrænding og frafiltrering af støvpartikler fra røgen.

N/nitrogen/kvælstof
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

Olie- og kemikalieaffald
Specialaffald, der via offentlige indsamlingsordninger føres til forbrænding eller destruktion, typisk på Kommunekemi A/S.

P/phosphor/fosfor
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

SO_2/svovldioxid
Svovldioxid dannes ved vulkansk aktivitet og ved forbrænding af bl.a. kul og olie.

Ulykkesfrekvens
Antal arbejdsulykker pr. million arbejdstimer.

12.

DANISCO


Danisco Seed

Danisco A/S
Koncerninformation
Langebrogade 1
Postboks 17
1001 København K
Tlf.: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
CVR-nr.: 11350356

Grønt regnskab 2002/2003

DANISCO



Virksomhedens navn og adresse:
Danisco Seed
Højbygårdvej 31, 4960 Holeby
Tlf.: 54 60 60 31, Fax: 54 60 74 19
E-mail: daniscoseed@danisco.com
CVR-nr.: 11350356, P-nr.: 1.003.073.578

Miljøtilsynsmyndighed:
Holeby Kommune
Toftevej 1, 4960 Holeby
Tlf.: 54 69 02 09, Fax: 54 69 02 10

Energi- og miljøparametre:
Virksomheden har et begrænset energiforbrug, der delvis dækkes af biobrændsel. Prøvevaskevand udspredes på nærliggende mark.

Miljøgodkendelse:
Danisco Seed Holeby er ikke omfattet af miljøbeskyttelseslovens liste over godkendelsespligtige virksomheder, men har valgt frivilligt at udarbejde et grønt regnskab.

Regnskabsperiode:
Regnskabet dækker perioden 1. maj 2002 til 30. april 2003.

Danisco Seed Holeby (Danisco Seed) er en international frøvirksomhed med egne datterselskaber i Europa og med samarbejdspartnere i det meste af verden. Danisco Seed er en del af Sugar Divisionen i Danisco A/S. Virksomheden har 211 medarbejdere, heraf 63 i udlandet. Omsætningen var 350 mio. kr. i 2002/03, hvoraf sukkerroefrøene tegner sig for 75 %. 83 % af omsætningen stammer fra markeder uden for Danmark.

Hovedaktiviteter

Danisco Seeds hovedaktivitet er forædling, produktion og salg af frø af sukkerroer, primært Maribo-sorter, der nøje tilpasses dyrkningsforholdene på de enkelte markeder. Virksomheden udfører også lønarbejde for andre firmaer i form af pillering og coating af frø, samt kemiske analyser. Danisco Seed forædler, producerer og sælger endvidere frø til foderroer, raps, solsikker og ærter, især til markederne i Europa.

Miljømyndighed og miljøgodkendelser

Holeby Kommune er tilsynsmyndighed. Danisco Seed har miljøministerens tilladelse til at udføre forsøg med gensplejsede roeplanter på et begrænset areal. Målet er bl.a. at nedsætte forbruget af kemikalier til roedyrkningen. Danisco Seed har en række delgodkendelser efter miljøbeskyttelsesloven. Etablering af forbrændingsanlæg for frøaffald på Forædlingsstationen MARIBO (11. januar 1980). Installering af limanlæg på Forædlingsstationen MARIBO (2. december 1983). Udskiftning af båndtørrer med "fluid-bed" tørrer på Forædlingsstationen MARIBO (23. maj 1984). Coatinganlæg på Forædlingsstationen MARIBO (9. oktober 1984). Miljøgodkendelse af forbrændingsanlæg for fast biobrændsel (28. september 1995). Efter aftale med myndigheden udskiftes sikkerhedsfiltrene efter behov, hvilket sker på basis af differenstrykket, som måles hver uge.

Grønt regnskab for Danisco Seed Holeby - 2002/2003

Øko-index (1994 = 100 %) for ressourceforbrug og forurenende stoffer i 1999/00, 2000/01, 2001/02 og 2002/03

	99/00	00/01	01/02	02/03	
PRODUKTION					
Frøfærdigvare	100	100	100	100	
1 kU = frø til udsåning på 1000 ha	(574 kU)	(572 kU)	(630 kU)	(637 kU)	
UDGIFTER					
Miljøinvesteringer	532	46	0	61	
Miljøafgifter	127	94	98	132	
RÅVARER					
Frø-råvare	171	142	156	166	
Pillemasse	74	52	72	77	
Pesticider	61	49	50	67	
Emballage	75	86	80	88	
Landbrugskemikalier per 125 ha	44	32	31	34	
Gødning per 125 ha	36	34	48	10	
Sphagnum m.m.	88	61	45	93	
Laboratoriekemikalier	81	66	127	125	
ENERGI					
Drivmidler	100	76	63	50	
Fuelolie	26	47	76	115	
Frøaffaldsforbrænding	189	158	75	55	
El	88	78	65	71	
VAND					
Vandværksvand	61	53	61	61	
FORURENENDE STOFFER					Normeret Index *
LUFTAFKAST					
CO_2	26	48	77	114	1,48
SO_2	18	32	53	79	1,49
Frøstøv	69	55	50	25	0,50
Pesticider i støv med indhold af pesticid	41	31	28	24	0,86
SPILDEVAND					
Sanitært spildevand + skyllevand	90	73	66	73	1,10
Roevaskevand	100	108	75	92	1,23
Kemikalieholdigt spildevand	280	250	227	361	1,59
AFFALD					
Ubrændbart	107	39	32	19	0,59
Aske	136	91	91	68	0,75
Brændbart	128	150	78	92	1,18
Kemikalieaffald	2	0	4	6	1,50
ARBEJDSULYKKER					
Antal ulykker, alle	1	2	3	1	-
Antal ulykker, timelønnede	1	2	3	1	-
Ulykkesfrekvens, alle	3,4	8,3	13,5	4,3	-
Ulykkesfrekvens, timelønnede	6,8	18,5	29,2	9,3	-

* Indeks under 1,00 viser, at der er opnået en forbedring i forhold til sidste år.

Fabrikkens miljøindsats

Generelt

Danisco Seed har i 1994 udarbejdet miljøvilkår for virksomhedens samlede drift. Vilkårene tager udgangspunkt i de oprindelige delgodkendelser, samt de fornyelser, der har fundet sted i miljø- og energiministerens bekendtgørelser og Miljøstyrelsens vejledninger. Vilkårene, der opfyldes af virksomheden, er accepteret af Holeby Kommune.

Færdigvarer og produkter

Danisco Seed forædler, producerer og sælger frø til sukkerroer, foderroer, raps, solsikker og ærter til markederne i Europa og Nordamerika.

Råvare-, hjælpestof- og emballageforbrug

Pesticider: Det vil sige svampe- og insektmidler påføres i forbindelse med frøbehandling, pillering og coating af frø. Øko-index (se side 3) for anvendelsen af pesticid i 2002/03 var 67 %, det vil sige, en besparelse på 33 % per frøenhed i forhold til 1994.

Landbrugskemikalier: Danisco Seed har nedsat forbruget af landbrugskemikalier per ha, idet der per 125 ha blev brugt 2,20 t i 1994 og 0,98 t i regnskabsåret svarende til en 55 % nedsættelse af miljøbelastningen ved sprøjtning af afgrøder. Flere farlige stoffer er erstattet af mindre farlige, efter en positivliste opstillet af virksomhedens sikkerhedsorganisation og gældende for Danisco Seed. Det meget lave forbrug af gødning for seneste regnskabsår skyldes, at virksomheden kun anvender gødning på mindre forsøgsarealer med raps og ærter. Forsøg med sukkerroer foregår nu udelukkende på lejede arealer hos landmænd, der står for såvel gødskningen samt kemikaliebekæmpelsen af de lejede arealer.

Pillemasse: Genbruges efter opsamling i posefiltre fra de pesticidholdige afkast. Herefter bliver massen igen blandet ind i pillemassen. Den genbrugte mængde udgør 73 tons pillemasse.

Emballageforbruget: Var i 2002/03 210 tons svarende til en besparelse på 12 % per produceret frøenhed i forhold til 1994.



Energi og brændsel

Energiforbruget reduceres ved besparelser og ved fyring med frøaffald. Elforbruget for seneste regnskabsår er reduceret med 29 % per produceret frøenhed i forhold til 1994. Anvendelsen af drivmidler er reduceret med 50 % per produceret frøenhed i forhold til 1994. I de seneste år er der sket en stigning i forbruget af fuelolie, i takt med at der har været mindre mængder af frøaffald til forbrænding.

Vand

Vandforbruget er minimeret ved besparelse og genbrug af vand i produktionen. I virksomhedens produktion er der i seneste regnskabsår genbrugt 495.000 l vand.

Spildevand

Spildevandsmængden i regnskabsåret viser en mindre stigning i forhold til forrige år. Roevaskevand sprøjtes i kampagnen efter tilladelse fra Storstrøms Amt ud på en mark. Skyllevandet fra laboratorierne samt fra vaskeplads for landbrugsmaskiner afledes til Holeby kloakanlæg. Overfladevand fra befæstede arealer udledes via separat system til kommunevandløb nr. 26. Kemikalieholdigt spildevand sendes til Kommunekemi A/S. Der er i seneste regnskabsår en stigning i mængden af kemikalieholdigt spildevand, hvilket skyldes nye rengøringsmetoder af produktionsanlæggene.

Luftafkast

Alle pesticidholdige afkast er forsynet med posefiltre, der kontrolleres dagligt. Alle afkast overholder grænseværdierne, som er opstillet i Miljøstyrelsens luftvejledning. De vejledende immissionsgrænseværdier for forurenende stoffer i luften (B-værdier i Luftvejledningen) er overholdt. Belastningen af luften med CO_2 og SO_2 ved forbrænding af fuelolie viser en stigning i forhold til forrige år, idet der i det forløbne regnskabsår er anvendt mere fuel som brændsel til produktion af fjernvarme/procesvarme.

Støv

Støvforholdene på virksomheden forbedres hele tiden. Nye rensemaskiner har erstattet gamle. Støvet opsamles og benyttes til produktion af fjernvarme. Udslippet af støv per produceret enhed er faldet med 75 % og forventes at falde yderligere.

Støj

Støjforholdene på virksomheden forbedres gradvist.

Affald

Frøaffald: Udnyttes som brændsel til produktion af fjernvarme, der bruges til opvarmning af drivhuse, tørring af frø i produktionen, til rumvarme og varmt brugsvand. Forbrændingen af frøaffald erstatter delvis fuelolie og betyder, at miljøet spares for CO_2.
Industriaffald: Det kemikalieholdige frøaffald og det kemikalieholdige spildevand sendes til Kommunekemi A/S.
Fast affald: Brændbart affald sendes til I/S REFA, hvorimod ubrændbart affald, inklusiv aske fra frøaffaldsforbrændingen, deponeres på Gerringe losseplads. Der er i seneste regnskabsår afleveret 32 tons papaffald til genanvendelse, ligesom 20 tons planterester er afleveret til genbrug.

Arbejdsmiljø

Der er nu udarbejdet skriftlige arbejdspladsvurderinger (APV) overalt på virksomheden. En del af disse vurderinger har allerede givet anledning til forbedringer, og arbejdet fortsættes på grundlag af disse vurderinger. Antallet af arbejdsulykker er for regnskabsåret 2002/03 blevet 75 % mindre i forhold til 1994.

Det nærmeste år – 2004

Folketinget har vedtaget nye regler for indholdet i De Grønne Regnskaber. Danisco Seed er ifølge de nye regler fortsat ikke pligtig til at udarbejde et grønt regnskab. Virksomheden vil dog i lighed med tidligere frivilligt udfærdige et regnskab. Næste års regnskab vil derfor blive udarbejdet i den form, der nu er gældende for de virksomheder, der er pligtige hertil. Dog vil regnskabet for Danisco Seeds vedkommende ikke indeholde en myndighedsudtalelse, idet regnskabet ikke indsendes til Erhvervs- og Selskabsstyrelsen.



Internt kursusforløb i samarbejde med BST

I efteråret 2003 blev der på virksomheden afholdt 2 kurser i kemikaliehåndtering. Kurset var tilrettelagt af BST og henvendte sig primært til medarbejdere, der arbejder med kemikalier enten dagligt eller lejlighedsvis.

Formålet med kursusforløbet var at give medarbejderne en forståelse af vigtigheden ved at omgås kemikalier såvel sikkerheds- som sundhedsmæssigt forsvarligt.

Indholdet i forløbet var blandt andet:

- Hvordan fastlægges farligheden af kemikalier
- Håndtering af kemikalier (normal/unormal drift)
- Gennemgang af arbejdspladsbrugsanvisninger
- Personlige værnemidler
- Kemikaliehygiejne (rengøring, oprydning, mad/tobak, renlighed)

Der deltog i alt 33 medarbejdere i det omtalte forløb





Nyt centralt støvsugeanlæg i virksomhedens produktionsafdeling forbedrer arbejdsmiljøet

I løbet af sidste efterår afsluttedes et større projekt omkring opstillingen af et stort støvsugeanlæg, der dækker hele produktionsområdet samt aflæsningsområderne.

Fremover har hver enkelt medarbejder nu en meget bedre mulighed for at renholde sit arbejdsområde, idet det blot nu drejer sig om at påsætte en slange til røranlægget og herefter rengøre området som et naturligt led i det daglige arbejde uden tømning af støvsugere, da det stationære støvsugeanlæg er tilsluttet en støvsilo.

Allerede nu kan der konstateres en forbedring af det interne miljø til gavn for alle medarbejdere samtidig med, at den øgede daglige rengøring er et godt signal over for vore mange besøgende, der går igennem produktionsbygningerne.

Miljøbegreber

Affald til ekstern genanvendelse
Affaldsprodukt, der trods lav værdi kan nyttiggøres, f.eks. papiraffald.

Arbejdsulykke
Begivenhed på arbejdspladsen, uheld eller ulykke, der medfører mindst én dags fravær fra arbejdet ud over tilskadekomstdagen.

BOD/BOD_5/biokemisk iltforbrug
Et mål for indhold af organisk stof i spildevand. Biological Oxygen Demand (biokemisk iltforbrug) er et udtryk for mængden af ilt, der bruges ved et 5-dages forsøg til biologisk nedbrydning af det organiske stof.

CO_2/kuldioxid/kultveilte
Kuldioxid dannes bl.a. ved forbrænding af kul, olie og naturgas.

Emission/udledning/(luft)afkast
Udledning til luft, vand eller jord.

Energiforbrug
Virksomhedens samlede forbrug af elektricitet, kul, olie, gas m.v. udregnet i samme enhed, TJ = Terajoule = 10^{12} Joule, 1 MWh = 1000 kWh.

Flyveaske
Finkornet askemateriale fra kulforbrænding og frafiltrering af støvpartikler fra røgen.

Immission
Tilstedeværelsen ved jordoverfladen – i ca. 1 1/2 meters højde over denne – af forurenende stoffer i fast, flydende eller gasformig tilstand.

N/nitrogen/kvælstof
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

Olie- og kemikalieaffald
Specialaffald, der via offentlige indsamlingsordninger føres til forbrænding eller destruktion, typisk på Kommunekemi A/S.

P/phosphor/fosfor
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

SO_2/svovldioxid
Svovldioxid dannes ved vulkansk aktivitet og ved forbrænding af bl.a. kul og olie.

Ulykkesfrekvens
Antal arbejdsulykker pr. million arbejdstimer.

VOC/organiske opløsningsmidler
VOC er den engelske forkortelse for Volatile Organic Compounds, på dansk "flygtige organiske forbindelser". VOC bruges næsten synonymt med organiske opløsningsmidler, der udledes til luft.

13.

DANISCO


Danisco Sugar

Danisco A/S
Koncerninformation
Langebrogade 1
Postboks 17
1001 København K
Tlf.: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
CVR-nr.: 11350356

Grønt regnskab 2002/2003

Danisco Sugar Nakskov

DANISCO



Virksomhedens navn og adresse:
Danisco Sugar Nakskov
Tietgensvej 1, 4900 Nakskov
Tlf.: 54 91 46 00, Fax: 54 91 46 20
E-mail: nakskov.sugar@danisco.com
CVR-nr.: 11350356, P-nr.: 1.003.073.359

Miljøtilsynsmyndighed:
Storstrøms Amt, Teknisk forvaltning
Parkvej 37, 4800 Nykøbing F
Tlf.: 54 84 48 00, Fax: 54 84 47 28

Energi- og miljøparametre:
Virksomheden har et stort energi- og vandforbrug. Processpildevandet udledes til Langelandsbæltet efter mekanisk rensning.

Miljøgodkendelse:
Fabrikken er omfattet af miljøbeskyttelseslovens liste over godkendelsespligtige virksomheder, under listepunktet: *E 8a. c. Sukkerfabrikker.* Virksomheden er tildelt en samlet miljøgodkendelse den 28. februar 1991, som var retsbeskyttet i 8 år.
Virksomheden har derfor siden 1998 fået justeret vilkår for: produktionskapacitet, lugt og spildevand.

Regnskabsperiode:
Regnskabet dækker perioden 1. maj 2002 til 30. april 2003.

Danisco Sugar Nakskov er en enhed i Danisco A/S under koncernens Sugar Division. Produktionskapaciteten er på ca. 220.000 tons hvidt sukker i kampagneperioden fra september til januar. I kampagnen beskæftiges ca. 265 personer. Der produceres i døgndrift med fire skift. Uden for kampagnen arbejder ca. 210 ansatte, primært med sukkerudlevering, vedligeholdelse og forbedringer af produktionsapparatet til næste kampagne.

Hovedaktiviteter

Fabrikkens primære formål er at producere sukker af sukkerroer, som leveres af landmænd fra Lolland-Falster og Sjælland. Roerne leveres til fabrikken af dels landmændene selv, dels med vognmænd. Roerne renses og vaskes for jord og sten, inden de bearbejdes i processen. Når sukkersaften er trukket ud af roerne, anvendes det tilbageværende roemateriale (roeaffald) til dyrefoder. Enten direkte som presset affald – eller forarbejdet på fabrikkens tørreri til foderpiller. Sukkersaften renses, inddampes, krystalliseres og centrifugeres. Krystalliseringen og centrifugeringen sker i flere trin – og til sidst fremkommer det naturligt hvide sukker samt restproduktet melasse. Størstedelen af melassen sælges til fremstilling af gær og sprit, og en mindre del indgår i fabrikationen af foderpiller. Dermed resulterer forarbejdningen af sukkerroer i hovedprodukterne: sukker, melasse og foderpiller, samt biprodukterne: presset roeaffald, roegrønt (roespidser og græs) og Carbokalk, som alle anvendes.

Miljømyndighed og miljøgodkendelse

Fabrikken besluttede i 1975 at søge Storstrøms Amt om miljøgodkendelse efter den daværende miljølovs § 37. Målet var at indrette og drive fabrikken efter samfundets forventninger til en miljøbevidst virksomhed. Danisco Sugar Nakskov fik sin første samlede miljøgodkendelse i 1980. For at opfylde vilkårene i godkendelsen blev der investeret tocifrede millionbeløb i miljøforbedringer i perioden 1975-1985. Fabrikken fik i 1991 en ny samlet miljøgodkendelse, der har medført yderligere en række miljøinvesteringer. Senest i 1995 med et moderne røggasrensningsanlæg på tørreriet, hvor der fremstilles foderpiller. Virksomheden har efterfølgende i 2000 fået fornyet dele af miljøgodkendelsen, herunder vilkår for lugt og tilladelse til produktionsudvidelse, samt krav om etablering af spildevandsrensning til kampagnen 2003. I foråret 2003 blev der givet miljøgodkendelse til udledning af en øget mængde stof med spildevandet fra roekampagnen 2002. Fabrikken havde d. 28. marts 2003 et uheld ved jordbassinerne, da et brud på en rørledning medførte, at en meget lille mængde spildevand løb ned i en afvandingskanal. Forholdet blev straks udbedret og havde ingen nævneværdig miljømæssig betydning.

Grønt regnskab for Danisco Sugar Nakskov - 2002/2003

	99/00	00/01	01/02	02/03	Normeret indeks *
PRODUKTER					
Primære produkter i alt (t)[1]	281.944	327.222	299.490	312.740	0,94
Sukker (t)	189.159	220.301	190.946	211.569	1,00
Melasse (t)[1]	37.358	42.335	45.474	40.658	0,81
Foderpiller (t)	55.427	64.586	63.070	60.513	0,87
Biprodukter (t)[1]	122.228	126.583	101.116	87.851	0,78
RESSOURSER					
Råvareforbrug, snavsede roer (t)	1.278.538	1.411.193	1.418.680	1.416.032	0,90
Hjælpestoffer (t)[1]	38.107	40.467	40.333	42.308	0,95
Emballageforbrug (t)	430	439	423	467	1,00
Vandforbrug (m^3)	558.284	649.261	534.038	546.319	0,92
Energiforbrug (TJ)	1.423	1.553	1.545	1.626	0,95
Gns. ansatte medarbejdere	269	237	223	234	-
SPILDEVAND					
Spildevand (m^3)	1.320.786	1.259.006	1.249.776	1.269.709	0,92
BOD (t)	2.492	2.153	4.251	4.153	0,88
SS (t)	236,1	281,8	286,5	452,2	1,42
N (t)	49,3	52,9	60,5	51,8	0,77
P (t)	5,2	5,9	8,0	8,4	0,95
AFFALD					
Affald total (t)	556	522	414	385,6	0,84
Affald til extern genanv. (t)	356,2	340,3	214,6	228,6	0,96
Affald til forbrænding (t)	119,0	162,0	147,0	116,1	0,71
Affald til deponi (t)	78,2	18,0	51,0	38,1	0,67
Kemikalieaffald (t)	3,1	2,0	1,7	2,8	1,49
Slam (t)	0	0	0	0,0	-
ROEJORD M.V. TIL DEPONI					
Roejord (75 % tørstof), sten m.v. til deponi (t)[1]	81.600	93.070	121.436	115.136	0,86
LUFTEMISSION					
CO_2 (t)	119.296	126.036	125.201	131.930	0,95
SO_2 (t) **	342	351	358	353	0,89
Støv (t)	67	66	76	57	0,68
ARBEJDSULYKKER					
Antal ulykker	10	8	10	8	-
Antal ulykker, timelønnede	10	6	10	8	-
Ulykkesfrekv. (antal/mill.arb.timer)	21,3	19,6	26,0	21,1	-
Ulykkesfrekv. (antal/mill.arb.timer), timeløn	25,5	17,5	30,7	25,2	-

[1] mængder korrigeret pga. ændret opgørelsesprincip for årene 1999-00, 2000-01 og 2001-02

* Indeks under 1,00 viser, at der er opnået en forbedring i forhold til sidste år.

** Beregnet efter indhold af S i brændsel med fradrag for fjernelse i anlæg.

Fabrikkens miljøindsats

Generelt

En gang årligt drøftes fabrikkens miljøindsats og handlingsplaner med Storstrøms Amt og Nakskov Kommune for at sikre enighed mellem virksomhed og myndigheder. Derudover fremsender fabrikken årligt flere miljørapporter til tilsynsmyndigheden i henhold til krav i miljøgodkendelserne. Danisco Sugar Nakskov ønsker en åben dialog med byens borgere, så der arrangeres møder med fabrikkens naboer, når der er planer om nyanlæg eller procestiltag, der har betydning for omgivelserne. De samlede miljøgodkendelser fra 1980 og 1991, samt de efterfølgende justeringer af vilkår har været fremlagt offentligt før vedtagelse. Det grønne regnskab er forelagt for fabrikkens samarbejdsudvalg og sendes hvert år til adskillige centrale personer i lokalområdet.

Færdigvarer og produkter

De primære færdigvarer er sukker, foderpiller samt melasse. Fabrikkens biprodukter kan inddeles i: Carbokalk til jordforbedring, roeaffald og roegrønt, som bruges til foder. Desuden grus, sten, kulslagger og kalkstenssmuld. Samtlige biprodukter sælges eller genanvendes, med undtagelse af græs og ukrudt, som opbevares og formulder ved virksomhedens jordbassiner.

Råvare-, hjælpestof- og emballageforbrug

Råvarer: Fabrikken har i det forløbne år modtaget og forarbejdet over 1.400.000 tons roer (inkl. jord).

Hjælpestoffer: Den største mængde er kalksten, der brændes sammen med 6 % koks i egen kalkovn. Den brændte kalk læskes og anvendes til at rense sukkersaften, idet kalk binder urenhederne i saften. Når urenhederne er udfældet, frafiltreres Carbokalken. For at opnå en reduktion af energiforbruget til presning af roeaffaldet tilsættes gips til diffusionen. For at undgå, at sukkeret under produktionsprocessen destrueres ved reaktion med resterne af proteiner fra roematerialet, bindes disse proteinurenheder med svovldioxid. Svovldioxid fremstilles ved at brænde svovl i en såkaldt svovlovn. I produktionen bruges desuden få kemikalier, bl.a. humleekstrakt, en formaldehydopløsning, natriumhydoxid og salt- og salpetersyre. Humleekstrakt og formaldehydopløsning benyttes til bekæmpelse af bakteriologisk nedbrydning af sukkeret. Formaldehydopløsning udfases i kampagnen 2003. Natriumhydroxid til pH-stabilisering af det interne vandsystem. Endvidere benyttes salt- og salpetersyre til rensning af procesudstyr. Hjælpestofferne uskadeliggøres undervejs i fremstillingsprocessen og indgår derfor ikke i de færdige sukkerprodukter.

Emballage: Fabrikken leverer sukker i hhv. 25- og 50-kg-papirsække. Derudover 50- og 1000-kg-sække af polypropylen (plast). En stor mængde sukker leveres løst i tankbiler direkte til kunder.

Energi og brændsel

Fabrikkens tre kraftkedler fremstiller i kampagnen damp og elektricitet til produktionen med olie og kul som brændsel. Tørreriet til tørring af roeaffald er kulfyret og her afbrændes omkring halvdelen af fabrikkens samlede energiforbrug. Uden for kampagnen købes elektricitet fra nettet, og varme produceres på et mindre oliefyret kedelanlæg.

Vand

Indrefjordsvand: Fabrikken bruger vand fra Nakskov Indrefjord primært til køling. På trods af en længere kampagne og en stor oparbejdning har det samlede forbrug af Indrefjordsvand været på samme niveau som sidste år på grund af omlægning af efterproduktkølesystemet fra vand til luftbaseret køling.
Kommunevand: Forbruget udgør omkring 10 % af det samlede vandforbrug og bruges til procesformål og sanitære formål.
Kondensat: Når sukkeret trækkes ud af roerne, følger der store mængder vand med, da roerne består af ca. 75 % vand. De store vandmængder fjernes fra sukkersaften ved inddampningen, og når dampen afkøles, dannes kondensat. Kondensat genbruges i processen, og overskuddet ledes til processpildevandet.

Spildevand

Fabrikkens processpildevand er en blanding af lige dele overskudskondensat og Indrefjordsvand samt regnvand. Vandet renses mekanisk for sten, græs og grus på fabrikken og pumpes derefter samlet til store jordbassiner 3 km fra fabrikken, hvor jorden, som er kommet ind med roerne, kan bundfælde. Mængden af processpildevand er steget de seneste år, da mængden af overskudskondensat stiger, når roemængden øges. Herefter udledes vandet til Langelandsbæltet i henhold til spildevandsvilkårene i fabrikkens miljøgodkendelse. Fabrikken kontrollerer udledningen for bl.a. organisk stof, kvælstof og fosfor og rapporterer mængderne til Storstrøms Amt. Spildevandet har igen i år haft et væsentlig højere niveau af stofbelastning end tidligere, hvilket kan hænge sammen med roernes sprøde struktur, dvs. at de er blevet beskadiget mere under rensning og vaskning, og derfor har udvaskning af stof til spildevandet været større. Fabrikken har derfor ansøgt om godkendelse til øget udledning af stof i roekampagnen 2002 og modtaget denne fra Amtet. Sanitært spildevand ledes til Nakskov kommunale rensningsanlæg.

Luftafkast

Udledningen af kuldioxid (CO_2), svovldioxid (SO_2) og støv stammer fra egenproduktionen af damp og elektricitet, samt fra tørreriet.
Støv: De to oliekedler har brændt med en lav støvemission på under 10 mg/m³. Den kulfyrede kedels gennemsnitlige emissions for de tre opgørelsesperioder har været på henholdsvis 205 mg/m³, 278 mg/m³ og 339 mg/m³, hvilket er under kravet på 362 mg/m³. Røggasvaskeren på fabrikkens tørreri skal kun have målt støvemissionen hvert 3. år, men erfaringsmæssigt ligger emissionen på omkring det halve af kravet på 100 mg/m³.
Lugt: I den nye lugtgodkendelse fra 2000 er der krav om årlige handlingsplaner for reduktion af lugt, og i den forbindelse undersøger fabrikken muligheder for reduktion af lugt fra vandsystemer.
Vanddamp: Fabrikken har fortsat en del af kølingen i tårne, der udsender store dampmængder. Desuden udsendes der store dampmængder fra fabrikkens tørreri, når roeaffald bliver tørret.

Støj

Støjmålinger i starten af kampagnen bekræftede, at overfladekondensatoren, som var årsag til overskridelse i 2001, og en blæser på sukkerfiltre skulle dæmpes. Efter dæmpning af disse kilder overholdes samtlige af fabrikkens støjvilkår i de 6 referencepunkter.

Affald

Alt affald fra drift, vedligeholdelse og renovering af fabrikken sorteres og bortskaffes på kontrolleret vis, enten til genanvendelse, forbrænding eller deponering.
De forskellige affaldsmængder svinger betydeligt fra år til år, hvilket hænger sammen med omfanget af renoveringsprojekterne.

Roejord, sten, m.v.

Jordbassiner: Jorden, der leveres sammen med roerne, opbevares i fabrikkens jordbassiner. Græs og ukrudt komposteres ligeledes på arealerne. Mængden af jord og andre urenheder, der leveres sammen med roerne varierer noget fra år til år på grund af forskellige betingelser for optagning af roer herunder vejret, og om der anvendes mekanisk rensning på marken. Kalkstenssmuld, kulslagger, sten og grus sælges eller bruges ved fabrikkens anlægsarbejder til opfyld og vejanlæg.

Arbejdsmiljø

Danisco Sugar har fokus på arbejdsmiljøet i et projekt kaldet "Snublesten". Målet er at nedbringe antallet af ulykker og uddanne medarbejderne i at arbejde med forbedring af deres arbejdsmiljø.
På fabrikken er der specielt to forhold med øgede arbejdsmiljømæssige risici: formaldehydopløsning og svovldioxid, se afsnittet Hjælpestoffer.
Formaldehydopløsning og SO_2 anvendes i lukkede systemer og opbevares i tanke, så det er kun ved brud/utætheder eller uheld, man kan komme i kontakt med formaldehydopløsning og SO_2.
Forholdsregler i forbindelse med formaldehydopløsning- og SO_2-installationerne er beskrevet i fabrikkens kvalitets- og miljøledelsessystem.

Miljøledelse

Danisco Sugar Nakskov har indført et miljøledelsessystem på fabrikken og er blevet miljøcertificeret i henhold til kravene i miljøledelsesstandarden ISO 14001 i foråret 2003.



Rensning af fabrikkens processpildevand



Efter et par års planlægning sammen med Storstrøms Amt og Nakskov Kommune, herunder VVM-behandling er Danisco Sugar Nakskov i fuld gang med etablering af et anaerobt spildevandsrensningsanlæg, som skal være driftsklar til kampagnen 2003. Anlægget placeres lige syd for det kommunale rensningsanlæg i Nakskov Kommunes nye Industri- og miljøpark i en afstand af omkring 2 km fra fabrikken og 2 km fra jordbassinerne.
Anlægget består af en stor anaerobtank, lamelseparator og en maskinbygning. Spildevandet pumpes fra jordbassinerne til maskinbygningen, hvor det opvarmes til 38°C med kondensat, som pumpes gennem rørledninger fra fabrikken til anlægget og tilbage igen. På denne måde udnyttes fabrikkens overskudsvarme effektivt og samtidig afkøles kondensatet, så det kan afvendes til flere formål. Efter opvarmningen ledes det til anaerobtanken, hvori mikroorganismer (slam) omsætter vandets indhold af organiske stoffer under iltfri forhold og der dannes betydelige mængder biogas. Den producerede biogas blæses gennem et rør til fabrikken for afbrænding i fabrikkens kedler.
Spildevandet indeholdende slam forsætter til lamelseparatoren, hvor slammet bundfældes og efterfølgende recirkuleres til anaerobtanken. Det rensede vand pumpes til holdebassiner på Savnsøvig, som anvendes til bufferbassin, inden det udledes til Langelandsbæltet gennem den med Nakskov Kommune fælles havledning. Maskinbygningen indeholder varmevekslere, renseudstyr, gasblæser og faciliteter til mandskab.

Rensningsanlæggets placering mellem fabrikken og jordbassinerne har medført, at der skal etableres adskillige rørledninger:
Fabrikken – anlægget: kondensat, biogas og lysleder.
Anlægget – jordbassin/holdebassin: urenset, renset, overskudsslam og lysleder.

Etableringen af rørledningerne mellem fabrikken og anlægget er gennemført som et fælles projekt med Nakskov Kommune, som blandt andet lægger fjernvarmerør.

Til kampagnen 2005 udbygges anlægget med kvælstoffjernelse, hvor vandets indhold af kvælstofforbindelser i to trin omdannes til frit kvælstof, som frigives til atmosfæren. Ved disse processer omsættes endvidere vandets indhold af fosfor. Det samlede anlæg reducerer vandets indholdet af organisk stof, kvælstof og fosfor med 60-85 %, og derved kan fabrikken overholde de skærpede krav i fremtiden.

For yderligere information om projektet og dets miljøforhold henvises der til VVM-redegørelsen, der er offentliggjort af Storstrøms Amt i forsommeren 2002.

Miljøbegreber

IPPC-revision

Storstrøms Amt er sammen med Danisco Sugar Nakskov ved at foretage en IPPC-revision af fabrikkens miljøgodkendelser, hvilket er påkrævet ifølge Europæiske Unions IPPC-direktiv fra 1996. IPPC-revisionens formål er, at alle IPPC virksomheder i EU drives efter de krav, som er i IPPC-direktivet og dette indebærer, at samtlige af fabrikkens miljøgodkendelser skal gennemgås og være ajourført inden d. 31. oktober 2007. I den første revision drejer det sig primært om lugt, støv og støj, og inden for disse områder forventer Amtet en afgørelse i foråret 2004.

Affald til ekstern genanvendelse
Affaldsprodukt, der trods lav værdi kan nyttiggøres, f.eks. papiraffald.

Arbejdsulykke
Begivenhed på arbejdspladsen, uheld eller ulykke, der medfører mindst én dags fravær fra arbejdet ud over tilskadekomstdagen.

BOD/BOD_5/biokemisk iltforbrug
Et mål for indhold af organisk stof i spildevand. Biological Oxygen Demand (biokemisk iltforbrug) er et udtryk for mængden af ilt, der bruges ved et 5-dages forsøg til biologisk nedbrydning af det organiske stof.

CO_2/kuldioxid/kultveilte
Kuldioxid dannes bl.a. ved forbrænding af kul, olie og naturgas.

Emission/udledning/(luft)afkast
Udledning til luft, vand eller jord.

Energiforbrug
Virksomhedens samlede forbrug af elektricitet, kul, olie, gas m.v. udregnet i samme enhed, TJ = Terajoule = 10^{12} Joule, 1 MWh = 1000 kWh.

Flyveaske
Finkornet askemateriale fra kulforbrænding ved frafiltrering af støvpartikler fra røggassen.

N/nitrogen/kvælstof
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

Olie- og kemikalieaffald
Specialaffald, der via offentlige indsamlingsordninger føres til forbrænding eller destruktion, typisk på Kommunekemi A/S.

P/phosphor/fosfor
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

SO_2/svovldioxid
Svovldioxid dannes ved vulkansk aktivitet og ved forbrænding af bl.a. kul og olie.

Ulykkesfrekvens
Antal arbejdsulykker pr. million arbejdstimer.

VVM
VVM er en forkortelse af Vurdering af Virkningerne på Miljøet. Anlæg og projekter, der kan påvirke miljøet i væsentlig grad, skal gennemgå en VVM-procedure, før de kan godkendes af amtet. Formålet er at vurdere et projekts samlede virkninger på natur, miljø og mennesker.

IPPC
IPPC står for Integrated Pollution Prevention and Control. I korthed handler IPPC-direktivet om at indføre BAT (Best Available Techniques/ bedst tilgængelig teknologi) og derved mindske udslip fra forskellige punkkilder rundt om i den Europersiske Union.

14.

DANISCO


Danisco Sugar

Danisco A/S
Koncerninformation
Langebrogade 1
Postboks 17
1001 København K
Tlf.: 32 66 20 00
Fax: 32 66 21 75
E-mail: info@danisco.com
CVR-nr.: 11350356

Grønt regnskab 2002/2003

Danisco Sugar Nykøbing

DANISCO



Virksomhedens navn og adresse:
Danisco Sugar Nykøbing
Østerbrogade 2, 4800 Nykøbing F
Tlf.: 54 88 33 00, Fax: 54 88 34 04
E-mail: nykobing.sugar@danisco.com
CVR-nr.: 11350356, P-nr.: 1.003.073.438

Miljømyndighed:
Storstrøms Amt, Teknisk Forvaltning
Parkvej 37, 4800 Nykøbing F
Tlf.: 54 84 48 00, Fax: 54 84 47 28

Energi- og miljøparametre:
Virksomheden har et stort energi- og vandforbrug. Produktionsspildevand udledes til Guldborgsund efter mekanisk og biologisk rensning. Kølevand udledes separat.

Miljøgodkendelse:
Fabrikken er omfattet af miljøbeskyttelseslovens liste over godkendelsespligtige virksomheder, under listepunktet: *E 8a. c. Sukkerfabrikker.* Seneste miljøgodkendelse er meddelt 12. september 2000.

Regnskabsperiode:
Regnskabet dækker perioden 1. maj 2002 til 30. april 2003.

Danisco Sugar Nykøbing er en enhed i Danisco A/S under koncernens Sugar Division. Produktionskapaciteten er på ca. 170.000 tons hvidt sukker i kampagneperioden fra ultimo september til primo januar. Fabrikken er beliggende Østerbrogade 2, 4800 Nykøbing F. I kampagnen beskæftiges ca. 290 personer. Der produceres i døgndrift med fire skift. Uden for kampagnen arbejder ca. 260 personer hovedsageligt i et skift, primært med reparationer og forbedringer af produktionsapparatet til næste kampagne samt med pakning af sukker.

Hovedaktiviteter

Fabrikkens primære formål er at producere sukker af sukkerroer, som leveres af landmænd på Østlolland, Falster og Sjælland. Roerne leveres til fabrikken dels af landmændene selv, dels med vognmænd.

Når sukkersaften er trukket ud af roerne anvendes det tilbageværende roemateriale til dyrefoder, enten direkte – eller i forarbejdet form som foderpiller fra fabrikkens tørreri. Sukkersaften renses, inddampes, krystalliseres og centrifugeres. Krystalliseringen og centrifugeringen sker i flere trin – og til sidst fremkommer det hvide sukker samt restproduktet melasse. En del af melassen sælges til fremstilling af gær og sprit, mens den øvrige del indgår i fabrikationen af HP-pulp (presset roeaffald med melasse) og foderpiller. Dermed resulterer forarbejdningen af sukkerroer i hovedkomponenterne: Sukker, melasse, presset roeaffald og foderpiller. Desuden fremstilles en række biprodukter, som alle kan genanvendes: Roegrønt og Carbokalk.

I løbet af året pakkes ca. halvdelen af det producerede sukker i 1- hhv. 2-kg-poser i sukkerpakkeriet.

Miljømyndighed og miljøgodkendelse

Fabrikken besluttede i 1975 at søge Storstrøms Amt om en frivillig miljøgodkendelse efter den daværende miljølovs § 37. Målet var og er stadig at indrette og drive fabrikken efter samfundets forventninger til en miljømæssig bevidst virksomhed.

Denne ansøgning resulterede i den første samlede miljøgodkendelse i 1978, hvori en del områder blev reguleret ved tidsbegrænsede vilkår, der løbende blev justeret gennem tillægsgodkendelser.

I februar 1991 blev disse godkendelser afløst af en ny samlet godkendelse efter miljølovens kap. 5. I denne godkendelse udløb udledningstilladelsen for vand før kampagnen 1997. Til afløsning for denne blev der på grund af de store ombygninger af fabrikken givet en midlertidig udledningstilladelse gældende frem til 2000. Ligeledes blev der i 1997 meddelt en midlertidig ændring af lugtvilkåret gældende til 2000.

Fabrikken ansøgte 29. april 1999 om en ny samlet godkendelse. Storstrøms Amt meddelte 12. september 2000 en ny godkendelse omfattende produktionens størrelse samt midlertidige vilkår for vandudledning (gældende til 14. september 2003 og senere forlænget til 14. september 2004) og vilkår for lugt. Vilkår vedr. støj og støv reguleres fortsat efter godkendelsen fra 1991.

Grønt regnskab for Danisco Nykøbing - 2002/2003

	99/00	00/01	01/02	02/03	Normeret indeks *
PRODUKTER					
Hvidt sukker (t)	141.875	168.928	152.614	165.730	1,00
Melasse + foderpiller	80.963	75.541	69.669	69.838	0,92
Biprodukter (t)	95.091	112.521	90.204	80.365	0,82
RESSOURCER					
Råvareforbrug, snavsede roer (t)	998.890	1.139.370	1.111.703	1.173.798	0,97
Råvareforbrug i øvrigt (t)	17.095	15.239	4.699	4.023	0,79**
Hjælpestoffer (t)	23.871	24.077	21.789	21.915	0,93
Rengøringsmidler (kg)	4.437	15.398	14.207	12.065	0,78
Emballageforbrug (t)	1.217	1.941	5.306	7.489	1,30
Vandforbrug ekskl. kølevand (m^3)	293.269	259.958	215.885	285.981	1,22
Vandforbrug til køling (m^3)	3.190.050	3.464.225	3.228.589	3.447.890	0,98
Energiforbrug (TJ)	1.215	1.239	1.178	1.305	1,02
Energiforbrug, køretøjer (TJ)	12	5	11	11	0,96
Antal ansatte, i alt	322	286	286	286	
Antal ansatte, timelønnede	270	233	233	233	
SPILDEVAND					
Spildevand (m^3)	3.943.699	4.144.807	3.974.687	4.164.838	0,96
BOD (t)	1.588	366	201	267	1,22
SS (t)	196	273	213	289	1,25
N (t)	65	67	71	43	0,56
P (t)	6	4	4	4	0,85
ROEJORD M.V. TIL INTERN DEPONERING					
Roejord-tørstof (regnet som 75 % ts) (t)	77.949	93.395	94.461	90.213	0,88
Græs og grønt (t tørstof)	1.808	1.769	2.418	3.098	1,18
AFFALD TIL EKSTERN BORTSKAFFELSE					
Affald total (t)	844	575	472	453	0,88
Affald til extern genanvendelse (t)	316	137	140	122	0,80
Affald til forbrænding (t)	222	323	181	218	1,11
Affald til deponi (t)	236	61	92	65	0,65
Kemikalieaffald (t)	70	53	59	49	0,75
LUFTEMISSION					
CO_2 (t)	95.016	101.465	98.465	107.632	1,01
SO_2 (t)	375	296	293	411	1,29
Støv (t)	117	57	62	58	0,86
ARBEJDSULYKKER					
Antal ulykker, ialt	9	12	10	7	-
Antal ulykker, timelønnede	8	12	10	7	-
Ulykkesfrekvens, ialt (antal/mill. arb.timer)	16,4	25,6	22,7	19,7	-
Ulykkesfrekvens, timelønnede (antal/mill. arb.timer)	18,1	31,7	29	15,6	-
ENERGISALG					
Varme (TJ)	16,5	16,8	22,2	35,6	1,48
Elektricitet (TJ)	1,8	1,3	1,6	1,8	1,04

* Normtal skal læses således, at tal >1 betyder, at 2002/2003 ligger højere end 2001/2002 i forhold til sukkerproduktionen, mens tal <1 betyder lavere værdi i forhold til sukkerproduktionen.

** Stærkt reduceret mængde til tørring fra Nakskov.

Fabrikkens miljøindsats

Generelt

Danisco Sugar Nykøbing har gennem mange år haft en konstruktiv miljødialog med Storstrøms Amt, som er tilsynsmyndighed. Miljørapporter fremsendes løbende – og hvert år drøftes fabrikkens miljøindsats og handlingsplaner på møder med amtets medarbejdere. Investeringer affødt af de stillede krav i godkendelserne beløber sig gennem årene til et trecifret millionbeløb, og som eksempler kan nævnes etablering af plandepot, etablering af biologisk (anaerob) rensning af vandet fra roevaskningen, samt støjdæmpning af ventilationsafkast og motorer på udendørs opstillet udstyr.
Det grønne regnskab har været forelagt fabrikkens samarbejdsudvalg.

Færdigvarer og produkter

Den primære færdigvare er sukker. Herudover fremstilles og sælges melasse og foderprodukter fremstillet af roeaffald og roegrønt. Fabrikkens biprodukter kan inddeles i: Roemasse efter udtrækning af sukker (roeaffald) og roegrønt, der bruges til foder, samt Carbokalk, der anvendes til jordforbedring. Desuden grus og sten, kulslagger og kalkstenssmuld. Samtlige biprodukter sælges eller genanvendes.

Råvare-, hjælpestof- og emballageforbrug

Råvarer: Danisco Sugar Nykøbing har i det forløbne år modtaget og forarbejdet ca. 1,17 mio. tons roer (inkl. jord).
Hjælpestoffer: Den største mængde er kalksten, der brændes sammen med 7 % koks i egen kalkovn. Den brændte kalk læskes og anvendes til at rense sukkersaften, idet den efter tilsætning udfældes og frafiltreres som Carbokalk. For at opnå bedre presning af roeaffaldet tilsættes gips, samtidig opnås en reduktion af energiforbruget til foderpillefremstillingen. For at undgå, at sukkeret under produktionsprocessen destrueres ved reaktion med resterne af proteiner fra roematerialet, bindes disse proteinenheder med svovldioxid. Svovldioxid dannes ved at brænde elementært svovl i en speciel ovn. Derved undgås oplag af store mængder af flydende SO_2. I produktionen bruges desuden få kemikalier bl.a. en formaldehydopløsning (23,4 %) samt natriumhydroxid (28 %), saltsyre (30 %) og salt. Hjælpestofferne uskadeliggøres undervejs i fremstillingsprocessen og indgår derfor ikke i de færdige sukkerprodukter.
Emballage: Danisco Sugar Nykøbing pakker ca. halvdelen af den årlige produktion i 1- og 2-kg-poser til detailhandlen. Endvidere produceres Farin i 0,5 kg til detailhandel og 25 kg i coatede papirsække til bagerier og industri. Resten af det producerede sukker leveres løst i tankbiler til industrien.

Energi og brændsel

Fabrikken har i kampagnen egenproduktion af damp og elektricitet. I mellemkampagnen produceres varme og damp med en oliefyret kedel til opvarmning og procesanvendelse. I foderpillefremstillingen anvendes olie og kul til tørringsprocessen. Det samlede indkøb af el har i det forløbne år været ca. 9.500 MWh. Virksomheden har indgået aftale med Energistyrelsen om nedbringelse af energiforbruget og indført energiledelsessystem.

Vand

Å-vand: Fabrikken bruger vand fra Tingsted Å som supplement til vand, der fremkommer fra sukkerfremstillingen til vask af roer. Tidligere tiders brug til køleformål er nu erstattet af køling med luft eller saltvand.
Vand fra boringer: Fabrikken råder over fire boringer, hvor det indvundne vand bruges i processen.
Saltvand: Der indtages vand fra Guldborgsund til kølesystemerne på turbinen og kondensatorerne til dannelse af vacuum. Det udledte vand har en forhøjet temperatur og indeholder BI_5 og kvælstof fra den kondenserede damp.
Kommunevand: Dette bruges til sanitære formål samt til procesformål. Disse to vandforsyningsnet er fysisk adskildt fra hinanden samt fra det offentlige forsyningsnet, idet kommunevandet ledes til to trykløse beholdere, hvorfra pumper forsyner fabrikkens ledningsnet.

Spildevand

Fabrikken har i perioden udledt ca. 770.000 m^3 spildevand fra roevaskningen og afløbssystemet (regnvand m.v.) til Guldborgsund. Dertil kommer ca. 3,4 mio. m^3 kølevand. Fabrikken måler de udledte mængder og rapporterer til Storstrøms Amt i henhold til vilkår i miljøgodkendelsen. Sanitært spildevand ledes til Nykøbing F. Kommunes rensningsanlæg.
Fabrikkens anaerobe vandrensningsanlæg har i denne kampagne fungeret væsentlig bedre end tidligere dog med en lang indkøringsperiode. Rensningsgraden har været god.
Den lange indkøringsperiode sammen med en kapacitet i underkantet af det projekterede gav en ophobning af vand i bassinerne. Da anlægget i slutning af dec. blev udsat for en tilstopning mellem hydrolysetanken og metanreaktoren, der medførte, at vandet skulle føres direkte til metanreaktoren, blev kapaciteten reduceret så meget, at det var nødvendigt at søge om tilladelse til at udlede en

blanding af renset og urenset vand og derved også at overskride den daglig tilladte udledningsmængde. På grund af tidsmæssige forhold kunne Storstrøms Amt ikke færdigbehandle ansøgningen, men tog denne til efterretning og har senere meddelt en indskærpelse af, at kravene i fremtiden skal kunne overholdes. Der skete ikke overskridelse for den samlede udledning af BI_5, T-N og af T-P.
Udledning af blandingen af renset og urenset vand foregik over få dage. Med de da henstående vandmængder og den forventede rensningskapacitet kunne vi forudse problemer med at færdiggøre rensning og udledning af vandet til 15. marts 2003, hvorfor der blev søgt om forlængelse af udledningsperioden frem til 10. april 2003. Udledningen ophørte dog allerede d. 30 marts 2003, da anlæggets kapacitet blev større end forudset.

For at undgå tilstopningsproblemer i fremtiden vil tilgangen til metanreaktoren blive ændret, og slamkvaliteten vil blive undersøgt med henblik på evt. udskiftning/rensning. Det er også væsentligt, at vi får udbygget kapaciteten af bassiner, således at der kan opstuves større mængder vand, hvis der opstår problemer med anlæggets kapacitet.

Umiddelbart i starten af kampagnen, da det vand, som har henstået i metanreaktoren fra den tidligere kampagne, blev udledt, blev kravværdien for koncentrationen af NH_3/NH_4-N overskredet. Dette skyldes, at der er sket en stor nedbrydning af det henstående kvælstof i løbet af mellemkampagnen. Problemet kan løses ved at returnere det først udledte vand fra renseanlægget til bassinerne og derved skabe en opblanding med vand med lavere indhold af NH_3.

Udledning af kølevandet har ikke givet miljømæssige problemer i denne kampagne.

Luftafkast

Danisco Sugar Nykøbing har generelt overholdt alle krav til luftemissioner. Udledningen af kuldioxid, CO_2, og svovldioxid, SO_2, stammer fra egenproduktionen af damp og elektricitet samt fra tørring af roeaffald.
Støv: Røggassen fra affaldstørrerierne overholdt som i de tidligere år de stillede emissionskrav. Dog er der stadig mindre problemer med sodnedfald ved nærmeste beboelse.
Lugt: Fabrikken lever op til miljøgodkendelsens krav.

Støj

Fabrikken lever op til miljøgodkendelsens krav.

Affald

Alt affald, primært fra vedligeholdelsen af fabrikken, bortskaffes på kontrolleret vis, enten til genbrug, forbrænding eller deponering.

Roejord, sten, m.v.

Jordbassiner: Alt det grønne, der leveres med roerne, med undtagelse af græs/ukrudt, presses og tørres normalt sammen med roeaffaldet. Græs/ukrudt opbevares eller komposteres ved vore jordbassiner. Jord m.m., der vaskes af roerne, opbevares i vore bassiner i Hasselø Nor. Kalkstenssmuld, kulslagger, sten og grus sælges eller bruges ved fabrikkens anlægsarbejder til opfyld og vejanlæg.

Arbejdsmiljø

Alle ansatte har nu gennemgået en arbejdsmiljøuddannelse kaldet "Snublestensprojektet". Ved systematisk gennemgang af arbejdsgange og udstyr samt ved bevidstgørelse af risici har det medvirket til at begrænse antallet af ulykker og deres alvor. Metoden er godkendt som arbejdspladsvurdering (APV).
På fabrikken er der specielt to forhold med øgede arbejdsmiljømæssige risici: formaldehydopløsning og svovldioxid, se afsnittet Hjælpestoffer. Formaldehydopløsning og SO_2 anvendes i lukkede systemer og opbevares i tanke, så det er kun ved brud/utætheder eller uheld, man kan komme i kontakt med formaldehydopløsning og SO_2.
Forholdsregler i forbindelse med formaldehydopløsning- og SO_2-installationerne er beskrevet i fabrikkens kvalitets- og miljøledelsessystem.

De nærmeste år

Arbejdet med at opnå miljøcertificering efter ISO 14001 i 2003 fortsætter med uddannelse af personalet og udformning af de nødvendige procedurer.
Der arbejdes med etablering af et forsøgsprojekt til genbrug af roejorden som leveres med roerne til fabrikken. Endvidere arbejdes der med et projekt til fjernelse af kvælstof fra det anaerobt rensede vand.



Hurtig og kompetent indgriben ved digeudskridning.



Jorden, der modtages med de leverede roer, vaskes af disse, inden roerne sendes til oparbejdning i fabrikken. Jorden er da opslæmmet i vand, og den sedimenteres i bassiner, hvorefter det klarede vand sendes til rensning inden udledning til Guldborgsund. Sedimentationsbassinerne er beliggende i et område syd for fabrikken, hvor der er foretaget indvinding af tidligere havområde ved anlæg af diger. I den forbindelse gennemskæres området af kanaler til afvanding af markarealerne i området uden for sedimentationsbassinerne. Sedimentationsbassinerne omkranses af volde bygget af jord og ler, og har gennem tiden vist sig stabile. I denne kampagne, d.17.10.2002 først på eftermiddagen, skred et stykke af en sådan vold imidlertid ud, og vand fra det pågældende bassin løb ud over et lavtliggende naboområde (græsmark), hvorigennem en af afvandingskanalerne løber. Udløbet skønnes at have været på ca. 10.000 m³.

Udskridningen blev opdaget hurtigt, og fabrikkens folk trådte i aktion straks ved at lukke for tilledning af vand til det uheldsramte bassin. Storstrøms Amts miljøvagt kontaktedes og Hasselø Nor Digelag blev bedt om at stoppe pumperne, der sikrer udpumpning af vand fra afvandingskanalerne til Gulborgsund. En afspærring af den kanal, som gennemskærer det område, hvor vandet var løbet ud i, blev etableret, og ved bistand fra Beredskabscentret i Nykøbing F. og Næstved begyndte oppumpning af vand fra kanalen til et andet bassin. Udviklingen af vandets indhold af stoffer med kemisk iltforbrug (COD) blev fulgt ved vandanalyser på fabrikkens laboratorium, og det besluttedes sammen med Miljøvagten, at pumpningen kunne standses efter ca. 20 timer. Der blev også taget prøver af vandet i den kanal, der modtager vandet inden udpumpning i Guldborgsund, og her fandtes ikke tegn på forurening, hvorfor afpumpningen fra de øvrige kanaler til Guldborgsund blev genoptaget efter få timers stop.

Denne helt usædvanlige hændelse blev håndteret hurtigt og effektivt af alle parter. Derved undgik vi, at der skete utilsigtet udledning af urenset vand til Guldborgsund. Det uheldsramte bassin blev taget ud af brug og vil heller ikke senere efter reparation af volden blive brugt som sedimentationsbassin, da forløbet tyder på, at undergrunden er ustabil i det berørte område.

Miljøbegreber

Affald til ekstern genanvendelse
Affaldsprodukt, der trods lav værdi kan nyttiggøres, f.eks. papiraffald.

Arbejdsulykke
Begivenhed på arbejdspladsen, uheld eller ulykke, der medfører mindst én dags fravær fra arbejdet ud over tilskadekomstdagen.

BOD/BOD_5/biokemisk iltforbrug
Et mål for indhold af organisk stof i spildevand. Biological Oxygen Demand (biokemisk iltforbrug) er et udtryk for mængden af ilt, der bruges ved et 5-dages forsøg til biologisk nedbrydning af det organiske stof.

CO_2/kuldioxid/kultveilte
Kuldioxid dannes bl.a. ved forbrænding af kul, olie og naturgas.

Emission/udledning/(luft)afkast
Udledning til luft, vand eller jord.

Energiforbrug
Virksomhedens samlede forbrug af elektricitet, kul, olie, gas m.v. udregnet i samme enhed, TJ = Terajoule = 10^{12} Joule, 1 MWh = 1000 kWh.

Flyveaske
Finkornet askemateriale fra kulforbrænding ved frafiltrering af støvpartikler fra røggassen.

N/nitrogen/kvælstof
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

Olie- og kemikalieaffald
Specialaffald, der via offentlige indsamlingsordninger føres til forbrænding eller destruktion, typisk på Kommunekemi A/S.

P/phosphor/fosfor
Vigtigt gødningsstof med risiko for forurening i vandmiljøet.

SO_2/svovldioxid
Svovldioxid dannes ved vulkansk aktivitet og ved forbrænding af bl.a. kul og olie.

Ulykkesfrekvens
Antal arbejdsulykker pr. million arbejdstimer.

15.

DISCOVER

A DANISCO NEWS MAGAZINE ABOUT ADDED FOOD VALUE
ISSUE 5

Which nutritional claims will you make today?

New labelling legislation [illegible] nise claims and help consumer[illegible] [illegible]lthy choice

DANISCO

EDITORIAL

Supporting the market for credible claims



For years consumers have been bombarded with information about dietary dos and don'ts – information that, from time to time, may even be conflicting. Adding to the confusion, a myriad of health claims can be found on food product labels with backing that ranges from sophisticated clinical studies to very modest indicators directly appealing to consumer emotions.

The proposed EU legislation to regulate the use of health claims is a positive development – as is the proposed ranking system for healthy labels in the USA. For the food industry, it is a chance to clear up misunderstandings and give consumers the opportunity to make a qualified decision when choosing the food products that best meet their health needs and desires.

At Danisco, we see health and food safety as particular growth areas within our business and, today, have sharpened our focus on extending and improving our range of ingredients for these areas. The scientific documentation behind them conveys a clear, dependable message about the benefits they provide. And, while consumers shift their focus from low-fat to low-carb to future health needs, the transparency of such healthy messages will be maintained – along with our ability to support market demands as they arise.

Demographic change brought about by a longer life expectancy has given consumers a lasting interest in foods with documented health attributes. Many today look to their diets to help them stay fit longer so they can continue enjoying an active lifestyle well into retirement. Our role as a supplier to the world food industry is to contribute to the development of products that they can trust. At the end of the day, consumer trust is the cornerstone of the industry's own healthy development.

Indulgence drops the guilt

A speciality fat from Danisco has put a delicious, new angle on the development of low-calorie food concepts since its approval by the EU. For European manufacturers of bakery and confectionery products, the legislative move has created an opportunity to create guilt-free, indulgent snacks using a fat with two-thirds of the normal calorie count – and all of the taste.

BENEFAT®, which is the registered trademark for short and long-chain acyl triglyceride molecules – salatrim for short, can be used to replace the fat content of new or existing products.

Product manager Dorte Petersen explains the main benefit:

"Previous attempts at calorie reduction have involved taking out the fat at the expense of taste. But, as consumers still prioritise taste over health, many low-calorie concepts have failed. BENEFAT® gives consumers the best of both worlds."

While consumers will be reassured by the absence of trans fatty acids and neutral effect on blood cholesterol levels, manufacturers will appreciate the high oxidative stability and easy application of BENEFAT®, with only minor adjustments necessary to processing equipment.

US SUCCESS

In the US, food manufacturers have been successfully serving consumers with a wide range of food products that contain BENEFAT® for some time. Recently, the ability to combine a low-calorie claim with a trans-free label has caused the US market to show renewed interest in the speciality fat.

"BENEFAT® is GRAS for many applications in the US, where it has an accepted caloric value of 5kcal/gram," says Dorte Petersen. "The EU approval covers bakery and confectionery products for adult consumers and gives BENEFAT® a slightly more cautious caloric value of 6kcal/gram. Manufacturers can use a "low calorie" claim on product labels if the overall calorie reduction is at least 30%."

The EU decision to approve BENEFAT® for adult consumption only is explained by the fact that the clinical tests of BENEFAT® did not include children – typically not the target group for such reduced calorie products. If the product is destined for an EU market, a statement to this effect is required on the packaging of products where BENEFAT® is used.

For EU manufacturers, the approval of BENEFAT® has great potential on the adult market for biscuits, cookies, cakes and confectionery fillings and coatings. It is also ideal for the growing nutrition bar market.

A number of manufacturers have already received samples of BENEFAT® from Danisco. Easily slotting into production lines, BENEFAT® guarantees new low-calorie products the shortest possible time to market.



Low in calories, free of trans fatty acids and easily applied in food production, BENEFAT® is a great-tasting answer to modern health trends



New labelling legislation will make life even more of a challenge for food manufacturers. Danisco is ready with the right support

Health claims

The days are numbered for claims such as "90% fat free" and "helps your body resist stress" on food labels in the EU. A new regulation on nutrition and health claims made on foods is on the way to harmonise the use of such claims and eliminate those considered potentially misleading.

By establishing a set of approved claim definitions, the idea is to ensure consumers can base their food purchasing decisions on accurate and meaningful information. And manufacturers will be able to employ scientifically proven claims as a more credible argument in their marketing campaigns.

The EU regulation, which will most likely be phased in during this year, coincides with a proposal by the Federal Drug Administration in the USA to introduce a qualified health claims system. By this, the quality of the scientific evidence behind a claim would be evaluated and given an A, B, C or D grading, a grade A indicating that there is significant scientific agreement with the claim. Claims graded B, C or D would be accompanied by a disclaimer, alerting consumers to the fact that the scientific evidence is inconclusive.

MORE CLINICAL STUDIES

Business development manager at Danisco, John Jensen foresees these legislative changes will bring an increase in the number of clinical studies required before food manufacturers can launch products with a health claim attached.

"The EU regulation appears to be more restrictive than that in the US," he says. "By this it will no longer be sufficient to have documentation that proves the nutritional effect of a single ingredient. It will be necessary to run clinical trials on the final food product. That places new demands on food manufacturers and also on us as an ingredient supplier."

One way Danisco can support manufacturers is to supply them with the nutritional reports on relevant Danisco ingredients. Thanks to the company's advanced


come clean
MOUNTAIN BLAST
Fitline
1%

research facilities and a network of regulatory professionals, Danisco's nutritional ingredients are backed by the required scientific documentation. Another more value-adding route is to invite customers to start clinical application trials at an earlier stage of ingredient development so the ultimate time to market for new final products is reduced.

"We will no doubt play a greater role in our customers' marketing strategies – just as we already do with, for example, our HOWARU™ probiotic cultures where we are actively involved in promoting the proven health benefits to the consumers. In the future, we may have to communicate the benefits of our products directly to health professionals as well," says John Jensen.

MAKING THE RIGHT CLAIM

Another important issue for food manufacturers is knowing which nutritional claim will have the most impact on the chosen market. For while Europeans tend to prioritise gut health, cholesterol and wellbeing in general, in the USA consumers are more interested in weight reduction, cholesterol and coronary heart disease. In Japan – another functional food trendsetter where nutrition claims are governed by the FOSHU system – consumer concerns typically relate to bone health (calcium) and food enrichment with probiotics and prebiotics.

New health claim legislation and a diversity of consumer health concerns may not make life any easier for today's food manufacturers. But there are advantages. Credible health claims will not only enable consumers to make more qualified choices, they will boost the reputation of the manufacturers who make them.

More information about the proposed labelling legislation in the US and EU can be found at: www.fda.gov and europa.eu.int.

Weighing up the low-carb market

As more consumers take on the battle of the waistline, Danisco is developing new ways for manufacturers to make the most of the market potential

Rising obesity, high blood pressure and the onward march of Type 2 diabetes have got many consumers talking about today's number one way to tackle the problem – a diet from which high glycaemic carbohydrates are all but eliminated. Fast spreading from the USA to Europe, Australia and other parts of the world, the low-carb trend presents food manufacturers with a major new growth market.

Solutions developed by Danisco can ease manufacturers' access to this important sales opportunity. Low-carb formulations for bakery, beverage, dairy and a range of other products draw particularly on the low glycaemic, low calorie and high fibre qualities of Litesse® polydextrose and the reduced calorie sweetener lactitol with its sugar-like taste. Other functional ingredients from Danisco ensure the low-carb systems have the full range of sensory characteristics.

The high glycaemic carbohydrate content of many standard snack and beverage products has put them right in the anti-carb lobby's line of fire. Rapidly digestible, these carbohydrates have a sharp elevating effect on blood sugar levels and are widely held responsible for increased fat storage in the body.

For bread applications, Danisco has come up with a low-carb solution based on GRINDSTED® CarbMix, a blend of Litesse® and a resistant starch that enables up to 50% flour replacement. The final product contains just seven grams of net carbohydrates per serving – 40% less than a standard bread recipe. GRINDSTED® CarbMix in combination with lactitol also works well in rich cake recipes, enabling partial replacement of flour and sugar for a delicious result. In Danisco's low-carb cookie formulas, added sugars are entirely absent – Litesse® and lactitol again making up the shortfall.

GRINDSTED® CarbMix plays a valuable fortifying role in a new orange juice concept that contains 33% less carbohydrates than regular orange juice and delivers the same nutrients and refreshing taste. A two-phase FTNF* orange flavour system, comprising citrus-derived ingredients, works with GRINDSTED® Pectin to provide the mouthfeel and full flavour profile of natural orange juice.

On the dairy side, manufacturers can look to Danisco for assistance with low-carb ice cream, milk shakes and other products, the Litesse®-lactitol combination ensuring a flavour, mouthfeel and texture in perfect sensory harmony – and proving once again Danisco's ability to rise to the low-carb challenge. The continued growth of the low-carb market suggests the time of challenges is far from over. But where there's a will, Danisco is ready to find a way.

**FTNF – From The Named Fruit*

TREND ON THE MOVE

Millions of US consumers are today reported to be on a low-carb diet – a phenomenon the nation's shopping behaviour clearly reflects.

According to market analysts at ACNielsen, volume sales of high-carb products, such as white bread, pasta, cookies and regular carbonated beverages, have declined by 5% or more over the past year. Figures from the US Natural Marketing Institute, meanwhile, state 66% of consumers bought low-carb foods in 2003 – up 7.5% on 2002.

No wonder, then, that launches of low-carb products are increasingly frequent on the US market – multinational food giant Unilever having recently announced the launch of 18 new alternatives to its traditional products. In addition to the traditional carb-rich categories, products such as ketchup, jams and jellies are also appearing in new dietary variants, says Danisco's US sales and marketing director Mike Parsons.



BIG BUSINESS

The 30-year-old Atkins Diet is by far the biggest of the low-carb diet plans that have taken the US by storm. Among the numerous other low-carb plans available are the South Beach Diet, CarbSolutions, The Zone and the Unilever line.

"Low-carb foods represent a segment where products sell at a premium price. Low-carb sections are appearing in supermarkets – and we are even seeing the emergence of some entirely low-carb shops," he adds. The low-carb trend is also increasingly visible in restaurants, and, in March this year, the first low-carb vending machines were introduced.

Across the Atlantic, the low-carb trend is having an impact, with up to three million Britons now said to be on the Atkins Diet, the most widespread of the low-carb regimes. The Mintel market research group, though, points to another trend from Australia that may have greater impact on European consumers – Glycaemic Index (GI) labelling, which states the effect of carbohydrates on blood glucose levels. In the UK, leading supermarket chain Tesco has already announced that it will introduce GI labelling on own label products. Mintel expects GI statements will gradually become more commonplace on mainstream products.

Wrap probiotics in an appetising consumer package and enjoy long-term sales improvement that reflects the growing consumer interest in gut health. Woolworths supermarket chain in South Africa has proven that it works after obtaining a licence to use Danisco's premium probiotic brand HOWARU™ in its own label products.

Since Woolworths relaunched its entire yogurt range with HOWARU™ last autumn, yogurt sales have grown more than 50% and are still on the way up. A major marketing campaign promoting the 52 yogurt lines has raised consumer awareness of the culture to such an extent that the retail giant is now preparing to broaden its probiotic horizons. Fruit juice, cheeses and confectionery products bearing a "HOWARU™ within" label are planned for launch this summer.

Dairy category manager at Woolworths, Chris Botha, calls the HOWARU™ launch one of the chain's most successful ever. "We have definitely gained market share due to this campaign," he says.

MILESTONE

The driving force behind the healthy eating trend in South Africa, Woolworths is committed to selling food and beverages that offer nutritional benefits. "HOWARU™ is a milestone in the ongoing "Good Food Journey" campaign we launched in 2000 and which has strengthened our position as the fastest growing retailer in the country," says Chris Botha. "Healthy food is certainly a market need."

Danisco's business director for cultures, Danny O'Regan explains why the South African launch has gone so well. "The big problem in the past is that probiotics have been sold as science. What we have done with HOWARU™ is create a vehicle for making probiotics more appealing – something that Woolworths, as a respected good food supplier in South Africa, has done very well," he says.

While Woolworths has promoted the health image of HOWARU™ in its consumer marketing, Danisco has assisted by training key store staff and preparing an article for distribution to relevant magazines. Seminars aimed at medical professionals are also planned to inform about the health benefits of HOWARU™ in food products.

SLOVENIA

The South African success story will soon have the chance to repeat itself in Slovenia, where the country's largest dairy is to relaunch its entire range of fermented products under the name Kako Si ? – HOWARU™ in Slovenian. Again, Danisco will be closely involved in the market campaign.

The timing is good. Ongoing research continues to reinforce the beneficial role probiotics have to play in gut health, and a new report by Leatherhead Food R.A. – www.leatherheadfood.com – has also just described the positive market prospects for gut health foods. Consumers are clearly getting the message.


Strong marketing of HOWARU™ in yogurt has won the hearts – and stomachs – of Woolworths customers in South Africa
Trust in

BEHIND THE NAME

The name HOWARU™ – pronounced "how are you" – gives Danisco's premium probiotics the required strong association with health. Comprising the two well-documented strains HOWARU™ Bifido and HOWARU™ Rhamnosus, the range is backed by more than 20 recent clinical studies. All of them confirm the cultures' ability to enhance the immune system and improve resistance to infections.


a gut feeling

Litesse® makes a difference

At only one calorie a gram, the speciality carbohydrate Litesse® polydextrose is ideal for simulating fat and sugar in reduced calorie food products. Its low glycaemic index and broad recognition as a dietary fibre also make it particularly well suited to the needs of low-carb solutions.

Now another more recently documented advantage has made the range of application possibilities even wider – the use of Litesse® as a prebiotic.

Clinical studies, including those conducted by Danisco's Health and Nutrition R&D group in Finland, have shown that the consumption of low doses of Litesse® can selectively stimulate the colonic bacteria beneficial to gut health.

Due to its slow fermentation, the carbohydrate provides sustained prebiotic benefits throughout the length of the colon, reducing colonic pH and increasing the production of butyric acid, which protects against carcinogens.



Trouble with

Danisco gets manufacturers out of a tight spot with solutions that remove trans fatty acids from bakes and snacks

Effectively banned from food products sold in Denmark and the subject of a labelling law to be implemented in the USA by 1 January 2006, trans fatty acids are giving food manufacturers a thumping headache. Nutritionists slam the hidden fats as a major threat to consumer health – possibly worse than saturated fats. But, without them, a large number of food products just would not be the same.

Or would they?

Danisco research has come up with a number of painless solutions to the problem – and there are more in the pipeline. Using DIMODAN® Distilled Monoglycerides and GRINDSTED® emulsifiers, either alone or in combination, Danisco can today give a series of baked and snack products the necessary functionality without the trans and, at the same time, without increasing the content of saturated fats.

"The ability to remove trans and not raise the saturates is an important competitive advantage," says business director at Danisco in the US, Terese O'Neill. "While there is still only around 50% consumer awareness of trans fats in the US, consumers are more concerned about saturated fats and the tropical oils that contain them."

The crux of the trans-elimination issue


trans?

LEGAL REACTION TO HEALTH DEBATE

An accusing finger has been pointed at trans fatty acids ever since scientific studies revealed their negative influence on blood cholesterol, suggesting that they increase the risk of coronary heart disease.

Denmark was the first country in the world to take the logical next step. From 1 January this year, food products with a fat content comprising more than 2% trans fatty acids may no longer be legally sold on the Danish market.

A number of other countries have introduced trans labelling legislation. Canada now requires trans fatty acids to be listed together with saturated fat content on food labels. In Australia and New Zealand, the trans fat content has to be stated if a nutrition claim is made regarding cholesterol, saturated fat, trans fat, polyunsaturated fat and/or omega-3 fat content.

In the US, the Food and Drug Administration (FDA) has finalised a legislative proposal requiring food manufacturers to declare trans fatty acid content on product labels by 1 January 2006 at the latest. Three years after that date, the FDA estimates trans labelling will have prevented 600 to 1,200 cases of coronary heart disease and 250 to 500 deaths a year.

Brazil has also decided to follow the US example and will enforce mandatory trans labelling from 31 July 2006.

lies in the partially hydrogenated fats where trans fatty acids abound. It is the partial hydrogenation process that gives traditional shortening the aerating, emulsifying and lubricating properties bakers require, not to mention desirable textural, structural and flavour characteristics.

MAINTAINING FUNCTIONALITY

Danisco emulsifier blends make it possible to maintain these qualities in combination with unhydrogenated oil. Crackers, pie crusts, cookies and tortillas are among the applications for which trans-free solutions are now available. "Our systems can be customised according to the customer's labelling and shelf-life requirements, the oil or shortening they currently use, and process and distribution needs. We are also investigating solutions beyond bakery and snack products," says Terese O'Neill.

In addition to solving health and functional issues, the trans-free blends are cost-effective and easy to apply – providing a solution so complete that manufacturers may soon have to remind themselves what the problem actually was. Danisco is smoothing their troubles clean away.



Betaine moves beyond dietary supplements to food in the US

Heart care gets a new beet





The reduction of a risk factor associated with cardiovascular disease is just one of the health benefits of betaine, an active ingredient used in dietary supplements. Now betaine is beginning to make its way onto the US food market, where the many advantages have turned out to be functional as well as nutritional.

Betaine is today a GRAS ingredient (Generally Recognised As Safe) in selected applications, including nutrition bars and beverages. Backed by extensive clinical and safety studies, the US move follows in the footsteps of Japan and Korea, where betaine has been used as a food ingredient for a number of years.

The reasons for using betaine in food are compelling, particularly in association with B vitamins and folic acid. Naturally occurring in virtually all living things, betaine has been found to reduce serum homocysteine levels, which are considered a cardiovascular disease risk factor when elevated. It can also help counteract the fatty liver complaints commonly caused by obesity, diabetes and various other conditions, enhance kidney function and protect against dehydration. Clinical studies suggest a further link with improved athletic performance.

FUNCTIONAL ROLE

Danisco's work with betaine began more than 20 years ago with the development of a pioneering process to extract it from sugar beet molasses. Ongoing research with the company's betaine product, branded Betafin®, has since revealed that the nutrient can play an important functional role as a flavour enhancer and, due to its ability to reduce water activity, as a means of extending shelf life.

"It may also enhance sweetness and mask off-notes from ingredients such as soya protein and artificial sweeteners," says health and nutrition business manager Ariella Gastel, who adds: "A number of customers are using it for both the nutritional and functional benefits."

While food manufacturers in the US explore the new opportunities to use betaine in their products, Danisco is working to gain regulatory approval of the ingredient by the European food authorities.

"Betaine is a very novel ingredient which we expect to be used in an ever wider range of applications in the future," says Ariella Gastel.



RHODIA ACQUISITION APPROVED

The purchase of Rhodia Food Ingredients from the French chemicals group Rhodia S.A. makes Danisco the world's second largest supplier of cultures and xanthan gum.

The integration process now underway involves the formation of a new product division, Danisco Cultures. Other ingredients sold by Rhodia Foods will be integrated in the existing Specialities, Textural Ingredients and Functional Systems divisions.

Rhodia Food Ingredients made its name as a leading supplier of cultures, hydrocolloids, such as xanthan gum, and food safety products. For Danisco, the opportunity to expand its range in these areas is highly welcome.

"We are exceedingly pleased with this acquisition," says executive vice-president at Danisco, Robert H. Mayer. "Like us, Rhodia is a leader in knowledge-based solutions for the food industry. In addition it has very strong programmes in food safety and probiotic products that will be highly complementary and will give us a very strong platform."



THE TASTE OF PURE GOLD

The well-known kiwifruit stands to ride a fresh wave of popularity following the arrival of a new sweeter variety on the market. Danisco has won the right to produce the world's first GOLD Kiwifruit flavourings, presenting the market with extensive product development potential.

The world's leading exporter of kiwifruit, New Zealand-based ZESPRI Group Ltd, has a 25-year patent for the ZESPRI™ GOLD Kiwifruit that first appeared on international markets in 2000. High in antioxidants and vitamin C and E, the new fruit is fast winning recognition for its unique golden flesh and tropical flavour reminiscent of melon, peach and citrus.

Through close collaboration with ZESPRI, Danisco has captured this fresh fruit taste in its GOLD Kiwifruit flavourings for beverage, dairy, bakery, confectionery and ice cream applications – ideal for innovative manufacturers looking to cultivate a premium image. The versatile flavour provides a great opportunity for manufacturers



to create novel products without moving into the realms of obscure tropical fruits.

Plantations established in New Zealand and countries in the northern hemisphere secure a global supply of the delicious fruit – and the raw material for Danisco's new flavour range.



COOL BUT TASTELESS

Chill out with a new range of cooling flavours from Danisco. Used in soft drinks and low alcohol beverages, SoCool flavourings are perfect for fast, off-the-shelf refreshment.

The new ingredient system behind SoCool has overcome the menthol undertone previously standard in flavours of this type. Instead, the neutral-flavoured base gives a pure cooling sensation, which may be delayed or immediate according to the flavouring option preferred.

The neutral taste makes the flavours suitable for a wider range of beverage applications, including ready to drink fruit beverages and iced tea. All the flavours are completely soluble in beverages at a starting dosage of 0.05%.

SoCool is Danisco's newest response to the growing market demand for sensation flavours and joins an already extensive sensation assortment.



www.danisco.com



DATABASE FOR TRACEABLE SAFETY

Ongoing work to improve traceability has taken another step forward with the introduction of an electronic ingredient database at Danisco.

Using the database, Danisco can rapidly identify where a particular ingredient has been used for development purposes, in which application samples it has been employed and which customers have received samples containing the ingredient.

All ingredients are subject to strict quality control before being approved for use in development work. The database serves as an additional safety net should any unforeseeable circumstances arise.



FOOD PATHOGEN MEETS ITS MATCH

Manufacturers of meat and fish products have gained an efficient weapon in the battle against pathogenic *Listeria* bacteria – a frequent cause of expensive product recalls. Application trials with Danisco's protective culture HOLDBAC™ Listeria have produced excellent results in fast-ripened dry sausage, cured meat and smoked salmon.

In each test, the effect of HOLDBAC™ Listeria was measured over time, showing the strong inhibition of the *Listeria* bacteria introduced to meat and fish samples. All samples remained *Listeria*-free throughout the study period and maintained their superior sensory characteristics.

XANTHAN JOINS THE RANGE

Danisco has established its own production of xanthan gum – a new product launch that fills the final gap in the company's textural ingredient range.

An important ingredient in Danisco's functional ingredient blends, xanthan gum is widely used by the global food industry as a stabiliser in dairy and bakery products, beverages, soups and sauces. Excellent water binding, unique viscosity creation and the ability to hold particles in suspension are among the sought-after functional properties it provides, enhancing the sensory qualities and shelf life of food and beverage products.

The xanthan range combines with Danisco's food application expertise to meet the majority of market needs.

Real treats in a lighter ice

Danisco launches a new ice cream concept for today's dietary needs

Ice cream products with a reduced fat or sugar content promise to be the big innovative hit from ice cream manufacturers this year, with light versions of some bestselling products already on the market.

To give manufacturers an inspirational helping hand, Danisco has developed a new health and wellness concept for ice cream and frozen desserts.

"There is a great focus on low-fat/low-calorie products and an explosive interest in low carbohydrate solutions," says ice cream application technologist, Nina Korsholm. "The problem for those who want to reduce their carbohydrate intake is that many low-fat products have gained a high level of carbohydrates because the fat has been replaced by sugars such as maltodextrin and glucose syrup."

For manufacturers, the health question could be the key to encouraging consumers to eat more of their ice cream products – a task likely to involve changing certain consumer attitudes. While in the US and Sweden, for example, ice cream is viewed as a dairy product suitable for everyday consumption, in Southern Europe it is more likely to be placed in the same category as confectionery and, for that reason, consumed only occasionally.

"Many large food manufacturers have been under pressure because their products are regarded unsuitable for a well-balanced diet. Our health and wellness concepts aim to reverse this attitude – providing solutions that cut down on the calories, not the pleasure," Nina Korsholm explains.

Among the concepts are frozen desserts with a reduced fat and sugar content or no fat or sugar added; a sugar-free sorbet and water ice; a reduced-calorie, coated stick novelty; and ice creams for low carbohydrate and low glycaemic index diets. Each of the concepts offers a considerable calorie reduction and meets other specific dietary needs, while maintaining the sensory qualities of standard ice cream products.



DISCOVER MAGAZINE
is published twice a year. Publisher: Danisco A/S, Langebrogade 1, DK-1001 Copenhagen, Denmark. Phone: +45 32662280. Fax +45 32662159. www.danisco.com, info@danisco.com. Editor-in-chief, Executive Vice President Robert H. Mayer. Editorial staff: Susanne Sigtryggsson (editor), Cath Mersh. Design and layout: Advance, Denmark. Printed by: Quickly Tryk A/S, Denmark. Distribution: 10,000.

Danisco develops and produces functional ingredients primarily for the food and beverage industry and, to a lesser extent, for the non-food industry. Some 9,000 people are employed within the group's sales and production companies and innovation centres in 40 countries. Net sales of DKK 16.4 billion (EUR 2.2 billion) were reported in 2003/04.

Produced mainly from natural raw materials, the broad product range is backed by top technical services, creating innovative, high quality solutions for food and beverage products. The range includes antimicrobials, antioxidants, emulsifiers, enzymes, flavours, functional systems, speciality fats, speciality sweeteners, starter cultures and media, and textural ingredients. Danisco is also one of the largest and most efficient sugar producers in Europe.

DANISCO
First you add knowledge...

16



DANISCO
First you add knowle

Investor Relations Activities

Danisco's Executive Board and Investor Relations department participates in different road shows, fairs, conferences and investor meetings during the year.

Date	Event	Location	Presentation
2004			
28 June-2 July	Roadshow, ABN Amro/Alfred Berg	USA and Canada	Presentation (PDF 0.6 Mb)
25 June	Roadshow, Bryan Garnier	Paris, France	Presentation (PDF 0.6 Mb)
24 June	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
23 June	Roadshow, Danske Equities	Amsterdam, The Netherlands	Presentation (PDF 0.6 Mb)
23 June	Roadshow, Carnegie	London, England	Presentation (PDF 0.6 Mb)
22 June	Roadshow, Carnegie	Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
22 June	Roadshow, ABG Sundal Collier	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
18 June	Breakfast Presentation, ABN Amro/Alfred Berg	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
17 June	Conference Call, full year results	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
11 May	Roadshow, Cheuvreux	Dublin, Ireland	Presentation (PDF 0.6 Mb)
3-7 May	Roadshow, ABG Sundal Collier	USA	Presentation (PDF 0.6 Mb)
28 April	Roadshow, Danske Equities	London, England	Presentation (pdf 0.6 Mb)
2 April	Roadshow, Smith Barney Citigroup	London, England	Presentation (PDF 0.6 Mb)
26 March	Roadshow, Handelsbanken Securities	Oslo, Norway	Presentation (PDF 0.6 Mb)
25 March	Roadshow, Handelsbanken Securities	Helsinki, Finland	Presentation (PDF 0.6 Mb)
24 March	Roadshow, Enskilda Securities	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
23 March	Roadshow, Carnegie	Frankfurt, Germany	Presentation (PDF 0.6 Mb)

Related links

Financial Calendar
When will Danisco release f statements? Find the answe *Financial Calendar.*
financial calendar

Contact Investor Relation:
For further information plea: Danisco's Investor Relation:
contact investor relation:

Download service
Download fact sheets, acco presentations and much mo
download service

Any news?
Read the latest press releas Danisco.
read more

Get Adobe Acrobat Reader

		Zurich, Switzerland	
22 March	Roadshow, Carnegie	Paris, France	Presentation (PDF 0.6 Mb)
19 March	Breakfast Presentation, Danske Equities	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
18 March	Conference Call, nine months results	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
11 March	Conference Call	France	Presentation (PDF 0.4 Mb)
30 January	Road Show, Danske Equities	Oslo, Norway	Presentation (PDF 0.6 Mb)
26 January	Road Show, Danske Equities	Zürich, Switzerland	Presentation (PDF 0.6 Mb)
22-23 January	Roadshow, Enskilda Securities	London England	Presentation (PDF 0.4 Mb)
20 January	Roadshow, Danske Equities	Stockholm, Sweden	Presentation (PDF 0.6 Mb)
16 January	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
15 January	Valuebased Management and Sustainability by CEO Alf Duch-Pedersen Den Danske Finansanalytikerforening (The Danish Association of Financial Analysts)	Copenhagen, Denmark	Presentation (PDF 3.5 Mb)
14-15 January	Roadshow, Enskilda Securities	London, England	Presentation (PDF 0.6 Mb)
13 January	Roadshow, Enskilda Securities	Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
12-16 January	Roadshow, Carnegie	USA	Presentation (PDF 0.6 Mb)
2003			
17 December	Breakfast Presentation, Carnegie	Copenhagen, Denmark	Presentation (PDF 6.3 Mb)
16 December	Conference Call, first half results	Copenhagen, Denmark	Presentation (PDF 6.7 Mb)
2 December	Enskilda, MA-seminar	Copenhagen, Denmark	Presentation (PDF 0.21 Mb)
18 November	Food Ingredients Europe	Frankfurt, Germany	-
10 November	Roadshow, Cheuvreux	Tokyo, Japan	Presentation (PDF 22.1 Mb)
4 November	Sugar Seminar Carnegie	Copenhagen, Denmark	-
30 October	Plant visit Sugar	Örtofte, Sweden	-
13-15	Roadshow,	USA	Presentation

October	Handelsbanken Securities		(PDF 0.6 Mb)
7 October	Investor Presentation, Sydbank	Grindsted, Denmark	Presentation (PDF 0.6 Mb)
6 October	Investor Presentation, Genencor	Copenhagen, Denmark	Presentation (PDF 0.3 Mb)
1-2 October	Roadshow, Carnegie	London, England & Edinburgh, Scotland	Presentation (PDF 0.6 Mb)
29 September	Roadshow, Cheuvreux	Paris, France	Presentation (PDF 0.6 Mb)
26 September	Roadshow, Cheuvreux	Milan, Italy	Presentation (PDF 0.6 Mb)
24 September	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (PDF 0.6 Mb)
23 September	Breakfast Presentation, Handelsbanken Securities	Copenhagen, Denmark	Presentation (PDF 0.6 Mb)
22 September	Conference Call, 1st quarter results	Copenhagen, Denmark	Presentation (pdf 0.5 Mb)
19-20 August	Roadshow, ABG Sundal Collier	London, England	Presentation (PDF 1.6 Mb)
12 August	Investor presentation	Brabrand & Grindsted, Denmark	Presentation (PDF 4.7 Mb)

/7



danisco.com

home products about us sustainability people press investor contact

search:

news finance shareholders info share price analysts presentations calendar corporate overview contact

investment calculator historical price lookup trading codes

DANISCO
First you add knowle

Online Share Price

Danisco's Share Monitor is an interactive tool for viewing and analysing the market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

You may choose between two versions of Share Monitor: a functionally-rich Java applet and a more basic HTML-based version. The latter benefits users with low bandwidth Internet connections.

Latest value

DKK 304.50	% -0.98 ↓


DKK ■ Danisco
KFX ■ DKK
320
316
312
268
266
264
1 month 7/05/2004 - 08/06/2004

Updated: 08-06-2004

JAVA MONITOR

This applet is about 300 Kb and will take about 40 seconds to load on a 56 Kbps modem.

If you experience any difficulties in starting the Share Monitor, clear your browser's cache-memory and reload the application.

Requirements: Java-enabled browser such as IE or Netscape 4.0 or newer. JDK 1.1. support required.

HTML MONITOR

This version is 25 Kb and will take couple of seconds to download on a 56 Kbps modem.

HTML- monitor is recommended for users who do not have Java-capable browsers and for those with slower Internet connections and/or computers. Also, you should use this version if you experience any difficulties with the Java version.

Browser requirements: IE or Netscape 3.0 or newer.

Related links

Facts about the shares
Danisco's shares are listed
Copenhagen Stock Exchan
Read more

Copenhagen Stock Excha
Follow the Danisco share p
Copenhagen Stock Exchan
click here to visit the wel

Genencor's shares
Genencor International is lis
technology stock exchange,
follow the share price at Na
please click here.
Click here to visit the wel

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

18


visit danisco.com
Dan
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
Reform of the EU sugar regime
SIAL
What's on
New products
DANIS
First you add kn
To website for
Animal feed products
Pressed beet-pulp
Dansukker
Restaurant and catering
Fibrex
Retail
Growers
Sugar and health
Industrial customers
Supplier
News
EU sugar reform outline v
content as anticipated
15/07/2004
As expected, the European (
is proposing radical changes
sugar market regulation in i
© 2003, Danisco Sugar - disclai



Danisco Sugar in focus

A favourable climate and good soil are essential
to thrive. This is why beet is widely grown in th
surrounding the Baltic. In the autumn, millions
from the soil, transported to the factories and c
pure, white sugar. A process handled by one of
sugar producers: Danisco Sugar.

Danisco Sugar has a production quota in the EU
million tonnes of sugar which makes us one of t
sugar producers. In order to secure this positio
Danisco Sugar will focus on three major challen
customers, food safety and amendments to the


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
About Danisco Sugar
Brands and Trademarks
Career within Danisco Sugar
Financial information
A perspective on history


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
About Danisco Sugar
Brands and Trademarks
Career within Danisco Sugar
Financial information
A perspective on history
History of Danisco Sugar
History of sugar
Sugar museum


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
About Danisco Sugar
Brands and Trademarks
Career within Danisco Sugar
Financial information
A perspective on history
Our goal and strategy
Our research and development
Our market
Our organisation


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
About Danisco Sugar
Brands and Trademarks
Career within Danisco Sugar
Financial information
A perspective on history
History of Danisco Sugar
History of sugar
Sugar museum
From loaf sugar to cube sugar
Miniatures
Sugar boxes
Sugar packets
Entry of advertising
Photos and films
Literature/library
Documentation
Interesting instruments
Major objects


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
About Danisco Sugar
Brands and Trademarks
Career within Danisco Sugar
Financial information
A perspective on history
Dansukker®
Fibrex®
Pulpetter®/Kosetter®
HP-Pulp®/HP-Massa®
Betfor®
Fipec®


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
Consumer products
Industrial products
Animal feed products
Dietary fibre products
Hotels and restaurants



Products in focus

Sugar is not just sugar, but rather a wide range
products. However, one thing they all have in c
they are primarily used in connection with food
example lemonade, fruit juice, confectionery, m
cakes, both in households and in industry. In ou
give customers optimum results every time, we
with quality assurance, product development ar
expansion to generate new success for our cust
examples of this are liquid sugar for the bevera
jam sugar for domestic households.

All of Danisco Sugar's activities are based on a :
phenomenon - sugar. Sugar is found in everyth
nature. However, two plants in particular contai
than all the others: sugar beet and sugar cane.


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
This is sugar
Beet growing
Sugar production
Sugar in figures
Sweetener glossary


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
Global sugar market
Sugar regime
WTO
EBA


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
Reports
Policies


visit danisco.com
Danisco Sugar
Danisco Sugar in focus
Products in focus
Sugar in focus
Sugar and the EU
Sustainability
Health and Nutrition
Press
Energy
Teeth and health
Obesity
Diabetes

19.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 København K
Tlf. 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

TO THE SHAREHOLDERS OF DANISCO A/S

The Annual General Meeting will be held on Thursday 26 August 2004 at 4.00 pm at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark, with the following agenda:

1) The Board of Directors' report on the Company for the year ended.

2) Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.

3) Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.

4) Election of members to the Board of Directors.

5) Election of two state-authorised public accountants to serve as auditors.

6) Resolutions proposed by the Board of Directors and shareholders.

7) Any Other Business


DANISCO
First you add knowledge...

Re item 2:

The Board of Directors proposes that the Annual Report for 1 May 2003 to 30 April 2004 be approved and the Board of Directors be discharged from its obligations.

Re item 3:

The Board of Directors proposes that a dividend of DKK 6.50 be paid per share of DKK 20 out of the profit for the year. The remainder is transferred to the Company's reserves.

Re item 4:

Mr. Jørgen Tandrup and Mr. Heimo Karinen are retiring as directors in accordance with Article 17.2 of the Articles of Association. Furthermore, Mr. Bo Berggren is retiring as director. The Board of Directors proposes re-election of Mr. Jørgen Tandrup and election of Mr. Håkan Björklund.

Re item 5:

The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes a reduction of the Company's share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied payment to the shareholders, who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Companies Act.

The Company's share capital of a nominal value of DKK 1,021,371,040 be reduced by a nominal value of DKK 27,600,000 to



a nominal value of DKK 993,771,040 through cancellation of 1,380,000 own shares of a nominal value of 27,600,000, which have been acquired by the Company at DKK 261.5 per share of DKK 20, corresponding to a price of DKK 1307.4 per share amount of DKK 100, which means that through the reduction an amount of DKK 360,834,648 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2005, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to amend Article 4.1 of the Articles of Association in compliance with the capital reduction resolution.

Comment:

As stated in Danisco's Notice to the Stock Exchange of 17 June 2004, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the holding of own shares at the time of convening the Annual General Meeting, to the effect that the holding of own shares at 30 April 2004 and any purchase of own shares in the period from 1 May 2004 to the convening of the Annual General Meeting be cancelled. Due to changes in the accounting standards for the treatment of share-based payments, it is proposed to include the shares presently held as a hedge for the option programmes in this writedown of the share capital.

On 6 August 2004, Danisco held 1,380,000 own shares, corresponding to 2.7 % of the share capital.

Consequently, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the 1,380,000 own shares, corresponding to 2.7 % of the share capital. Such reduction of the share capital provides the flexibility required by the Company to purchase own shares.


DANISCO
First you add knowledge...

b) That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

Comment:
It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

c) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under item 6 a requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

One shareholder, the Critical Shareholders' Association represented by Frank Aaen, has submitted the following three proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

To ensure public availability and transparency in the area

d) Sugar support received should be declared separately in Danisco's Annual Reports and provide a true and fair view.

e) Danisco's contribution to the organisation of sugar producers, CEFS and other lobbying expenses should be declared separately in Danisco's Annual Reports and provide a true and fair view.

f) Management should in the Annual Report give an account of CEFS's activities and other cooperation with other sugar producers.


DANISCO
First you add knowledge...

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under items 6 d-f requires that a majority of the votes cast at the Annual General Meeting votes in favour of the resolution.

As from 13 August 2004, the agenda and the proposals in full as well as the audited Annual Report will be available for inspection by the shareholders at the Company's registered office. On the same day, the documents will be sent to those shareholders who have so requested and the agenda and the proposals in full will be available on Danisco's homepage at http://agm.danisco.com

Admission cards with ballot paper for the Annual General Meeting may be collected on provision of identification at the Company's registered office at Langebrogade 1, Copenhagen K, Denmark, from 16 August to 26 August 2004 between 10.00 am and 3.00 pm, except Saturdays and Sundays. After this period, only admission cards without ballot paper will be issued.

Shareholders whose shares are registered in the name of the shareholder in the Register of Shares may vote at the Annual General Meeting. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting, or if the shareholders before that time have applied for registration and filed proof of their acquisition.

---oooOOOooo---

For your information, we intend to transmit the AGM via Danisco's homepage, http://agm.danisco.com, with the possibility of interpretation into English.

Danisco A/S

Board of Directors

20.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 København K
Tlf. 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

AGENDA

AND

THE PROPOSALS IN FULL

Danisco A/S

Annual General Meeting
Thursday 26 august 2004 at 4.00 pm
at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark

Agenda:

1. The Board of Directors' report on the Company for the year ended.

2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.

3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.

4. Election of members to the Board of Directors.

5. Election of two state-authorised public accountants to serve as auditors.

6. Resolutions proposed by the Board of Directors and shareholders.

7. Any Other Business

CVR. nr. 11350356


DANISCO
First you add knowledge...

Re item 2:

The Board of Directors proposes that the Annual Report for 1 May 2003 to 30 April 2004 be approved and the Board of Directors be discharged from its obligations.

Re item 3:

The Board of Directors proposes that a dividend of DKK 6.50 be paid per share of DKK 20 out of the profit for the year. The remainder is transferred to the Company's reserves.

Re item 4:

Mr. Jørgen Tandrup and Mr. Heimo Karinen are retiring as directors in accordance with Article 17.2 of the Articles of Association. Furthermore, Mr. Bo Berggren is retiring as director. The Board of Directors proposes re-election of Mr. Jørgen Tandrup and election of Mr. Håkan Björklund.

Re item 5:

The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes a reduction of the Company's share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied payment to the shareholders, who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Companies Act.

The Company's share capital of a nominal value of DKK 1,021,371,040 be reduced by a nominal value of DKK 27,600,000 to



a nominal value of DKK 993,771,040 through cancellation of 1,380,000 own shares of a nominal value of 27,600,000, which have been acquired by the Company at DKK 261.5 per share of DKK 20, corresponding to a price of DKK 1307.4 per share amount of DKK 100, which means that through the reduction an amount of DKK 360,834,648 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2005, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to amend Article 4.1 of the Articles of Association in compliance with the capital reduction resolution.

Comment:

As stated in Danisco's Notice to the Stock Exchange of 17 June 2004, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the holding of own shares at the time of convening the Annual General Meeting, to the effect that the holding of own shares at 30 April 2004 and any purchase of own shares in the period from 1 May 2004 to the convening of the Annual General Meeting be cancelled. Due to changes in the accounting standards for the treatment of share-based payments, it is proposed to include the shares presently held as a hedge for the option programmes in this writedown of the share capital.

On 6 August 2004, Danisco held 1,380,000 own shares, corresponding to 2.7 % of the share capital.

Consequently, the Board of Directors proposes a capital reduction of the Company's share capital through cancellation of the 1,380,000 own shares, corresponding to 2.7 % of the share capital. Such reduction of the share capital provides the flexibility required by the Company to purchase own shares.


DANISCO
First you add knowledge...

b) That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

Comment:
It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

c) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under item 6 a requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

One shareholder, the Critical Shareholders' Association represented by Frank Aaen, has submitted the following three proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

To ensure public availability and transparency in the area

d) Sugar support received should be declared separately in Danisco's Annual Reports and provide a true and fair view.

e) Danisco's contribution to the organisation of sugar producers, CEFS and other lobbying expenses should be declared separately in Danisco's Annual Reports and provide a true and fair view.

f) Management should in the Annual Report give an account of CEFS's activities and other cooperation with other sugar producers.


DANISCO
First you add knowledge...

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolution mentioned under items 6 d-f requires that a majority of the votes cast at the Annual General Meeting votes in favour of the resolution.

Danisco A/S
Board of Directors